Submission Data File

General Information	
Form Type*	ARS
Contact Name	EDGAR AGENTS, LLC
Contact Phone	212-265-3347
Filer File Number	
Filer CIK*	0001911545 (Global Interactive Technologies, Inc.)
Filer CCC*	**********
Confirming Copy	No
Notify via Website only	No
Return Copy	No
SROS*	NASD
Period*	12-31-2024
(End General Information)	

Document Information	
File Count*	1
Document Name 1*	ea0264162-04.pdf
Document Type 1*	ARS
Document Description 1	Form ARS
(End Document Information)	

Notifications	
Notify via Website only	No
E-mail 1	filings@edgaragents.com
(End Notifications)	

GLOBAL INTERACTIVE TECHNOLOGIES, INC.

2024 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

For the transition period from ____________ to____________

Commission file number: 001-41763

Global Interactive Technologies, Inc

(Exact name of registrant as specified in its charter)

Delaware	7370	88-1368281
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

160, Yeouiseo-ro,
Yeongdeungpo-Gu, Seoul
Republic of Korea, 07231
+82-2-564-8588

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Class A Common Stock, $0.02 par value per share	GITS	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definition of "large accelerated filer," accelerated filer, "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates, computed by reference to the closing price of $0.2471 per share as reported on the Nasdaq Stock Market on December 31, 2024, and based on the 52,808,589 shares of common stock outstanding prior to the Company's 1-for-20 reverse stock split effected on January 27, 2025, was approximately $10,587,362.

As of December 31, 2024, the registrant had 52,808,589 shares of Class A Common Stock issued and outstanding. On January 27, 2025, the Company effected a 1-for-20 reverse stock split of its Common Stock. As a result, the number of shares outstanding was proportionally reduced, and as of the filing date of April 29, 2025, there were 2,640,429 shares of Class A Common Stock issued and outstanding on a post-split basis (par value $0.02 per share).

TABLE OF CONTENTS

As used in this Annual Report on Form 10-K, unless otherwise indicated, Global Interactive Technologies, Inc, together with its consolidated subsidiaries, is hereinafter referred to as "Global interactive technologies" "us," "we," "our," or the "Company."

<h3 align="center">SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS</h3>

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management's beliefs and assumptions and on information currently available to management, and which statements involve substantial risk and uncertainties. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and trends, and objectives for future operations are forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions.

Although we believe that we have a reasonable basis for each forward-looking statement contained in this Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

- overall strength and stability of general economic conditions and of the social media platform and content creation industry in the United States and globally;

- changes in consumer demand for, and acceptance of, our services, including our platform, as well as social media platforms in general;

- changes in the competitive environment, including adoption of technologies, services and products that compete with our own;

- our expectations regarding our future operating and financial performance;

- our ability to effectively execute our business plan and continue to expand internationally;

- our ability to recruit, retain, and motivate skilled personnel, including key members of senior management;

- changes in the price of equipment, network infrastructure, hosting and maintenance;

- uncertainties around the successful improvement and modification of our existing applications and development of new products and services, which may require significant expenditures and time;

- changes in laws or regulations governing our business and operations;

- our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to us;

- our ability to effectively market our services;

- costs and risks associated with litigation brought against us;

- our ability to obtain and protect our existing intellectual property protections, including trademarks and copyrights;

- changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

- our ability to list our shares on the Nasdaq Capital Market or any other exchange and maintain such listing; and

- other risks described from time to time in periodic and current reports that we file with the SEC.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this Report, including in the sections entitled "*Risk Factors*," may emerge from time to time. Moreover, because we operate in a competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

The forward-looking statements are also subject to the risks and uncertainties specific to our Company, including but not limited to the fact that we have no operating history as a public company. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Report may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. We undertake no obligation to update any forward-looking statements after the date of this Annual Report on Form 10-K or to conform such statements to actual results or revised expectations, except as required by law.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors." These risks include, among others, the following:

- Limited Operating History and Rapid Growth Challenges:

    As a development-stage company, Global Interactive Technologies has a limited operating history and has grown rapidly since launching its FANING (FANTOO) platform. However, this growth may not be sustainable, and the company may struggle to manage future expansion, diversify revenue streams, retain users, and adapt to evolving business models and market demands.

- Industry and Technological Risks:

    Operating in the fast-evolving social media and content creation sector, the company faces challenges in keeping up with rapid technological changes and shifting user trends. Developing new products, features, and technologies is costly and uncertain, and there is no assurance of commercial success or market acceptance. Failure to innovate could adversely impact the business.

- Legal and Content Liability Risks:

    As a creator and distributor of digital media, the company is exposed to legal claims related to deceptive advertising, copyright, and trademark infringement, especially concerning third-party or user-generated content. Defending against these claims could be costly and divert management resources1.

PART I

Item 1.   Business.

Overview

Global Interactive Technologies, Inc. (the "Company"), a Delaware corporation formerly known as Hanryu Holdings, Inc., is a technology-driven platform company connecting global fans of Korean culture through innovative digital experiences. The Company operates Faning, a comprehensive interactive platform designed to facilitate content discovery, monetization, user-generated content, and deep community engagement among global fandom communities. The Company focuses on leveraging technology to expand Korean culture (Hallyu) beyond traditional K-Pop, spanning digital media, entertainment, and interactive platform services.

The Company is a corporation that was incorporated in the state of Delaware on October 20, 2021, as Hanryu Holdings, Inc. On December 5, 2024, the Company formally changed its name from Hanryu Holdings, Inc. to Global Interactive Technologies, Inc. pursuant to an amendment to its Certificate of Incorporation filed with the Secretary of State of Delaware. In connection with the name change, the Company also changed its Nasdaq ticker symbol from HRYU to GITS.

Corporate Structure and Subsidiaries

As of December 31, 2024, the Company's primary operating subsidiary is Faning Korea, LLC, a wholly-owned subsidiary based in Seoul, Republic of Korea. Faning Korea oversees the development, maintenance, and operation of the Faning application and related web services.

Throughout 2024, the Company restructured its subsidiaries, including the divestiture of Hanryu Bank on December 28, 2024, and FNS and Marine Island on November 5, 2024. Faning Korea, LLC was acquired on December 4, 2024. These changes were not deemed material and, therefore, were not separately reported on Form 8-K.

IPO and Nasdaq Listing

On July 31, 2023, the Company successfully completed its IPO on Nasdaq, raising approximately $8.77 million through issuing 877,328 shares of Class A common stock at $10 per share. The Company's stock initially traded under the symbol 'HRYU,' changing subsequently to 'GITS' following the name change.

Strategic Developments

On February 26, 2024, the Company's Board of Directors terminated the employment of Changhuyk Kang as Chief Executive Officer for cause. On the same day, the Board appointed Mr. Taehoon Kim, the Company's Chief Technology Officer and Vice President, as Interim Chief Executive Officer, effective immediately.

FANING (successor to the Fantoo platform**)**

FANING has become a globally recognized platform for providing an amazing and active community among people that have an interest in K-POP and modern Korean culture. The multifaceted nature of the Company's operations has solidified the business' reputation as one of the preeminent platforms for fandom. FANING's users are able to seamlessly interact with each other to discuss exciting K-POP topics.

FANING allows fans to interact within their fandoms and discuss these interests, create and share content, and interact through a number of channels, including (i) secure, direct messaging, (ii) open social pages, and (iii) virtual spaces ("*FANING Clubs*" or "*Clubs*"). FANING Clubs concentrate on a specific topic, allowing moderators to control the Club functions, and the Club members to aggregate their FP rewards. Integrated within each FANING Club is a "Club Vault," a service provided by FANING that allows the individual members of a Club to donate their personal FP to an account held by the Club. The Club Vault allows the Club's members to aggregate their FP and increase their purchasing power. This increase in purchasing power allows the Club's individual users to more rapidly accumulate FP and pool their rewards with other users, in order to purchase services such as fan events or the ability to live stream a concert from their favorite band. Decisions regarding the use of the accumulated FP within the Club Vault are determined by a vote of the Club members.



Our users are the core of our business. We provide our users with customized experiences, including unique interactions within the FANING community. FANING algorithms curate individual user experiences, recommending content, clubs to join, users to connect with, and enabling users to subscribe to keywords and access automatic content geared toward their interests. Through these services, FANING provides the fandom community a way to stay connected and up to date with their fandom communities.

FANING further offers each user the ability to freely create, upload, and monetize their own content by earning in-platform rewards of FP. FANING removes language barriers, providing live chat ability between users worldwide, and global access to platform content, as the FANING platform supports automatic, real-time translation services for 17 languages. FANING also offers a fast, secure, and easy-to-use commerce and user-to-user transaction system. These unique features will allow FANING to generate user loyalty, maintain user interest in the platform, and attract new users.

For growth, we intend to develop short content (two minutes) that will focus on interesting pop music and cultural topics. These videos will be distributed through FANING while concurrently being shown on third party social media platforms and video sharing websites. This new aspect of growth is important for a few reasons. First, it will further enhance the strength of the FANING community by fostering a greater degree of engagement. Second, it will allow for greater visibility for K-POP on a global basis. Management will continue to expand this aspect of operations through the life of the business.

THE FANING ECOSYSTEM

We designed FANING as an ecosystem that is easy for users to adapt and use all features throughout the platform, and for us to develop and roll-out new technologies and functionality. FANING's launch included a rollout of our messenger, community and club technologies, along with our reward system for users, as described below. Since FANING's launch in May 2021, the FANING platform has attracted more than 26.6 million users, as of December 31, 2024, from the regions in the chart below:



Percentage of User Base

4.73%
7.46%
12.68%
9.26%
12.18%
8.02%
10.13%
9.93%
11.35%
14.26%

Philippines Indonesia Republic of Korea South America
Thailand U.S.A Japan Others Europe Malaysia

The main age groups that compose our use base are the 20-29-year age group, and 30-39-year age group, as set forth in the chart below:



User Age Groups

4.45%
14.68%
26.59%
54.28%

12 to 19 20 to 29 30 to 39 40 to 49

The combined age groups of 20-39 years have the highest purchasing power among commercial and entertainment industries, and accounts for more than 80% of all FANING users, with a median age of 27 years old. FANING available to individuals 12 years and older and has an age restriction set that will not allow users under the age of 12 to sign up.

User Reward System


Experience FANING ecosystem that rewards you based on your activities.
Sign in everyday to get FANING, the right to Vote and Reward, the right to engage in activities!
Engage in various activities within the FANING platform and get FP a reward point
Spend FP to consume products offered, gift certificates, tickets for shows, and more

The reward system is the basis of FANING ecosystem. Users earn FP based on: (i) the level of each user's activity within the FANING platform; and (ii) the revenue we derive from FANING's advertising sales. At midnight of each day, all advertising revenue for that day is accumulated, and 50% of that day's total net advertising profits are distributed as FP to users, based upon their level of contribution within the FANING platform. From the 50% of profits that are distributed to users as FP, approximately 30% of the distribution of rewards will go to users who are content creators, and the remaining 20% will be issued to general users who participate on the platform. For the purposes of calculating advertising profits allocated for user rewards, the amount of FP issued will be exchanged at a ratio of one FP for every 100 Korean Won. For the avoidance of doubt, the issuance of FP from advertising revenue is limited to advertising revenue generated within the FANING platform, and the Company may earn revenue from advertising outside of the FANING platform that would not result in the issuance of FP.

Faning Point ("FP")

FP is a measurement of reward points within the FANING platform. Accruing FP allows users to redeem FP for a wide variety of products and services within FANING, including content from other users and artists available on FANING, K-Culture merchandise, and more. FP will be stored and quantified as rewards point within the FANTOO platform under the in-platform reward system structure that consists of (i) the Company's FP reserve account, (ii) the Company's active account for collected advertising revenue which was converted into FP and ready to distribute to users based on user contributions to the FANING platform, (iii) the Company's recycled FP account, which stores FP after being spent by users to make purchases within the application, and (iv) each user's individual account stores. The value of FP is set at a fixed ratio of 1:100 FP to Korean Won. The Company does not intend to repurchase FP from users now or in the future. FP does not expire, and FP that is not redeemed by a user will accumulate in such user's account unless and until such user deactivates their account, at which time such FP will be forfeited and moved to the Company's reserve account for redistribution.

FP Storage and Security

FP are stored and managed through a database that is separate and apart from other databases used to store and manage other FANING app data. The separate FP database is operated to ensure maximum data confidentiality by minimizing access to the database and limiting the number of individuals who are able to access such database. Access to the database is limited to permitted IP bands, and the backup function of the cloud service used to store data can be restored within a few hours in the event of a disaster recovery event such as a server failure.

User-to-User Interactions

We developed FANING to include numerous opportunities for our users to engage with the platform, including clubs, community forums, chat functions, and functionality to create user-generated content, each of which are intended to build the FANING brand and deepen the loyalty of our users.



FANING Clubs

FANING Clubs are user-created based upon areas of interest in order to link users across the globe and create friendships. Users have the ability to create clubs based upon topics of their own choosing, such as favorite artists, television series, movies, video games, sports, and more. A club can be customized by its moderator according to various policies and preferences to cultivate a close group of users based upon a shared culture. Integrated within each FANING Club is a "Club Vault," a service provided by FANING that allows the individual members of a Club to donate their personal FP to an account held by the Club. The Club Vault allows the Club's members to aggregate their FP and increase their purchasing power. This increase in purchasing power allows the Club's users to more rapidly accumulate FP and pool their rewards, in order to purchase services such as fan events or the ability to live stream a concert from their favorite band. Decisions regarding the use of accumulated FP within the Club Vault are determined by a vote of the Club members.

FANING Communities

FANING communities are open forums where user-generated content is socially promoted and curated by FANING users. Once user requests for a community based around a certain topic exceed a pre-determined threshold, the FANING platform will create such a community based upon the users submitting the requests.

FANING Chats

Real-time multilingual translation capability, currently offered in 17 languages, allows both private messages and open chats via the FANING chats function without language barriers. Messages and chats are protected utilizing end-to-end encryption to prevent leakage of personal information. End-to-end encryption is a system of secured communication to prevent third parties from accessing chat messages, increasing the level of security.

Content

<u>User-Created Content.</u>   Core to our business is moving into a user-based content creation model that allows users varying ways to create and sell fandom content to other FANING users, including the content types described below:

- Fanart is artwork created by fans relating to artists, movies, and dramas they like.

- Web Novels are user written novels, uploaded by users to the FANING platform. Readers can make comments at very specific areas within the novel. Novels can be viewed in the language of each user's choice. If the desired language is not available, users can request or suggest the corresponding language translation. Through the process of "translation matching", writers can search for translators while translators can ask writers for permissions to obtain the right to translate their stories. Once the writer and translator approve and consent, these translated stories can be sold to users. Any profit will be distributed automatically by FANING based on their prior agreement.

- Webtoons are user-created digital comics, uploaded by users to the FANING platform. Users can also buy and sell user-translated copies of these webtoons through the "translation matching" services referenced above, allowing users across the globe to enjoy their favorite webtoons in their own language.

- User-generated content also includes any other content created and sold by FANING users, such as the FANING shop offerings described below.

<u>Company-Created Content.</u>   FANING original content. The Company also creates and distributes its own content. Content is distributed within the FANING platform both for free and for sale for premium content. The Company currently has 12 key employees broken up into a number of content-creating teams that cast entertainers for creating original video content, primarily uploaded on FANING TV within the FANING platform. As the business grows, the Company intends to hire more employees and produce high-quality content that engages the users into the FANING platform. In addition to the content types similar to the categories listed above for user-generated content, FANING original content also includes:

- FANING original shows and web series are shows and web series produced by FANING. This original content is exclusively available on the FANING platform. From time-to-time, we may sell such content for distribution on other third-party channels and platforms.

- Concerts are hosted by FANING for its users across numerous musical genres, from Korean pop to independent music, in venues of all sizes, from stadiums to small stages. Users that cannot attend these concerts in person can access these concerts on FANING via our online streaming service, and tickets can be purchased, using FP or cash, in the FANING Shop, also known as the "Fanshop."

<u>Third Party Content.</u>   Third party content includes content from trusted third-party media companies. Third party content can be uploaded to FANING pursuant to certain agreements between the Company and third-party providers. These articles and videos are provided in real time, with automatic translation support in 17 languages.

FANING Fanshop

The FANING Fanshop is the e-commerce service provided through the FANING platform to its users. Through the Fanshop, users can purchase various items directly from FANING, such as gifts for artists, pre-paid cards, concert tickets, and other fandom goods using FP or cash. To the extent that items are purchased by the Company to sell within the FANING Fanshop, the Company uses cash to purchase the products and then lists the items in the Fanshop.

The Fanshop will also offer a video commerce service, intended to be an online version of traditional home shopping networks on cable television. For example, users can purchase items relating to their favorite K-pop artist, such as the artist's latest album, at the same time such user is streaming the artist's live event.



Commerce
Market
Emoji
Wink Cat
Hapy Cloud
Emoticons/AR Sticker
Unique items created and sold by users
Sticker
AirPods Case
Favorites
FANING
Artist Gift
Artist Gift
Purchase of gifts for artists
By spending collected FP
My Gift
Gift certificates, tickets of show,
reward and more can be purchased
using FP rewarded for user activities

Within the Fanshop, FANING users can also participate in user-to-user transactions, such as selling or purchasing the following:

- *Emojis used within chats on the FANING platform.* Users have the ability to create emojis and register them in the Fanshop to generate sales by selling them to other users, generating FP in such transactions.
- *Augmented reality ("AR") filters used in videos within the FANING platform*. Users have the ability to create and sell registered AR filters within the Fanshop to other users.
- *Digital stickers used within the FANING platform.* Users have the ability to create and sell registered digital stickers within the Fanshop to other users.

For both user-to-user transactions and transactions with the Company, payment can be made either by credit card through a secure, third-party payment system built into the FANING platform, or by settling the total with the use of FP. Sales settled in FP will be charged a transaction fee based upon the specific item sold, ranging between 7% to 15% of the sale price. For user-to-user transactions, the selling user receives the proceeds upon the purchaser's confirmation of receipt of the good sold.

If the item sold in the user-to-user transaction requires shipping, the Company intends on partnering with providers such as Qxpress to provide shipping services for which the fee will be bundled into the total transaction cost. Alternatively, users can ship the item directly using another third-party shipping service.

Also, the Company set up international logistic service for FANING with partners called the Epic eCommerce platform. We believe the operations of the Epic eCommerce platform will catapult the income of Global interactive technologies. This is state-of-the-art eCommerce marketplace will allow for substantial revenues to be produced by facilitating sales among companies that want to provide their inventories to the FANING user base. The platform will provide a complete end-to-end sales and logistics solution for enrolled users.


EPIC ECOMMERCE PLATFORM
SUPPLY CHAIN MANAGEMENT SOLUTION
MARKETPLACE (SALES CHANNEL)
BRAND
PRODUCTS
SOCIAL MEDIA
MARKETING
BRANDING
CUSTOMER
OMS
ORDER MANAGEMENT SYSTEM
ECOMMERCE LOGISTICS
FULFILLMENT
CUSTOMS CLEARANCE
LAST MILE

This new business unit will integrate a full ordering management system ("OMS"), cross border shipping management tools, and seller shipping tools. It has the potential to reach an immense audience, on a global basis, among companies and independent entre preneurs that are seeking to target younger demographics with their products. The benefits of using this system include:

- Sell globally with one origin
- Duty-free for eCommerce orders
- Provide guidelines for eCommerce customs clearance
- Various shipping options to choose and create last-mile labels from our system
- Fast international shipping and reduced costs
- Provide local fulfillment services to various countries
- Customs clearance status
- Shipment tracking system

The key markets that Management will target for Epic's operations include:

- South Korea
- Hong Kong
- Japan
- Malaysia
- Singapore

- Thailand

- Indonesia

- Taiwan

Our Opportunity

With the continued global expansion of the Korean Wave (Hallyu), K-Culture has become a dominant cultural force, shaping trends in entertainment, media, fashion, and consumer behavior across the world. According to the **Korea Foundation's 2023 Global Hallyu Trends Report**, the global K-Culture fan base reached approximately **229 million fans across 119 countries**, up from 156.6 million in 2021 — a nearly 50% increase in just two years.

As of the most recent data:

- **China** remains the country with the largest number of K-Culture fans, totaling **86.32 million**, followed by:

    - **The United States**: 27.17 million

    - **Thailand**: 17.37 million

    - **Indonesia**: 16.36 million

    - **Japan**: 7.9 million

    - **Vietnam**: 6.1 million

    - **Mexico**: 5.5 million

    - **India**: 5.2 million

    - **Philippines**: 4.8 million

    - **Brazil**: 4.6 million

Due to regulatory concerns related to data privacy and national policy within China, the Company does not operate or provide services in China, Hong Kong, or Macau. For further details, refer to "Risk Factors — Our decision not to provide products and services and to restrict user access in China (including Hong Kong and Macau) will limit our total addressable market and may limit our ability to grow our business…"

In parallel with this cultural momentum, **K-Culture's global purchasing power** was estimated at **$147.3 billion** as of 2023, according to the **Korea Creative Content Agency (KOCCA)**. Despite economic pressures and the lingering effects of the COVID-19 pandemic, Korean content exports continue to rise, contributing billions annually to South Korea's GDP and influencing global consumer trends.

The proliferation of **mobile and digital access** is a major accelerator. As of 2023, more than **5.6 billion people globally use mobile phones**, with more than **60% of the global population** active on social media platforms. Studies by **KOFICE** and **KMFA** show that mobile-first access is now the dominant channel for engaging with K-Culture content, whether through music streaming, webtoons, fandom communities, or virtual events.

We believe FANING is uniquely positioned to capture this growing demand. The platform's real-time engagement tools, multilingual UX (supporting 17 languages), monetization mechanisms, and mobile/PC accessibility align closely with how K-Culture is consumed and celebrated worldwide.

The rise of **virtual concerts** and online fan events has further opened the market. For example, BTS's virtual concert *Bang Bang Con: The Live* set a Guinness World Record with **756,000 concurrent viewers** from **107 countries**. According to **Grand View Research**, the global **virtual events market** was valued at approximately **$114.1 billion in 2023** and is projected to reach **$657.6 billion by 2030**, growing at a CAGR of 21.4%.

With its integrated reward system, partnerships across the Korean entertainment industry, and rapidly growing user base, the FANING platform is strategically positioned to become a leading player in the digital K-Culture experience economy.

OUR VALUE

We focus on providing user-centric services to provide a single platform that can address and satisfy the interests of fans within FANING. FANING will enrich users fandom experience by providing an all-in-one platform for fandom content, including news, popular culture, discussions, live shows, and fan creativity. FANING is currently available in 17 languages, with real-time translation services. These real time translation services enable our users to communicate with each other across the globe without language barriers. For languages that are not available for real-time translation, FANING provides a solution through the use of translation matching services among users. Through the translation matching services, FANING ensures that content is accurately translated and available to a greater number of global fans in their own languages. In addition, FANING further allows users to freely create and monetize their own content, enabling fast and secure user-to-user sales.

Within FANING, our reward system ensures users are rewarded with FP for staying active and creative within the platform, as well as attracting new users. The more FP a user earns, the more purchasing power the user has within the FANING platform, allowing users to purchase goods and/or services within the FANING platform either directly from us or from other users.

OUR STRENGTHS

We differentiate ourselves from competing social networks through the power of a fully-integrated platform and established partnerships with leaders in the entertainment industry within South Korea. Our platform and partnerships enable our users to create clubs, communities, and gather over similar fandoms, all while monetizing their content and contributing to the FANING platform experience. Our core strengths include the following:

- *Value Creation Through Direct Sales Revenue.* We intend to derive revenue from multiple revenue sources, including: (i) advertising revenue, which includes advertisement sales through the placement of banners, splash advertising, pop-up advertisement within the platform, in-platform promotions, branded content productions, and other FANING produced programs; (ii) content sales revenue as FANING continues to produce original content, such as web series, sold to FANING users or otherwise licensed to other third party media services; and (iii) the sale of e-commerce goods through FANING's Fanshop, including the latest fandom goods and concert tickets.

- *Value Creation Through Revenue Derived From User Activity.* We intend to generate revenue from the sale of goods and/or services within the FANING platform from one user to another. Revenue is derived from user-to-user sales as follows: (i) from the sale of emojis and online stickers, from which we will collect 30% of the price paid by the purchaser, with the remaining 70% being remitted to the seller; (ii) from web novels and webtoons. If posted for free, the creator will only receive rewards in FP in relation to the number of views and likes; however, if the creator charges for the content, we intend to collect 30% of the price paid by the user, with the remaining 70% being remitted to the seller; (iii) users can offer the service of translation matching, where a user offers to translate another user's content for a commission (in either cash or FP), and the parties agree to split the sales revenue from the translated content at a pre-determined ratio, for which we will collect 30% of each sale, and remit the remainder to the creator and translator based on a split determined by the parties; and (iv) for transactions between users involving tangible goods or other non-platform based fandom items (such as concert tickets), we intend to charge a fee of 3.5% of the total value of the transaction at the time of sale.

- *FANING's Direct Advertising Platform.* We intend to directly engage with our advertisers. Without the need for third-party engagement, we can leverage the FANING platform to better understand advertisers and their expectations, ensuring we can create highly curated advertising products that will promote high levels of engagement and sales conversions for advertisers. We believe this will increase advertising revenue and build sustainable relationships with advertisers, while concurrently increasing the attractiveness of the FANING platform to new advertisers and users interested in the products advertised within the FANING platform.

- *Industry Leading Privacy and Safety.* Privacy and safety is provided by the FANING platform through the implementation of artificial intelligence ("*AI*").

- *High User Engagement.* We intend to drive user engagement by offering a one-stop fandom platform and by offering an in-platform reward system. These features are intended to allow the FANING platform to keep and maintain a highly engaged user-base, loyal to the FANING platform and its brand. This brand loyalty will assist by reducing the Company's advertising costs by replacing it with non-paid platform promotion through the word-of-mouth of its current user base.

OUR GROWTH STRATEGY

Our core strategy is to pursue initiatives that promote the viral growth of our user base, and in doing so, drive advertising revenue, user-generated revenue, and create other revenue streams. Our focus on user acquisition and retention provides the primary lens to view our plans for community growth, engagement, and long-term brand equity.

- *Attracting Global Users.* Our core business strategy is to promote the FANTING platform and grow our global user base, which will drive revenue growth by increasing advertising revenue and user activity-based revenue.

- *Broaden Product and Service Offerings.* Within the FANING platform our objective is for users to benefit from a wide range of products and services offered, and we intend to continuously expand our product and service offerings as the user-base and revenue grow. Broadening our product offerings will ensure FANING grows along with the fandom community in which it operates, eventually creating a one-stop platform for our users across all fandoms.

- *Continued Research and Development.* We intend to continue to invest in developing and implementing the newest technologies to ensure a better and more secure user experience compared to other social media platforms.

- *Development of Intellectual Property.* We intend to develop our own intellectual property assets based upon user-demand and data analysis from the FANING platform. Since the intellectual property developed from user-data will be based on user-demand, we believe that any new intellectual property will facilitate user engagement and growth.

- *Expansion to Other Fandoms.* We intend to expand FANING outside of the K-Culture fandom, and into other fandoms across an expansive number of entertainment types and cultures. Users will be able to easily transition between different fandom clubs and communities, and seamlessly access the newest trends and popular cultures. This anticipated expansion is intended to make FANING a platform that can evolve with, and fully integrate, all fans utilizing the FANING platform, regardless of the continuous rise and fall of popular culture trends.

The Company's revenue growth strategy spans multiple time horizons. In the short term, the Company aims to generate revenue through virtual events hosted on the FANING platform, monetizing both commissions and operational profits. Additionally, the Company plans to establish a base of steady monthly income by offering premium subscription services tailored to both individual users and institutional partners. In the mid-term, the Company intends to drive explosive revenue growth by leveraging FANING's advertising infrastructure, which will include affiliate marketing partnerships and platform-driven advertising sales.

OUR MARKETING STRATEGY

We intend to market our platform to users through media ads, promotions, campaigns, referrals, and other similar initiatives. Currently, we focus on our core target in K-Culture, and specifically, the K-pop fandom. We intend to achieve user growth by utilizing the following strategies:

- *Localized Marketing Efforts.* As we intend to capture a larger percentage of the global fandom market, we will need to effectively develop marketing for each region's fandom community. This will require localized marketing efforts for regional marketing to be successful. We believe we can successfully develop regional marketing results by: (i) partnering with local content creators to create regional-specific marketing; and (ii) partnering with local advertising agencies to develop advertising campaigns that will attract regional users. It is important for us to localize our services and marketing strategies in order to expand our business in the U.S. Therefore, we plan to set up branches in the U.S. in the first half of 2025, and plan to hire around 20 developers to localize the services of FANING. We also plan to work with U.S. marketing experts and cooperate with marketing agencies to reach U.S. audiences through online marketing, sponsoring advertisements, and holding various user-engagement events and promotions in the major cities in the U.S. When we believe the operation in the U.S. is settled, we will set up a branch office in the United Kingdom for further expansion into Europe. The Company currently has no intention of expanding into China due to the Chinese government's unofficial ban on K-Culture as well as official ban on all foreign social media platforms. Additionally, due to regulatory concerns regarding data protection and privacy within China, the Company will not expand its business into China in order to protect the privacy of the Company's users. For the avoidance of any doubt, the Company does not have customers in, does not otherwise provide products or services in, and restricts user access to individuals in China (including Hong Kong and Macau). *See "Risk Factors — Our decision not to provide products and services and to restrict user access in China (including Hong Kong and Macau) will limit our total addressable market and may limit our ability to grow our business"* for additional information.

- *Global Ambassador Program.* We intend to engage with individuals in various countries ("*Global Ambassadors*") that will create theme-specific content aimed at potential users in the Global Ambassador's region, and further communicate with fans and targeted users within their region, to increase the growth in the user-base, and attract fans of K-Culture within that region to the FANING platform. Our Global Ambassadors will focus on users who enjoy K-Culture while simultaneously promoting FANING and hosting localized events.

- *Building Strong User-Relationships.* We intend to build strong ties with our existing users to increase their loyalty. We communicate with our users through various channels including social media, surveys, direct messages, focus groups, and similar means of communication to improve our service offerings so that we can exceed current users' expectations. We believe that our fully engaged and satisfied users will be more likely to promote our platform voluntarily, thereby promoting organic growth through a continuous flow of new users by way of current user referrals. The rate of organic growth that we can achieve will accelerate the growth of FANING's user-base.

- *Special Event Hosting.* In order to provide value to both our current users and targeted users, as well as promote activity within the FANING platform, we intend to host special themed events to which both current users and targeted users are invited. These events include K-pop concerts, dance performances, and other live shows. Generally, these events are driven by user input by way of voting for events that our users would prefer to attend. The participation of our users within our platform to determine upcoming events further encourages users to be active within the FANING platform.

Technology and Intellectual Property

The Company developed FANING as an evolution of its previous FANTOO platform, significantly enhancing functionality and scalability.

FANING offers competitive advantages through an integrated suite of advanced tools designed specifically for fandom communities, including live-streaming, real-time interaction, digital content monetization, subscriptions, and extensive community-building features such as clubs and forums. These robust capabilities enable creators to directly monetize their content and engage deeply with fans, significantly differentiating FANING from generalist social platforms.

FANING also offers a PC version alongside its mobile app, designed to enhance accessibility and convenience for users. Through the PC version, users can manage their profiles, access news and updates, and participate in fandom events, all through a user-friendly UX/UI tailored for desktop engagement.

FANING was designed and developed to connect fans across the globe. As a result, we have been developing and acquiring cutting edge technologies in order to deliver a smooth experience, regardless of location. These technologies include:

- AI-driven content curation through personalized searches and content delivery recommendations.

- AI speech synthesis that will allow our AI to learn from voice recordings through specialized vocabulary, that will eventually be able to read unrecorded sentences in the voice of whichever celebrity a user may choose. This will allow various literary works and written content to be spoken to the user in the user's favorite celebrity's voice.

- AI-powered nudity detection that automatically filters and blocks users from exposure to nudity if uploaded on the FANING platform.

- AI-enabled deepfake detection that performs verification services to identify whether images and/or videos uploaded on the FANING platform are actually authentic images/videos of the person depicted in the video, or if the image/video was falsified and computer generated through the use of "deepfake" technology.

Competition

Our competitors include:

- Social platforms, such as Facebook, Instagram and Twitter(X)

- Community service platforms, such as Reddit

- K-pop fandom platforms, such as Lysn, Weverse and Universe

- Amateur content creating platforms, such as Whattpad, and

- eCommerce platforms, such as Amazon, eBay and Ticketmaster.

While many of these platforms have achieved success in growing users and have greater financial resources than the Company, we believe the FANING platform is the only all-in-one global fandom platform that also offers a unique user reward system that incentivizes users to participate and engage within the platform. These features were developed to position FANING to successfully complete with the more established platforms and facilitate an active fandom experience.

Partnerships

On April 19, 2021, Hanryu Bank Co., Ltd. ("HBC"), our wholly owned subsidiary entered into a memorandum of understanding with the Federation of Artistic & Cultural Organization of Korea ("*FACO*") (the "*MOU*"). Pursuant to the MOU, we were granted certain collaborative rights in which we can promote cultural events, while participating and taking advantage of FACO's infrastructure and network to develop and export South Korea's popular culture around the globe.

FACO was established as a non-profit business in 1961, organized for the purpose of contributing to the development of Korean art and culture, promoting the international exchange of Korean art and culture, and ensuring the well-being of affiliated artists. FACO's membership currently consists of over 1.3 million artists from 10 different member associations, spread across 167 branches globally, including two branches in the United States and one in Japan.

We have strategically developed this partnership with FACO due to their substantial contribution to the Korean entertainment and pop-culture industry. The partnership benefits FANING users through the synergy between these organizations and the FANING platform, such as content creation, hosting K-pop concerts, and much more.

On September 10, 2021, we entered into a partnership with the "Metaverse Alliance," an initiative led by South Korea's Ministry of Science and Information and Communication Technology ("*MSIT*") (the "*MSIT Partnership*"), which is intended to facilitate our development of innovative technologies and advancements within the metaverse. The MSIT built the Metaverse Alliance to coordinate and facilitate the development of virtual and augmented reality platforms. Approximately 643 firms have joined MSIT to date, including Samsung, Hyundai Motors and Naver.

Digital Properties and Websites The Company owns several digital properties to support its platform business and broader digital strategy, including:

- FANING Platform: fanining.xyz, faning.co.kr

- Corporate Website: *www.gitechnologies.com*

- Koreavibe.net: a digital media property providing original news content and features dedicated to global K-culture fandoms, attracting substantial viewership through its website and various social media channels. Koreavibe.net complements our primary platform, FANING, by driving additional user engagement and brand visibility.

Corporate Structure and Subsidiaries

As of December 31, 2024, the Company's primary operating subsidiary is Faning Korea, LLC ("Faning Korea"), a wholly-owned subsidiary based in Seoul, Republic of Korea. Faning Korea oversees the development, maintenance, and operation of the Faning application and related web services.

Throughout 2024, the Company restructured its subsidiaries, including the divestiture of Hanryu Bank on December 28, 2024, and FNS and Marine Island on November 5, 2024. Faning Korea was acquired on December 4, 2024. These changes were not deemed material and, therefore, were not separately reported on Form 8-K.

IPO and Nasdaq Listing

On July 31, 2023, the Company successfully completed its IPO on Nasdaq, raising approximately $8.77 million through issuing 877,328 shares of Class A common stock at $10 per share. The Company's stock initially traded under the symbol 'HRYU,' changing subsequently to 'GITS' following the name change.

Strategic Developments

On February 26, 2024, the Company's Board of Directors terminated the employment of Changhuyk Kang as Chief Executive Officer for cause. On the same day, the Board appointed Mr. Taehoon Kim, the Company's Chief Technology Officer and Vice President, as Interim Chief Executive Officer, effective immediately.

Employees and Labor Relations

As of December 31, 2024, the Company had five full-time employed directly through Global Interactive Technologies, Inc., with an additional seven full-time employees through Faning Korea, LLC. Additionally, we occasionally enter into agreements with contractors, on an as-needed basis, to perform certain services, including contract workers. The Company continues to operate with a lean organizational structure appropriate to its current size and stage of development. There has been no labor dispute. None of our employees are represented by labor unions.

Seasonality

We do not expect to experience any significant seasonality trends that would materially impact our operations or financial performance. However, seasonality trends may emerge in the future as our user base and service offerings evolve.

Governmental Regulation

We are subject to a variety of national, regional, and local laws and regulations in both the United States and the Republic of Korea. These laws affect multiple aspects of our business, including how we interact with users, partners, and vendors. Applicable areas of law include fair trade, competition, labor and employment, privacy and data protection, intellectual property, consumer protection, and import/export regulations.

Many of these laws are continuing to evolve, especially those governing digital platforms, content, and data. The interpretation and enforcement of these regulations are often uncertain, particularly in emerging and fast-developing sectors like ours. As a result, there may be instances where we are not, or may not have been, fully compliant with all applicable requirements in every jurisdiction.

Due to the extent of our operations in South Korea, we are subject to several specific Korean regulatory regimes, including but not limited to:

- **Copyright Act:** Protects various types of creative works, including software and databases. It enforces fair use, statutory damages, and online service provider exemptions under the Korea — U.S. Free Trade Agreement.

- **Youth Protection Act:** Regulates media content and environments accessible to minors, classifying harmful content and restricting distribution through specific administrative procedures.

- **Content Industry Promotion Act:** Governs the production and sale of digital content, requiring content providers to include consumer protection provisions in their terms of service, such as refunds, cancellation rights, and damage compensation.

- **Personal Information Protection Act (PIPA):** Regulates the collection, use, and destruction of personal data. It includes strict consent requirements, data subject rights, breach notification obligations, and administrative and criminal penalties for non-compliance.

- **Monopoly Regulation and Fair Trade Act:** Overseen by the Korean Fair Trade Commission (KFTC), this law imposes disclosure and compliance obligations on business groups with assets exceeding 5 trillion KRW.

Cost of Compliance with Environmental Laws

To date, we have not incurred any material costs associated with compliance with environmental laws or regulations. We do not currently anticipate incurring such costs in the near future; however, we cannot guarantee that this will remain the case as our operations expand or regulations evolve.

Facilities

The Company's primary operational and development activities are conducted from office premises located at 160 Yeouiseo-ro, Yeongdeungpo-gu, Seoul, Korea.

Legal Proceedings

As of December 31, 2024, the Company is not subject to any material pending legal proceedings or claims. Previously disclosed legal matters were associated with subsidiaries that have since been divested and no longer affect the Company's operations or financial position.

Available Information

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act are filed with the Securities and Exchange Commission (the "SEC"). The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and files or furnishes reports, proxy statements, and other information with the SEC. Such reports and other information filed by the Company with the SEC are available free of charge on the Company's website at *www.gitechnologies.com* when such reports are available on the SEC's website. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at *www.sec.gov.* The contents of these websites are not incorporated into this filing. Further, the Company's references to the URLs for these websites are intended to be inactive textual references only.

Item 1A.   Risk Factors.

RISKS RELATED TO OUR BUSINESS

We have incurred significant losses since our inception, and we intend to continue to invest in our business. As a result, we may continue to experience losses in the future.

The Company incurred a net loss of approximately $(6.2) million for the year ended December 31, 2024, and reclassified Additional Paid-in Capital of approximately $7.2 million related to the disposal of subsidiary interests to Accumulated Deficit. For the period ended December 31, 2023, the Company incurred a net loss of approximately $(9.4) million. As of December 31, 2024, the accumulated deficit was approximately $(37.9) million, compared to approximately $(38.9) million as of December 31, 2023. The audited report of our independent registered public accounting firm to the financial statements for the years ended December 31, 2024, and 2023, included elsewhere in the Report, contains an explanatory paragraph stating that our recurring losses from operations, accumulated deficit and negative working capital raise substantial doubt about our ability to continue as a going concern.

We expect to continue to invest heavily in our product development and operations, to focus on our FANING platform to increase our user base to support future growth, and to meet our expanded reporting and compliance obligations as a public company. We may not generate sufficient revenue to offset such costs to achieve or sustain profitability in the future.

We believe our current cash, net proceeds from debt issuances and the amount available from future issuances of common stock will be sufficient to fund our working capital requirements beyond the next 12 months. This belief assumes, among other things, that we will be able to raise additional equity financing, will continue to be successful in implementing our business strategy and that there will be no material adverse developments in the business, liquidity or capital requirements. If one or more of these factors do not occur as expected, it could have a material adverse impact on our activities, including (i) reduction or delay of our business activities, (ii) forced sales of material assets, (iii) defaults on our obligations, or (iv) insolvency. Our planned investments may not result in increased revenue or growth of our business. We cannot assure you that we will be able to generate revenue sufficient to offset our expected cost increases and planned investments in our business and platform. As a result, we may incur significant losses for the foreseeable future, and may not be able to achieve and/or sustain profitability. If we fail to achieve and sustain profitability, then we may not be able to achieve our business plan, fund our business or continue as a going concern. The financial statements included in this Report do not contain any adjustments which might be necessary if we were unable to continue as a going concern.

Our auditor has included an explanatory paragraph in their opinion regarding our ability to continue as a going concern. If we are unable to continue as a going concern, our securities will have little or no value.

OenStop Assurance, PAC, our independent registered public accounting firm for the fiscal year ended December 31, 2024 and December 31, 2023, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2024 and December 31, 2023, indicating that our recurring losses from operations and a working capital deficiency raises substantial doubt about our ability to continue as a going concern. If we are unable to obtain profitability or improve our liquidity position, we may not be able to continue as a going concern.

We anticipate that we will continue to generate operating losses and use cash in operations through the foreseeable future. As further set forth below, we anticipate that we will need significant additional capital, or we may be required to curtail or cease operations.

To continue as a going concern, we will require significant additional capital, which we may be unable to obtain.

The revenues generated from our operations are not presently sufficient to sustain our operations. Therefore, we will need to raise additional capital in the future to continue our operations. We anticipate that our principal sources of liquidity will not be sufficient to fund our activities to obtain long-term, sustainable profitability. To have sufficient cash to fund our operations to obtain long-term, sustainable profitability, we will need to raise additional equity or debt capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. We will be required to pursue sources of additional capital through various means, including debt or equity financing. Future financing through equity investments will be dilutive to existing stockholders. The terms of securities we may issue in future capital transactions may be more favorable for new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, all of which will have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which may adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets and our history of losses, which could impact the availability and cost of future financing. If the amount of capital we can raise from financing activities, together with our revenues and profits from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to curtail or cease operations.

We are a development stage company, and we may not be able to sustain our rapid growth, effectively manage our anticipated future growth or implement our business strategies.

We have a limited operating history. Although we have experienced significant growth since FANING(FANTOO) was launched, our historical growth rate may not be indicative of our future performance due to our limited operating history and the rapid evolution of our business model, including a focus on the FANING application. We may not be able to achieve similar results or accelerate growth at the same rate as we have historically. As our application offerings continue to develop, we may adjust our strategy and business model to adapt. These adjustments may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

In addition, our rapid growth and expansion have placed, and continue to place, significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods including advertising revenue, attract and retain users, increase engagement on our FANING platform, continue developing innovative technologies and application uses in response to shifting demand in the market, increase brand awareness, and expand into new markets. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

Global interactive technologies is a holding company with no business operations of its own and manages a network of South Korean subsidiaries, subject to South Korean regulation. Further, as we have no business operations of our own, we will depend on the cash flow and business of our subsidiaries to make payments to us and meet our obligations.

Global interactive technologies is a holding company with no independent operations of our own. Our South Korean subsidiaries, including Faning Korea, LLC, conduct substantially all of Global interactive technologies' business operations. Managing the regulatory compliance activities for each of these subsidiaries is a complicated task, and we may expend significant resources doing so. However, we cannot guarantee that we will be able to keep abreast of the changing legal and regulatory landscapes for each of the jurisdictions in which our subsidiaries exist. If any of the regulatory environments applicable to our subsidiaries change materially, and we fail to adapt to such change, our business and financial results may be harmed. Applicable tax laws may also subject such payments to us by our subsidiaries to further taxation.

Additionally, as a holding company, we may rely on our operating subsidiaries for distributions or payments for cash flow. Therefore, our ability to fund and conduct our business, service any debt, and pay dividends, if any, in the future may depend on the ability of our South Korean subsidiaries to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds, whether as a result of currency liquidity restrictions, monetary or exchange controls, regulatory restrictions, or otherwise. Further, our subsidiaries' ability to make payments to us will depend on:

- their earnings;

- covenants contained in any debt agreements to which we may then be subject, including any debt agreements of our subsidiaries;

- covenants contained in other agreements to which we or our subsidiaries are or may become subject;

- business and tax considerations; and

- applicable law, including any restrictions under South Korean law that may be imposed on our subsidiaries, including HBC or its subsidiaries and affiliates, that would restrict its ability to make payments to Global interactive technologies.

We cannot assure that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us.

We are subject to risks associated with operating in a rapidly developing industry and a relatively new market.

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the social media market, which is relatively new, rapidly developing and subject to significant challenges. Our business relies upon our ability to cultivate and grow an active online community, and our ability to successfully monetize such community through methods that include, without limitation, advertising revenue. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the industry, including rapid technological evolution, continued shifts in user trends. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. We cannot assure you that we will succeed in any of these aspects or that the industry will continue to grow as rapidly as it has in the past.

Our success depends on our ability to develop products and services to address the rapidly evolving market for the content creation and social media platform industry, and, if we are not able to implement successful enhancements and new features for our products and services, our business could be materially and adversely affected.

We expect that new services and technologies applicable to the content creation and social media platform industry in which we operate will continue to emerge and evolve. Rapid and significant technological changes continue to confront the industries in which we operate, including developments in the social media platform and content creation industry. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and we may not be successful in realizing a return on these development efforts in a timely manner or at all. There can be no assurance that any new products or services we develop and offer to our customers will achieve significant commercial acceptance. Our ability to develop new products and services may be inhibited by industry-wide standards, laws and regulations, resistance to change from buyers or sellers, or third parties' intellectual property rights. Our success will depend on our ability to develop new technologies and to adapt to technological changes and evolving industry standards. If we are unable to provide enhancements and new features for our products and services or to develop new products and services that achieve market acceptance or that keep pace with rapid technological developments and evolving industry standards, our business would be materially and adversely affected.

The success of enhancements, new features, and products and services depends on several factors, including the timely completion, introduction, and market acceptance of the enhancements or new features or services. We often rely not only on our own initiatives and innovations, but also on third parties, including some of our competitors, for the development of and access to new technologies.

In addition, because our products and services are designed to operate with a variety of systems, infrastructures, and devices, we need to continuously modify and enhance our products and services to keep pace with changes in mobile, software, communication, and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely and cost-effective manner. Any failure of our products and services to continue to operate effectively with third-party infrastructures and technologies could reduce the demand for our products and services, result in dissatisfaction of our sellers or their customers, and materially and adversely affect our business.

As a creator and a distributor of digital media content, we face liability and expenses for legal claims based on the nature and content of the materials that we create or distribute, including materials provided by third parties. If we are required to pay damages or expenses in connection with these legal claims, our business and results of operations may be harmed.

We display original content and third-party content on our websites and in our marketing messages. As a result, we have faced and will continue to face potential liability based on a variety of theories, including deceptive advertising and copyright or trademark infringement. We generally rely on the "fair use" exception for our use of third-party brand names and marks, but these third parties may disagree, and the laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis. We also create content we believe to be original for our websites. While we do not believe that this content infringes on any third-party copyrights or other intellectual property rights, owners of competitive websites that present similar content have taken and may take the position that our content infringes on their intellectual property rights. We are also exposed to risk that content provided by third parties is inaccurate or misleading, and for material posted to our websites by users and other third parties. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merit of these claims. The general liability insurance we maintain may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance, or is in excess of insurance coverage, could materially adversely affect our business, financial condition and results of operations.

Our dependence on third-party relationships with content producers and distribution channels to develop and distribute entertainment content is critical to the success of the FANING Platform.

We rely on third party relationships with content producers and distribution channels to develop and distribute entertainment content. Our financial performance may be adversely affected by our relationships with content producers and distribution channels. Some of our content producers may have their own or other distribution capabilities in the markets in which we operate. These third-party content producers and distribution channels may decide, or be required by their respective parent companies, to use their intracompany distribution or content production capabilities rather than posting such content with us. Our business may be harmed if the content producers and distribution channels with which we work stop or reduce the amount of content they produce for us, or otherwise demand less favorable terms to us.

Our decision not to provide products and services and to restrict user access in China (including Hong Kong and Macau) will limit our total addressable market and may limit our ability to grow our business.

China and Hong Kong could represent a large market opportunity for our business. However, and although we believe that such a decision may benefit the Company in the long run, by choosing not to provide products and services, and restricting user access in China (including Hong Kong and Macau), we are sacrificing potential business opportunities that may negatively impact the Company. As a result, the Company's total addressable market and potential growth may be limited and, as a result, the market price of our common stock may significantly decrease or become worthless.

If our content streaming initiatives are unsuccessful, our business, financial condition or results of operations could be adversely affected.

Content streaming is intensely competitive and cash intensive and there can be no assurance that our content creation initiatives will be profitable or otherwise successful. Our ability to attract, engage and retain users within the FANING platform, as well as the corresponding advertising revenues they generate, will depend on our ability to consistently provide appealing and differentiated content globally, effectively market our content and services and provide a quality experience for selecting and viewing that content. Our success will require significant investments to produce original content and acquire the rights to third-party content, as well as the establishment and maintenance of key content and distribution partnerships.

We must continually add new users and meaningfully engage with existing users to manage turnover, or "churn," to grow our business. If we are unable to successfully compete with competitors in attracting, engaging with and retaining users as well as creative talent, our business, financial condition or results of operations could be adversely affected. The relative service levels, content offerings, promotions and pricing and related features of our competitors' services may adversely impact our ability to attract, engage and retain users. If consumers do not consider our platform to be of value compared to our competitors' platforms, including because we fail to introduce attractive new content and features, do not maintain competitive pricing, terminate or modify promotional or trial period offerings, experience technical issues, or change the mix of content in a manner that is unfavorably received, we may not be able to attract, engage and retain users. If we are not able to attract new users, or our existing users decide to not continue using our services for any reason, including a perception that they do not use our platform sufficiently, the need to cut household expenses, unsatisfactory content, promotions or offers expire or are modified, competitive platforms provide a better value or experience or customer service or technical issues are not satisfactorily resolved, our business, financial condition or results of operations could be adversely affected.

We are dependent on the continued services and on the performance of key third party content contributors, the loss of which could adversely affect our business.

We rely on content contributed by third party providers, which has in turn attracted users that drive advertising revenue. The loss of the services of any of such key contributors could have a material adverse effect on our business, operating results, and financial condition. We also depend on our ability to identify, attract, and retain other highly skilled third-party content contributors. Competition for such contributors is intense, and there can be no assurance that we will be able to successfully attract, assimilate or retain them. The loss or limitation of the services of any of our key third party contributors, or the inability to attract and retain additional qualified key contributors, could have a material adverse effect on our business, financial condition or results of operations.

Substantial and increasingly intense competition in the social media platform and content creation industry may harm our business.

We compete in markets characterized by vigorous competition, changing technology, evolving industry standards, and frequent introductions of new products and services. We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We compete against many companies to attract customers, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources to the development, promotion, and sale of products and services, and they may introduce their own innovative products and services that adversely impact our growth. Mergers and acquisitions by these companies may lead to even larger competitors with more resources. We also expect new entrants to offer competitive products and services. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will be materially and adversely affected.

We may also face pressures from competitors for user engagement and, in the future, advertising revenues. Some potential competitors are able to offer greater returns on content sales to content creators for similar services by cross-subsidizing their payments services through other services they offer. Such competition may result in the need for us to alter the amount we charge creators in content-sales transactions, and could reduce our gross profit. In addition, as we grow, influential creators may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to such pricing, further reducing our gross profit.

Systems failures, interruptions, delays in service, catastrophic events, and resulting interruptions in the availability of our products or services could harm our business and our brand, and subject us to substantial liability.

Our systems and those of our third-party data center facilities may experience service interruptions, denial-of-service and other cyber-attacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, or other events. Our systems are also subject to break-ins, sabotage, and acts of vandalism. Some of our systems are not fully redundant, and our disaster-recovery planning is not sufficient for all eventualities. In addition, as a provider of payments solutions, we are subject to increased scrutiny by regulators that may require specific business continuity and disaster recovery plans and more rigorous testing of such plans. This increased scrutiny may be costly and time-consuming and may divert our resources from other business priorities.

We may, and are likely to, experience denial-of-service attacks, system failures, and other events or conditions that interrupt the availability or reduce the speed or functionality of our products and services. These events, should they occur, would likely result in loss of revenue. In addition, they could result in significant expense to repair or replace damaged equipment and remedy resultant data loss or corruption. A prolonged interruption in the availability or reduction in the speed or other functionality of our products or services could materially harm our reputation and business. Frequent or persistent interruptions in our products and services could cause users to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services, and could permanently harm our reputation and business. Moreover, to the extent that any system failure or similar event results in damages to customers or their businesses, these customers could seek compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

Our success depends largely on the continued service and availability of key personnel.

Much of the Company's future success depends on the continued availability and service of key personnel, including its Chief Executive Officer, executive team and other highly skilled employees. Since the technology industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as the Company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

From time to time, we may become involved in legal proceedings.

From time to time, we may become subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, disruptive to normal business operations and occupy a significant amount of our employees' time and attention. In addition, the outcome of any legal proceedings, claims, litigation, investigations, or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

The preparation of our financial statements involves the use of good faith estimates, judgments and assumptions, and our financial statements may be materially affected if such good faith estimates, judgments or good faith assumptions prove to be inaccurate.

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("*GAAP*") typically require the use of good faith estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management's judgment include, but are not limited to, determining the fair value of assets, share-based compensation and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes would require a restatement of our financial statements and could harm our business, including our financial condition and results of operations and the price of our securities. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our financial statements and our business.

<p style="text-align:center">**RISKS RELATED TO GOVERNMENT REGULATION**</p>

Our business is subject to regulation, and changes in applicable regulations may negatively impact our business.

We are subject to a number of foreign and domestic laws and regulations relating to user privacy, data collection, retention, electronic commerce, virtual items and currency, consumer protection, content, advertising, localization, and information security which have been adopted or are being considered for adoption by many jurisdictions and countries throughout the world. These laws could harm our business by limiting the products and services we can offer consumers or the manner in which we offer them. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business and result in penalties or significant legal liability.

Actions by governments that restrict access to FANING in their countries, or that otherwise impair our ability to sell advertising in their countries, could substantially harm our business and financial results.

Governments from time to time seek to censor content available on social media platforms, or restrict access to social media platforms from their country entirely, or impose other restrictions that may affect the accessibility of our products in their country for an extended period of time or indefinitely. For example, user access to certain other company social media platforms has been or is currently restricted in whole or in part in China, Iran, and North Korea. In addition, government authorities in other countries may seek to restrict user access to our products if they consider us to be in violation of their laws or a threat to public safety or for other reasons, and certain of our products have been restricted by governments in other countries from time to time. It is also possible that government authorities could take action that impairs our ability to sell advertising, including in countries where access to our consumer-facing products may be blocked or restricted. In the event that content shown on FANING is subject to censorship, access to our products is restricted, in whole or in part, in one or more countries, we are required to or elect to make changes to our operations, or other restrictions are imposed on our products, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base, user engagement, or the level of advertising by marketers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters central to our business, including privacy, data use, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, e-commerce, taxation, economic or other trade prohibitions or sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

Since our operations are based in Korea, where most of our users are domiciled, we are subject to, among others, the Personal Information Protection Act and related legislation, regulations and orders (the "*PIPA*"), the Act on the Promotion of Information and Communications Network Utilization and Protection of Information Act (Korea), and the Credit Information Act in Korea that specifically regulates certain sensitive personal information. PIPA requires consent by the consumer with respect to the use of his or her data and requires the persons responsible for management of personal data to take the necessary technological and managerial measures to prevent data breaches and, among other duties, to notify the Personal Information Protection Commission of any data breach incidents within 24 hours. Failure to comply with PIPA in any manner may subject these persons responsible to personal liability for not obtaining such consent in an appropriate manner or for such breaches, including even negligent breaches, and violators face varying penalties ranging from monetary penalties to imprisonment. We strive to take the necessary technological and managerial measures to comply with PIPA, including the implementation of privacy policies concerning the collection, use, and disclosure of subscriber data on our apps and websites, and we regularly review and update our policies and practices. Despite these efforts to comply with PIPA, these rules are complex and evolving, subject to interpretation by government regulators which may change over time and therefore we are subject to the risk of claims by regulators of failure to comply with PIPA. Any failure, or perceived failure, by us to comply with such policies, laws, regulations, and other legal obligations and regulatory guidance could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions, including criminal proceedings, against us and certain of our executive officers by governmental entities or others or other liabilities. Any such claim, proceeding, or action, could hurt our reputation, brand, and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and merchants, and could have an adverse effect on our business, financial condition, and results of operations.

These U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services, the manner in which we provide our services or our ability to target ads, which could adversely affect our financial results.

Proposed or new legislation and regulations could also significantly affect our business. Laws and regulations are evolving and subject to interpretation, and resulting limitations on our advertising services, or reductions of advertising by marketers, have to some extent adversely affected, and will continue to adversely affect, our advertising business. Changes to our products or business practices as a result of these developments may adversely affect our advertising business. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

For example, the European Union traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the United States. In May 2018, the European Union's new regulation governing data practices and privacy called the General Data Protection Regulation, or GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to €20.0 million or 4% of a company's worldwide turnover, whichever is higher. The GDPR and other similar regulations require companies to give specific types of notice and in some cases seek consent from consumers and other data subjects before collecting or using their data for certain purposes, including some marketing activities. Outside of the European Union, many countries have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries are adopting such legislation or other obligations with increasing frequency. Many of these laws may require consent from consumers for the use of data for various purposes, including marketing, which may reduce our ability to market our products. There is no harmonized approach to these laws and regulations globally. Consequently, we increase our risk of non-compliance with applicable foreign data protection laws by operating internationally. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant. In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection. For example, California recently adopted the California Consumer Privacy Act of 2018 ("*CCPA*"), which provides new data privacy rights for consumers and new operational requirements for businesses. The CCPA includes a statutory damages framework and private rights of action against businesses that fail to comply with certain CCPA terms or implement reasonable security procedures and practices to prevent data breaches. The CCPA went into effect in January 2020. The effects of the CCPA potentially are significant, however, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. As a general matter, compliance with laws, regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to acquire customers, and otherwise adversely affect our business, financial condition and operating results.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

Payment transactions may subject us to additional regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.

Our users can purchase virtual and digital goods from creators and developers within our platform and infrastructure on FANING. In addition, certain of our users can use our FANING infrastructure, including within Clubs and communities, for other activities, such as sending money to other users or purchasing goods and/or services from other users. We are subject to a variety of laws and regulations in the United States, Europe, and elsewhere, including those governing anti-money laundering and counter-terrorist financing, money transmission, gift cards and other prepaid access instruments, electronic funds transfer, charitable fundraising, and import and export restrictions. Depending on how our payments product evolves, we may also be subject to other laws and regulations including those governing gambling, banking, and lending. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make product changes, any of which could have an adverse effect on our business and financial results.

In addition, we are subject to a variety of additional risks as a result of payments transactions, including: increased costs and diversion of management time and effort and other resources to deal with bad transactions or customer disputes; potential fraudulent or otherwise illegal activity by users, developers, employees, or third parties; restrictions on the investment of consumer funds used to transact payments; and additional disclosure and reporting requirements. We have also launched/have announced plans to develop digital payments products and services, which may subject us to many of the foregoing risks and additional licensing requirements.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our earnings and adversely affect our operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. There may be material adverse effects resulting from the legislation that we have not yet identified. No estimated tax provision has been recorded in the financial statements included herein for tax attributes that are incomplete or subject to change.

The foregoing items could have a material adverse effect on our business, cash flow, financial condition or results of operations. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. The impact of this tax legislation on holders of our common stock is also uncertain and could be adverse. We urge our stockholders and investors to consult with our legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

RISKS RELATED TO DOING BUSINESS IN KOREA

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Korean Won and other currencies against the U.S. dollar has fluctuated, and may continue to fluctuate and is affected by, among other things, changes in political and economic conditions. It is difficult to predict how market forces or Korean or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Korean Won and the U.S. dollar in the future.

A substantial percentage of our revenue and costs are denominated in Korean Won, and a significant portion of our financial assets are also denominated in Korean Won, while we anticipate that a substantial portion of any debt incurred will be denominated in U.S. dollars. We are a holding company and we may receive dividends, loans and other distributions on equity paid by our operating subsidiaries in Korea. Any significant fluctuations in the value of the Korean Won may materially and adversely affect our liquidity and cash flows. For example, the depreciation of the Korean Won and other foreign currencies against the U.S. dollar typically results in a material increase in the cost of hosting services and equipment purchased from outside of Korea and the cost of servicing debt denominated in currencies other than the Korean Won. As a result, any significant depreciation of the Korean Won or other major foreign currencies against the U.S. dollar may have a material adverse effect on our results of operations. If we decide to convert our Korean Won into U.S. dollars for the purpose of repaying principal or interest expense on any future U.S. dollar-denominated debt, making payments for dividends on our common stock, or other business purposes, depreciation of the Korean Won or other foreign currencies against the U.S. dollar would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Korean Won for our operations, appreciation of the Korean Won against the U.S. dollar would have an adverse effect on the Korean Won amount we would receive.

Tensions with North Korea could have an adverse effect on our business, financial condition, and results of operations, and the price per share of our common stock.

Relations between Korea and North Korea have fluctuated over the years. Tension between Korea and North Korea may increase or change abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea's nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea.

North Korea's economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Since April 2018, North Korea has held a series of bilateral summit meetings with Korea and the United States to discuss peace and denuclearization of the Korean peninsula. However, North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain.

Further tensions in North Korean relations could develop due to a leadership crisis, breakdown in high-level inter-Korea contacts or military hostilities. Alternatively, tensions may be resolved through reconciliatory efforts, which may include peace talks, alleviation of sanctions or reunification. We cannot assure you that future negotiations will result in a final agreement on North Korea's nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any increase in the level of tension between Korea and North Korea, an outbreak in military hostilities or other actions or occurrences, could adversely affect our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our common stock.

There are special risks involved with investing in Korean companies, including the possibility of restrictions being imposed by the Korean government in emergency circumstances, accounting and corporate disclosure standards that differ from those in other jurisdictions, and the risk of direct or vicarious criminal liability for executive officers of our Korean affiliates.

Our wholly owned subsidiary, Faning Korea, LLC, is our Korean subsidiary and operates in a business and cultural environment that is different from that of other countries. For example, under the Foreign Exchange Transaction Act of Korea, if the Korean government determines that in certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Minister of Economy and Finance of

Korea prior to entering into a capital markets transaction, repatriating interest, dividends or sales proceeds arising from Korean securities or from the disposition of such securities or other transactions involving foreign exchange. Although investors will hold shares of our common stock, Faning Korea, LLC may experience adverse risks and in turn could adversely impact our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our common stock.

In addition, under Korean law, there are circumstances in which certain executive officers of a company may be investigated or held criminally liable either directly or vicariously for the actions of the company and its executives and employees. For example, complaints alleging infringement of intellectual property rights, breaches of certain Korean laws (e.g., labor standards laws and fair trade laws), and product-related claims may be investigated and prosecuted as criminal offenses with both the company and the company's executive officers being named as defendants in such proceedings. These risks change over time.

As a result of these current and changing risks, Faning Korea, LLC's executive officers may be named in the future in criminal investigations or proceedings stemming from our operations. In Korea, company executive officers being named in such investigations or proceedings is a common occurrence, even though in practice many such cases result in no liability to the individual. If Faning Korea, LLC's executive officers were to be named in such criminal proceedings or held either directly or vicariously criminally liable for the actions of the company and its executives and employees, our business, financial condition, and results of operations may be harmed.

Faning Korea, LLC's transactions with its subsidiaries and affiliates may be restricted under Korean fair trade regulations.

Faning Korea, LLC enters into business relationships and transactions with its subsidiaries and affiliates, which are subject to scrutiny by the Korean Fair Trade Commission ("*KFTC*") as to, among other things, whether such relationships and transactions constitute undue financial support among companies in the same business group. If, in the future, the KFTC determines that Faning Koera, LLC has engaged in transactions that violate the fair trade laws and regulations, it may be subject to an administrative and/or criminal fine, surcharge or other actions, which may have an adverse effect on our business, financial condition, and results of operations.

Our Korean subsidiary, Faning Korea, LLC, may be designated as an affiliated group under Korean law, in which case the group of companies would be required to make certain disclosures and implement additional corporate governance requirements.

Our Korean subsidiary, ***Faning Korea, LLC*** are likely to be designated as a business group subject to disclosure under the Korean Monopoly Regulation and Fair Trade Act. As described in greater detail in the section titled "Government Regulation-The Monopoly Regulation and Fair Trade Act", such a designation would impose additional corporate governance and public disclosure requirements on this group of affiliated companies. These requirements would create additional costs of compliance and could subject this group of affiliated companies to greater regulatory scrutiny and risk of penalties for any failure to comply with the additional obligations imposed.

Faning Korea, LLC is subject to certain requirements and restrictions under Korean law that may, in certain circumstances, require it to act in a manner that may not be in our or our stockholders' best interest.

Under applicable Korean law, directors of a Korean company, such as Faning Korea, LLC, owe a fiduciary duty to the company itself rather than to its stockholders. This fiduciary duty obligates directors of a Korean company to perform their duties faithfully for the good of the company as a whole. As a result, if circumstances arise in which the good of Faning Korea, LLC conflicts with the good of Global Interactive Technologies, Inc or our stockholders, Faning Korea, LLC may not be permitted under applicable Korean law to act in a manner that is in the best interest of Global Interactive Technologies, Inc, as its parent, or our stockholders. For example, providing guarantees or collateral by Faning Korea, LLC in favor of Global Interactive Technologies, Inc, as its parent, without a justifiable cause and on other than arm's length terms may cause breach of a fiduciary duty of directors to Faning Korea, LLC.

Approval by the board of directors of a Korean company is required for, among other things, all transactions between a director or major stockholder (including a 10% or more stockholder) and the company for the director's or the major stockholder's account. As a result, intercompany transactions between us and Faning Korea, LLC (or any other Korean subsidiary we may own, from time to time), could arise in the future in which the directors of the Korean subsidiary are not able to act in ours or our stockholders' best interest as a result of competing interests of the subsidiary. Since substantially all of our operations are conducted by Faning Korea, LLC, any such occurrence with respect to Faning Korea, LLC could adversely affect our business, financial condition, and results of operations.

Faning Korea, LLC's transactions with related parties are subject to close scrutiny by the Korean tax authorities, which may result in adverse tax consequences.

Under Korean tax law, there is an inherent risk that ***Faning Korea, LLC***'s transactions with its subsidiaries, affiliates or any other person or company that is related to us may be challenged by the Korean tax authorities if such transactions are viewed as having been made on terms that were not on an arm's-length basis. If the Korean tax authorities determine that any of its transactions with related parties were on other than arm's-length terms, it may not be permitted to deduct as expenses, or may be required to include as taxable income, any amount which is found to be undue financial support between related parties in such transaction, which may have adverse tax consequences for us and, in turn, may adversely affect our business, financial condition, and results of operations.

If we are deemed to have a "place of effective management" in Korea, we will be treated as a Korean company for the purpose of Korean corporate income tax with regards to our worldwide income.

Under the Corporate Tax Act ("*CTA*"), as amended on August 17, 2021, a corporation having a "place of effective management" in Korea will be treated as a Korean company for the purposes of Korean corporate income tax. However, the CTA does not clearly define what constitutes "place of effective management" and, to date, there has not been any court precedent. If we are deemed to have a "place of effective management" in Korea, we will be required to file annual corporate income tax returns with the Korean tax authorities and be subject to Korean corporate income tax. Currently, the applicable rates are 9.9% (inclusive of local corporate taxes) for taxable income up to 200 million Korean Won, 23.1% (inclusive of local corporate taxes) for taxable income exceeding 200 million Korean Won and less than 20 billion Korean Won, 24.2% (inclusive of local corporate taxes) for taxable income greater than 20 billion won and less than 300 billion Korean Won, and 26.4% (inclusive of local corporate tax) for taxable income greater than 300 billion Korean Won. Taxable income would include any worldwide income, such as dividends we receive from our Korean operating company and any interest income earned outside of Korea. If we are required to pay Korean corporate income tax, it may reduce our cash flow and negatively impact the returns to investors.

If we are deemed to have a "permanent establishment" in Korea, we will be subject to Korean corporate income tax with regards to any Korean source income attributable to or effectively connected with such permanent establishment.

If we are deemed to have a "permanent establishment" as defined under Korean tax law, we would be required to file annual corporate income tax returns with the Korean tax office and be subject to Korean corporate income tax. The applicable rates are 9.9% (inclusive of local corporate taxes) for taxable income up to 200 million Korean Won, 20.9% (inclusive of local corporate taxes) for taxable income exceeding 200 million Korean Won and less than 20 billion Korean Won, 23.1% (inclusive of local corporate taxes) for taxable income greater than 20 billion won and less than 300 billion Korean Won, and 26.4% (inclusive of local corporate tax) for taxable income greater than 300 billion Korean Won. Taxable income includes any Korean source income attributable to or effectively connected with such permanent establishment, such as dividends we receive from our Korean operating company. If we are required to pay Korean corporate income tax, it may reduce our cash flow and negatively impact the returns to investors.

A focus on regulating copyright and patent infringement by the Korean government subjects us to extra scrutiny in our operations and could subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.

The Korean government has recently focused on addressing copyright and patent infringement in Korea, particularly with respect to luxury and brand name merchandise. Despite measures we have taken to address copyright and patent infringement, the Korean government may subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.

Our business may be adversely affected by developments that negatively impact the Korean economy and uncertainties in economic conditions that impact spending patterns of our customers in Korea.

We have historically generated a substantial majority of our revenue from sales in Korea. Our future performance will depend in large part on Korea's future economic growth. Adverse developments in Korea's economy as a result of various factors, including economic, political, legal, regulatory, and social conditions in Korea may have an adverse effect on customer spending, which may not allow us to achieve our desired revenue growth. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and in 2020, the Korean and global economies were affected as a result of the COVID-19 pandemic. As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

The Korean economy is closely tied to, and is affected by developments in, the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, and the COVID-19 pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to liquidity and credit concerns and volatility in the global financial markets, the value of the Korean Won relative to the U.S. dollar and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. Further declines in the Korea Composite Stock Price Index, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy or the global economy could adversely affect our business, financial condition, and results of operations.

New legislative proposals may expose our business to additional risks from litigation, regulation, and government investigations.

We are subject to changing laws and regulations everywhere we do business, including in Korea. For example, on September 28, 2020, the Korean Ministry of Justice announced (i) a proposed amendment to the Korean Commercial Code to adopt a punitive damages system that would apply generally to all areas of business, and (ii) a proposed bill to introduce a class action litigation system in Korea.

Previously, punitive or exemplary damages have been available in Korea only in specific business fields. The proposed legislation would broaden the potential availability of such damages. Similarly, the proposal relating to class actions would make such litigation applicable to a broader scope of cases, would allow for a Korean style discovery process, jury trials in many cases, and would apply to claims whose cause arose before the bill's enactment.

Additionally, on September 28, 2020, the KFTC introduced a proposed bill entitled the "Fair Online Platform Intermediary Transactions Act." This proposed act is intended to augment the existing legal framework under the Monopoly Regulation and Fair Trade Act of Korea to regulate competition and fairness issues arising in the business of online platforms. This proposed act would enhance liability of online platform operators to merchants, suppliers, and customers.

Also, on January 8, 2021, the main session of the Korean National Assembly passed a draft Bill on Punishment for Serious Accidents, etc. (the "*Serious Accidents Act*"), which came into effect January 27, 2022. The Serious Accidents Act imposes enhanced liability (including criminal liability) on businesses, managers, and individuals who are responsible for causing loss of life by failing to fulfill duties relating to workplace safety and health or risk prevention. The Serious Accidents Act provides the potential for criminal punishment, public disclosure of punishment, and monetary damages, including punitive damages up to five times the actual damages suffered. The Serious Accidents Act extends potential liability to a wider group of persons than under existing law, including those who oversee safety and health matters for the business concerned and also general managers of the business.

These are just some examples of how our business could be affected by changing regulations. If these proposals are enacted and implemented, our Korean subsidiary, Faning Korea, LLC, could face substantial costs and management could be required to spend significant time and attention on these matters, which would divert our focus from our core business. This could adversely affect our business, financial condition, and results of operations.

As Faning Korea, LLC is incorporated in Korea, it may be more difficult to enforce judgments obtained in courts outside Korea.

Our operations are primarily conducted outside of the United States. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

RISKS RELATED TO OUR TECHNOLOGY

Technology changes rapidly in our business and if we fail to anticipate or successfully implement new technologies or adopt new business strategies, technologies or methods, the quality and competitiveness of our service offerings may suffer.

Technology changes rapidly in the social media market which requires us to anticipate which technologies we must develop, implement and take advantage of in order to remain competitive. We have invested, and in the future may invest, in new business strategies including technologies, products, and to continue to persistently deliver the best product. Such endeavours may involve significant risks and uncertainties, and no assurance can be given that the technology we choose to adopt and the features that we pursue will be successful. If we do not successfully implement these new technologies, our reputation may be materially adversely affected and our financial condition and operating results may be impacted. We also may miss opportunities to adopt technology, or develop new technologies, which could adversely affect our financial results. It may take significant time and resources to shift our focus to new technologies, putting us at a competitive disadvantage.

There may be losses or unauthorized access to or releases of confidential information, including personally identifiable information ("PII"), that could subject the Company to significant reputational, financial, legal and operational consequences.

The Company's business requires it to use and store confidential information including, among other things, PII, with respect to the Company's customers and employees. The Company devotes significant resources to network and data security, including through the use of encryption and other security measures intended to protect its systems and data. However, these measures cannot provide absolute security, and losses or unauthorized access to or releases of confidential information occur and could materially adversely affect the Company's reputation, financial condition and operating results.

The Company's business also requires it to share confidential information with suppliers and other third parties. Although the Company takes steps to secure confidential information that is provided to third parties, such measures are not always effective and losses or unauthorized access to or releases of confidential information occur and could materially adversely affect the Company's reputation, financial condition and operating results.

For example, the Company may experience a security breach impacting the Company's information technology systems, which, for the avoidance of doubt, includes the Company's separate FP database, that compromises the confidentiality, integrity or availability of confidential information. Such an incident could, among other things, impair the Company's ability to attract and retain customers for its products and services, impact the Company's stock price, materially damage supplier relationships, and expose the Company to litigation or government investigations, which could result in penalties, fines or judgments against the Company.

The Company has implemented systems and processes intended to secure its information technology systems and prevent unauthorized access to or loss of sensitive data, including through the use of encryption and authentication technologies. As with all companies, these security measures may not be sufficient for all eventualities and may be vulnerable to hacking, employee error, malfeasance, system error, faulty password management or other irregularities.

In addition to the risks relating to general confidential information described above, the Company is also subject to specific obligations relating to payment card data. Under payment card rules and obligations, if cardholder information is potentially compromised, the Company could be liable for associated investigatory expenses and could also incur significant fees or fines if the Company fails to follow payment card industry data security standards. The Company could also experience a significant increase in payment card transaction costs or lose the ability to process payment cards if it fails to follow payment card industry data security standards, which would materially adversely affect the Company's reputation, financial condition and operating results.

While the Company maintains insurance coverage that is intended to address certain aspects of data security risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties, including cloud hosting and broadband providers, among others. To this end, when our cloud hosting and broadband vendors experience outages, our services offered through FANING and related applications will be negatively impacted and alternative resources will not be immediately available. We exercise no control over the third-party vendors that we rely upon for cloud hosting, broadband and software service. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Growth of our client base depends upon effective interoperability with mobile operating systems, networks, mobile devices and standards that we do not control.

We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide service. Our products and services involve the collection, storage, processing, and transmission of a large amount of data, including FP stored in the Company's separate FP database. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, including FP stored in the Company's separate FP database, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), scraping, and general hacking have become more prevalent in our industry, have occurred on our systems in the past, and will occur on our systems in the future. Our efforts to protect our company data or the information we receive, and to disable undesirable activities on our platform, may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance, including defects or vulnerabilities in our vendors' information technology systems or offerings; government surveillance; breaches of physical security of our facilities or technical infrastructure; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts will be successful.

We may experience such cyber-attacks and other security incidents of varying degrees from time to time, and we may incur significant costs in protecting against or remediating such incidents. In addition, we are subject to a variety of laws and regulations in the United States and abroad relating to cybersecurity and data protection. As a result, affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active users base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

We anticipate that our ongoing efforts related to privacy, safety, security, and content review will identify instances of misuse of user data or other undesirable activity by third parties on our platform.

In addition to our efforts to mitigate cybersecurity risks, we are making significant investments in privacy, safety, security, and content review efforts to combat misuse of our services and user data by third parties, including investigations and audits of platform applications. As a result of these efforts, we anticipate that we may discover incidents of misuse of user data or other undesirable activity by third parties. We may not discover all such incidents or activity, whether as a result of our data or technical limitations, including our lack of visibility over our encrypted services, the scale of activity on our platform, challenges related to our personnel working remotely during the COVID-19 pandemic, the allocation of resources to other projects, or other factors, and we may be notified of such incidents or activity by the media or other third parties. Such incidents and activities may, in the future, include the use of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, improper advertising practices, activities that threaten people's safety on- or offline, or instances of spamming, scraping, data harvesting, unsecured datasets, or spreading misinformation. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate any such incidents. Any of the foregoing developments may negatively affect user trust and engagement, harm our reputation and brands, require us to change our business practices in a manner adverse to our business, and adversely affect our business and financial results. Any such developments may also subject us to litigation and regulatory inquiries, which could subject us to monetary penalties and damages, divert management's time and attention, and lead to enhanced regulatory oversight.

Our products and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business.

Our products and internal systems rely on software and hardware, including software and hardware developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, our products and internal systems depend on the ability of such software and hardware to store, retrieve, process, and manage immense amounts of data. The software and hardware on which we rely may contain, and will in the future may further contain, errors, bugs, or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which we rely have in the past led to, and may in the future lead to, outcomes including a negative experience for users and marketers who use our products, compromised ability of our products to perform in a manner consistent with our terms, contracts, or policies, delayed product introductions or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of our users and/or our intellectual property or other data, or reductions in our ability to provide some or all of our services. For example, we make commitments to our users as to how their data will be used within and across our products, and our systems are subject to errors, bugs and technical limitations that may prevent us from fulfilling these commitments reliably. In addition, any errors, bugs, vulnerabilities, or defects in our systems or the software and hardware on which we rely, failures to properly address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service or failures to fulfil our commitments to our users may in the future lead to outcomes including damage to our reputation, loss of users, loss of marketers, loss of revenue, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business and financial results.

RISKS RELATED TO DIGITAL ASSETS

Regulatory changes or actions may restrict the use of digital assets in a manner that adversely affects our business, prospects or operations.

FP may be considered a digital asset. Although FP is not offered on a public blockchain and its value is derived primarily from its utility exclusively within its closed network community, it may also be subject to increasingly restrictive, complex and evolving U.S. and foreign laws and regulations regarding digital assets, including commodities and securities, anti-money laundering and counter-terrorist financing, money transmission, consumer protection, taxation, intellectual property, property rights and other matters (for the purposes of this section, the "*Digital Asset Laws*"). Many of these laws and regulations are subject to change and uncertain interpretation, and could result in outright bans in certain jurisdictions, sanctions, monetary penalties, claims, increased compliance costs, or declines in adoption that could impede user growth or engagement, or otherwise harm our business.

For example, in the United States, the SEC has been particularly active in pursuing digital asset issuers for unregistered security offerings to U.S. residents. In Korea, the Financial Services Commission has banned initial coin offerings within Korea. We have not offered KDC in jurisdictions where it was be prohibited or in a manner that is prohibited. The initial public offering of KDC was conducted on centralized digital asset exchanges that excluded subscribers from prohibited jurisdictions. Further, we conducted no public solicitation for the offering of KDC in the United States or South Korea. Nonetheless, because KDC is available on the public blockchain it may be possible for residents in such jurisdictions to acquire KDC in peer to peer transactions, as most jurisdictions, including the United States and South Korea, do not prohibit private parties from engaging in peer to peer digital asset transactions. With respect to resales or secondary digital asset transactions, jurisdictions generally regulate intermediaries for such transactions dependent on the extent and nature of an intermediary's role in a transaction. Decentralized finance ("*defi*") applications that are connected to the public blockchain have substantially minimized the role of the intermediary. Given the emerging nature of such defi applications, the regulatory landscape pertaining to such applications is still evolving and consequently, numerous defi applications are available to transaction parties, often irrespective of the physical location of a party and irrespective of the actions or inactions of the issuers of such digital assets. To date, we do not monitor for such defi transactions, nor do we have any prospective plans to do so. Furthermore, given that we would never have access to the personal information of the parties to such transactions, even if we had the ability to restrict private defi transactions we would not have the ability to identify whether any particular transaction should be restricted under the Digital Asset Laws of any given jurisdiction or whether we would be under any obligation to endeavour to enforce such restrictions, to the extent possible. To the extent government enforcement authorities or regulators seek to enforce current or future Digital Asset Laws against us for these transactions, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and negatively impact our business operations.

Regulation of digital assets and digital asset exchanges is currently undeveloped and likely to evolve rapidly, vary significantly among international regulatory agencies, and is subject to significant uncertainty. A failure by the Company to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines imposed by governmental authorities. Under certain circumstances, such failure to comply by the Company could also result in criminal sanctions

As blockchain networks and digital assets have grown in popularity and in market size, governments and regulatory agencies have begun to take interest in, and in some cases regulate, their use and operation. To the extent that a government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset upon which our business relies, our business could be adversely affected. Blockchain networks currently face an uncertain regulatory landscape in many jurisdictions. The effect of any future legal or regulatory change is impossible to predict, but such laws, regulations or directives may directly and negatively impact our business.

Governments may in the future curtail or outlaw the acquisition, use or redemption of digital assets. Ownership of, holding or trading in digital assets may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject digital asset companies to additional regulation. Judicial determinations may also have an adverse impact on the trading of digital assets.

Users of FANING are issued FP for engaging and transacting within the Company's ecosystem. FP may be subject to various regulations in South Korea that restrict or limit the use of FP on FANING.

In addition to the application of the Digital Asset Laws arising as a result of the use of FP in various jurisdictions, our operation of the FANING platform within South Korea and the issuance of FP to users engaging with the FANING platform may subject us to various regulations in South Korea, including the Financial Investment Services and Capital Markets Act ("*FISCM*") and the Act on Reporting and Using Specified Financial Transaction Information ("*RSFTI*"). The FISCM was enacted to advance the Korean financial market by improving the competitive edge of the nation's capital market and financial investment industry, and the RSFTI provides for the regulation of matters concerning reporting on and use of specified financial transaction information necessary to regulate money laundering and financing of terrorism through financial transactions, such as foreign exchange transactions, thereby contributing to preventing crimes and further establishing a sound and transparent financial system. Although FP is not currently classified as a financial investment instrument as such term is defined in the FISCM, or a virtual asset, as such term is defined by the RSFTI, any amendments to or interpretations of the FISCM, RSFTI or FP in the future may subject the Company to regulation, including among other requirements, providing financial transaction information in order to, among others, prevent money laundering and financing of terrorism.

We may have security laws exposure relating to the previous issuances of Kingdom Coin.

While we no longer hold or otherwise possess KC, we are subject to compliance with securities laws, which could expose us to potential liabilities, including potential rescission rights. In August of 2021, we issued to certain creditors of HBC an aggregate total of 348,679,380 KDC in exchange for the cancellation of an aggregate value of $9,428,664 in HBC debt (the "*KDC Exchange*"). KDC was further listed on LBank.com in August, 2021, and XT.com in September 2021 (LBank.com and XT.com are collectively, the "*Listing Platforms*"). The current market price of KDC ($0.00011) is significantly lower than the valuation of KDC used to extinguish the HBC debt.

At the time of the KDC Exchange, and subsequently at the time of listing of KDC on the Listing Platforms, HBC was operated solely under the jurisdiction of the ROK. During the KDC Exchange, and subsequently upon the listing of KDC on the Listing Platforms, the Company did not direct any sales efforts in the United States or to U.S. Persons. Further, pursuant to the terms and conditions of each Listing Platform, neither Listing Platform permits U.S. Persons as customers. While the Company therefore believes there were no sales of KDC to or by a U.S. person, or efforts to sell KDC to U.S. persons that would be subject to U.S. federal securities laws, we relied on each of the Listing Platforms to prevent offers and sales in the United States and to U.S. persons. As such, the Company may be subject to the risks below in the event that the policies and procedures of the Listing Platforms are not effective and/or sufficient to prevent such offers and sales or that persons may have been able to circumvent such policies and procedures.

While we do not believe that we were subject to U.S. federal securities laws at the time of the KDC Exchange and the listing of KDC on the Listing Platforms, and therefore did not need to conduct the offerings pursuant to an available exemption under the U.S. federal securities laws, the analysis of such jurisdictional question is factual. The applicability of jurisdiction under the Securities Act, and the availability of any exemptions thereunder, depends upon our conduct and that of those persons contacting potential investors and making the offering. We further relied on the terms and conditions of the Listing Platforms to ensure that no offers or sales were made in the United States or to U.S. persons. As such, if the KDC Exchange, the listing of KDC on the Listing Platforms, or any other such offering of securities by the Company is determined by either judicial decision or by the SEC to fall under the jurisdiction of U.S. federal securities laws, and does not qualify for an exemption from registration under the Securities Act, an investor would have the right to rescind its purchase of the securities if it so desired. It is possible that if an investor should seek rescission, such investor would succeed. If investors were successful in seeking rescission, we would face severe financial demands that could adversely affect our business and operations. Additionally, if we did in fact fall under the jurisdiction of U.S. federal securities laws, or alternatively, if such offerings do not qualify for an exemption thereunder, we may become subject to significant fines and penalties imposed by the SEC and state securities agencies.

<h3 style="text-align:center">RISKS RELATED TO INTELLECTUAL PROPERTY</h3>

We may be subject to claims of infringement of third-party intellectual property rights.

From time to time, third parties may claim that we have infringed their intellectual property rights. For example, patent holding companies may assert patent claims against us in which they seek to monetize patents they have purchased or otherwise obtained. Although we take steps to avoid knowingly violating the intellectual property rights of others, it is possible that third parties still may claim infringement. Existing or future infringement claims against us, whether valid or not, may be expensive to defend and divert the attention of our employees from business operations. Such claims or litigation could require us to pay damages, royalties, legal fees and other costs. We also could be required to stop offering, distributing or supporting the FANING application, or other features or services which incorporate the affected intellectual property rights, redesign products, features or services to avoid infringement, or obtain a license, all of which could be costly and harm our business.

Our technology, content and brands are subject to the threat of piracy, unauthorized copying and other forms of intellectual property infringement.

We regard our technology, content and brands as proprietary and take measures to protect our technology, content and brands and other confidential information from infringement. Piracy and other forms of unauthorized copying and use of our technology, content and brands may become persistent, and policing is difficult. Further, the laws of some countries in which our products are or may be distributed either do not protect our intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, although we take steps to enforce and police our rights, factors such as the proliferation of technology designed to circumvent the protection measures used by our business partners or by us, the availability of broadband access to the Internet, the refusal of Internet service providers or platform holders to remove infringing content in certain instances, and the proliferation of online channels through which infringing product is distributed all have contributed to a general expansion in unauthorized copying of technology, content and brands.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our registered trademark and pending trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on trademark law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights.

We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others in the operation of the FANING platform. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Further, we require every employee and consultant to execute proprietary information and invention agreements prior to commencing work. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

GOVERNANCE RISKS AND RISKS RELATED TO OUR COMMON STOCK

We received a notice from Nasdaq that our common stock may be delisted from trading on the Nasdaq Capital Market if we fail to comply with the continued listing requirements, including the minimum bid price requirement and timely filing requirements of all required periodic reports with the SEC. A delisting of our common stock is likely to reduce the liquidity of our common stock and may inhibit or preclude our ability to raise additional financing.

We are required to comply with certain Nasdaq continued listing requirements, including a minimum bid price for our common stock and ***timely filing requirements of all required periodic reports with the SEC***. If we fail to maintain compliance with any of those requirements, our common shares could be delisted from Nasdaq.

On May 21, 2024, we received a delinquency compliance alert notice (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq"). The Notice stated that the Company was not in compliance with Nasdaq's continued listing requirements under Nasdaq Listing Rule 5250(c)(1), as the Company had failed to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2024, and remained delinquent in filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (SEC). Subsequently, the Company filed its Quarterly Report on Form 10-Q for the first quarter on September 30, 2024, thereby resolving the basis for delisting.

On April 18, 2024, we received a delinquency compliance alert notice from Nasdaq advising the Company that due to the Company's failure to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, with the Securities and Exchange Commission (the "**SEC**"), the Company is not in compliance with Nasdaq's continued listing requirements under Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of all required periodic reports with the SEC.

On June 17, 2024, the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") requested that the Company submit a plan (the "Plan") to address the noncompliance issue by June 17. The Company submitted the Plan on June 14, 2024. Subsequently, on July 16, 2024, the Company filed its Annual Report on Form 10-K for the fiscal year 2023, thereby resolving the basis for delisting

On August 20, 2024, the Company received a delinquency compliance alert notice (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq"). The Notice stated that the Company was not in compliance with Nasdaq's continued listing requirements under Nasdaq Listing Rule 5250(c)(1) (the "Rule") because it failed to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2024, with the U.S. Securities and Exchange Commission (SEC). Subsequently, the Company filed the Form 10-Q for the second quarter on October 15, 2024, thereby resolving the basis for delisting.

On February 5, 2024, the Company received a delinquency compliance alert notice from the Listing Qualifications Department (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq"), stating that the Company was not in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company's common stock had been below $1.00 for the previous 30 consecutive business days. To regain compliance with the minimum bid price requirement, the Company's common stock must maintain a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days during the 180-calendar-day period from February 5, 2024 to August 4, 2024.

Subsequently, on February 5, 2025, the Company received a determination letter (the "Determination Letter") from the Nasdaq Staff stating that the Company was subject to delisting for failing to meet the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). In order to resolve the deficiency, the Company implemented a reverse stock split on January 27, 2025. Following the reverse split, the closing bid price of the Company's common stock met or exceeded $1.00 for 10 consecutive business days, and on February 10, 2025, the Company received a notice from Nasdaq confirming that it had regained compliance with the minimum bid price requirement and that the matter was closed.

If, for any reason, Nasdaq should delist our common stock from trading on its exchange and we are unable to obtain listing on another national securities exchange or take action to restore our compliance with the Nasdaq continued listing requirements, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our stockholders:

- the liquidity of our common stock;

- the market price of our common stock;

- we will become a "penny stock", which will make trading of our common stock much more difficult;

- our ability to obtain financing for the continuation of our operations;

- the number of institutional and general investors that will consider investing in our common stock;

- the number of investors in general that will consider investing in our common stock;

- the number of market makers in our common stock;

- the availability of information concerning the trading prices and volume of our common stock; and

- the number of broker-dealers willing to execute trades in shares of our common stock.

Our stock price may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following our offering may fluctuate substantially and may be higher or lower than the initial public offering price. This may be especially true for companies with a small public float. The trading price of our common stock following our offering will depend on several factors, including those described in this "*Risk Factors*" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in the offering.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following our offering. If the market price of our common stock after our offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies' securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

If securities industry analysts do not publish research reports on us, or publish unfavourable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock will be influenced in part by any research reports that securities industry analysts publish about us. We may not obtain any future research coverage by securities industry analysts. In the event we are covered by research analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavourably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

You will experience dilution as a result of future equity offerings.

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate a future financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into shares of our common stock in the future, additional and potentially substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to future investors.

We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on investment will likely be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Since we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, stock price appreciation, if any, will be your sole source of gain.

We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, appreciation, if any, in the market price of our common stock will be your sole source of gain for the foreseeable future.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which would rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. In the event of a bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock in the future, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any such future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our common stock.

We may need to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.

Upon becoming subject to reporting requirements of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), we will be required to comply with a variety of extensive reporting, accounting, and other rules and regulations. Compliance with each of these requirements is expensive, time consuming and intricate. Further requirements may increase our costs and require additional management time and resources. We may need to implement additional finance and accounting systems, procedures and controls to satisfy our reporting requirements. We intend to remediate this weakness when we become a public company by adding additional, qualified and experienced accounting personnel.

If our internal controls over financial reporting remain ineffective, such failure could cause investors to lose confidence in our reported financial information, negatively affect the market price of our common stock, subject us to regulatory investigations and penalties, cause us to have to restate our financial statements, and adversely impact our business and financial condition.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not "emerging growth companies," including:

- not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

- reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

- exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the listing of our common stock on the Nasdaq Market. Our status as an emerging growth company will end as soon as any of the following takes place:

- the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

- the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates as of the prior June 30;

- the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

- the last day of the fiscal year ending after the fifth anniversary of the listing of our common stock on the Nasdaq Market.

We cannot predict if investors will find our common stock less attractive if we choose to rely on the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company, particularly after we are no longer an "emerging growth company" as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act and the JOBS Act, have created uncertainty for public companies and increased costs and time that boards of directors and management must devote to complying with these rules and regulations. The Sarbanes-Oxley Act and related rules of the SEC and the Nasdaq Stock Market regulate corporate governance practices of public companies. We expect compliance with these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from sales-generating activities. For example, we will be required to adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements and increased compensation for our management team. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accounting firm as to our internal control over financial reporting for the foreseeable future.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an "emerging growth company" as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future. Subsequent to the time frame above, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act until such time that the Company becomes an "accelerated filer," as defined by the SEC.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the Nasdaq Capital Market or if the price of our common stock falls below $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements would likely have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

FINRA sales practice requirements may limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the Financial Industry Regulatory Authority, Inc. ("*FINRA*"), has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder's ability to resell shares, as well as overall liquidity, of our common stock.

We will incur increased costs as a result of operating as a listed public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

If at some point in the future we are no longer an "emerging growth company," we will incur significant legal, accounting and other expenses that we have not incurred in the past. The Sarbanes-Oxley Act, the JOBS Act, the listing requirements of the Nasdaq Capital Market and other applicable securities rules and regulations impose various requirements on public companies beyond what management has experienced in operating a privately held company. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors' and officers' liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a listed public company, or the timing of such costs, but such costs will be significant.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We may be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our common stock less attractive to potential investors.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

If we fail to remediate our internal control weakness and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our common stock may be materially and adversely affected.

We have historically operated as a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. The management has reviewed the current internal controls over financial reporting and concluded that our internal controls are ineffective, registration statement. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In addition, after we become a public company, our reporting obligations will place a significant strain on our management, operational and financial resources and systems for the foreseeable future and we may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, we identified weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to remediate these weaknesses and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Generally, if we continue to fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our common stock. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operation. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

- our market position and competitiveness in the content creation and social media platform market;

- our future profitability, overall financial condition, results of operations and cash flows; and

- economic, political and other conditions in the U.S. and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our stockholders.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our common stock for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our common stock as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Delaware General Corporation Law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our common stock will likely depend entirely upon any future price appreciation of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchase the common stock. You may not realize a return on your investment in our common stock and you may even lose your entire investment in our common stock.

Substantial future sales or perceived potential sales of our common stock in the public market could cause the price of our common stock to decline.

On January 27, 2025, we implemented a 1-for-20 reverse stock split of our issued and outstanding shares of common stock. As a result of the reverse stock split, every 20 shares of existing common stock were consolidated into one share, reducing the total number of issued shares from 52,808,589 to 2,640,429. All registered shares of common stock are freely transferable without restriction or additional registration under the Securities Act. Sales of common stock in the market by registered stockholders, or even the perception that such sales may occur, could cause a decline in the market price of our common stock and could have a material adverse effect on our business, financial condition, and results of operations.

Our certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation and our bylaws, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having jurisdiction over the subject matter and personal jurisdiction over the indispensable parties name as defendants therein, or (v) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision. The forum selection clause in our bylaws may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers, or employees, if any, which may discourage such lawsuits against us and our directors, officers, and employees, if any. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Inconsistencies in legal filings related to the reverse stock split, caused by former legal counsel, may expose the Company to compliance or reputational risks.

In connection with the reverse stock split approved by shareholders in 2024, the Company's former legal counsel drafted and filed documents that contained inconsistencies between the proxy disclosure and the Certificate of Amendment filed with the Delaware Secretary of State. These discrepancies were not the result of Company management and were addressed promptly upon discovery.

See "Reverse Stock Split and Legal Disclosure Clarification" under Management's Discussion and Analysis of Financial Condition and Results of Operations for additional details.

Item 1B.   Unresolved Staff Comments.

Not applicable.

Item 1C.   Cybersecurity

Risk Management and Strategy

We have an information security program designed to identify, protect, detect and respond to, and manage reasonably foreseeable cybersecurity risks and threats. To protect our information systems from cybersecurity threats, we utilize various security tools that help prevent, identify, escalate, investigate, resolve, and recover from identified vulnerabilities and security incidents in a reasonably timely manner. These include, but are not limited to, internal reporting and tools for monitoring and detecting cybersecurity threats.

We evaluate the risks associated with technology and cybersecurity threats and monitor our information systems for potential weaknesses. We review and test our information technology system on an as-needed basis and also utilize internal team personnel to evaluate and assess the efficacy of our information technology system and enhance our controls and procedures. The results of these assessments are reported to our Audit Committee and, from time to time, our Board of Directors.

There can be no assurances that our cybersecurity risk management program and processes, including our policies, controls, or procedures, will be fully implemented, complied with or are effective in protecting our systems and information.

As of the date of this report, we are not aware of any cybersecurity incidents, that have had a materially adverse effect on our operations, business, results of operations, or financial condition. Please refer to the "Risk Factors" in Part I, Item 1A of this Form 10-K for more information on risks posed by cybersecurity threats to the Company.

Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function. It has delegated oversight of cybersecurity and other information technology risks to the Audit Committee of the Board of Directors. The Audit Committee oversees the implementation of the cybersecurity risk management program.

The Audit Committee receives periodic reports from management on potential cybersecurity risks and threats. The Audit Committee reports to the full Board of Directors regarding its activities, including those related to cybersecurity. The full Board of Directors also receives briefings from management on the cybersecurity risk management program as needed.

Management is responsible for assessing and managing our material risks from cybersecurity threats. Management has primary responsibility for our overall cybersecurity risk management program and supervises both the internal cybersecurity personnel and external cybersecurity consultants.

The management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants; and alerts and reports produced by security tools deployed in the IT environment. Our cybersecurity incident response plan governs our assessment and response upon the occurrence of a material cybersecurity incident, including the process for informing senior management and our Board of Directors.

Item 2.   Properties.

The Company uses approximately 19,200 square feet of office space at the Seoul Marina free of charge.

Item 3.   Legal Proceedings.

As of December 31, 2024, the Company is not subject to any material pending legal proceedings or claims. Previously disclosed legal matters were associated with subsidiaries that have since been divested and no longer affect the Company's operations or financial position.

Item 4.   Mine Safety Disclosures.

Not applicable.

Item 5.   Market for Registrant's Ordinary Shares, Related Shareholder Matters, and Issuer Purchases of Equity Securities.

(a) Market Information

Our Class A Common Stock is listed on The Nasdaq Capital Market under the symbol "GITS." Trading commenced on August 1, 2023. On December 29, 2024, we changed our corporate name from Hanryu Holdings, Inc. to Global Interactive Technologies, Inc., and our Nasdaq ticker symbol was changed from "HRYU" to "GITS." On January 27, 2025, we effected a 1-for-20 reverse stock split of our Class A Common Stock. For additional information regarding the legal and procedural matters related to the reverse stock split, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Reverse Stock Split and Legal Disclosure Clarification

(b) Holders

As of December 31, 2024, we had 59 holders of record of our common stock based upon the records of our transfer agent, which do not include beneficial owners of common stock whose shares are held in the names of various securities brokers, dealers and registered clearing agencies.

(c) Dividends

We have not paid any cash dividends on our ordinary shares to date. The decision on whether to pay cash dividends on our common stock in the future will be made by our board of directors, at its discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant.

(d) Securities Authorized for Issuance Under Equity Compensation Plans.

None.

(e) Recent Sales of Unregistered Securities

None.

(f) Purchases of Equity Securities by the Issuer and Affiliated Purchasers

See Item 11.

Item 6.   Reserved.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read this discussion and analysis together with our audited financial statements, the notes to such statements, and the other financial information included in this Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled "Risk Factors" and elsewhere in this Form 10-K, our actual results may differ materially from those anticipated in these forward-looking statements. See "Cautionary Statements Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks, and assumptions associated with these statements.

Overview

The Company also implemented significant leadership changes and board realignment aimed at improving governance and execution. A new management team with deeper public company experience was appointed, and the workforce was streamlined by transitioning core functions to outsourced development and operational support, significantly reducing capital expenditure while enhancing operational flexibility.

Liquidity remained constrained during the year, driven by negative operating cash flow and continued investment in the FANING platform. As of December 31, 2024, the Company had current assets of $2,987 and current liabilities of $668,339, resulting in an accumulated deficit of $37,901,301. These conditions raise substantial doubt about the Company's ability to continue as a going concern. To support its turnaround efforts, the Company plans to raise new capital through equity financing and borrowing and expects revenue growth and cost efficiency to improve following the release of the upgraded FANING platform in 2025.

Refer to the subsequent sections of this Item 7 for a detailed discussion of our results of operations, liquidity and capital resources, and financial condition.

Results of Operations

The Company's consolidated statements of operations for the years ended December 31, 2024 and 2023 are as follows.

GLOBAL INTERACTIVE TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Sales	$ —	$ —
Cost of Revenue	—	—
Gross profit	—	—
Operating cost and expenses	(888,363)	(2,005,925)
Loss from operations	(888,363)	(2,005,925)
OTHER INCOME (EXPENSE):		
Impairment loss on intangible assets	(94,264)	—
Gain on disposal of subsidiary	12,400,373	—
Loss on disposal of tangible assets	(23,937)	—
Interest income (expense), net	(1,181)	32
Gain on foreign currency transactions	3,617	154,561
Bad-debt expense of other assets	(16,179,823)	—
Other expense, net	(73)	—
Net other (expense)/income	(3,895,288)	154,593
Net Loss from continuing operations before taxes	(4,783,651)	(1,851,332)
Income tax expense	—	—
Net loss from continuing operations	(4,783,651)	(1,851,332)
Discontinued operations:		
Loss from discontinued operations	(1,388,318)	(7,556,303)
Income tax benefit	—	—
Loss from discontinued operation	(1,388,318)	(7,556,303)
Net Loss	(6,171,969)	(9,407,635)
Less net loss attributable to non-controlling interest	—	(121,725)
Net Loss attributable to equity holders of the Company	(6,171,969)	(9,285,910)
Net Loss	(6,171,969)	(9,407,635)
Basic net loss per share:		
Loss from continuing operations	(1.81)	(0.73)
Loss from discontinued operations	(0.53)	(2.99)
Total basic net loss per share	(2.34)	(3.68)
Diluted net loss per share		
Loss from continuing operations	(1.81)	(0.73)
Loss from discontinued operations	(0.53)	(2.99)
Total diluted net loss per share	(2.34)	(3.68)
Weighted average number of common shares outstanding:		
Basic and Diluted	2,640,429	2,525,171

During the fiscal year ended December 31, 2024, the Company underwent a year of restructuring, including the replacement of management that had been operating the Company ineffectively and the divestiture of financially distressed subsidiaries. As a result, no revenue was generated during the year ended December 31, 2024. Furthermore, for the comparative period ended December 31, 2023, revenue has been reclassified as discontinued operations following the divestiture of the three subsidiaries in 2024, and thus there is no revenue from continuing operations. For reference, revenue from discontinued operations amounted to $196 in 2024 and $827,489 in 2023.

Selling, general, and administrative expenses related to continuing operations decreased by 56% to $888,363 in 2024, compared to $2,005,925 in 2023, due to workforce reductions and the sale of subsidiaries. In addition, selling, general, and administrative expenses related to discontinued operations significantly decreased to $1,489,006 in 2024 from $10,483,401 in 2023.

The subsidiaries sold in 2024 — Hanryu Bank Co., Ltd., FNS Co., Ltd., and Marin Island Co., Ltd. — have been reclassified as discontinued operations and reflected as such in the financial statements.

The Company expects that its financial structure will improve starting in 2025, driven by the launch of the upgraded, user-centric FANING platform and enhanced cost efficiency from the 2024 restructuring efforts. The new management team is committed to securing long-term sustainability by expanding the user base, diversifying revenue streams, and maintaining tight cost controls.

Liquidity and Capital Resources

The Company's balance sheets as of December 31, 2024 and 2023 are as follows.

GLOBAL INTERACTIVE TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2024 and December 31, 2023

	December 31, 2024	December 31, 2023
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 2,352	$ 69,688
Short-term loans receivable	338	131,080
Non-trade receivables	297	—
Prepaid expenses and other receivable	—	748
Current assets, discontinued operations	—	20,219,410
Total current assets	2,987	20,420,926
PROPERTY PLANT AND EQUIPMENT, NET	2,656	124,030
INTANGIBLE ASSETS, NET	4,940,000	—
OPERATING LEASE RIGHT-OF-USE ASSET	1,458,780	—
Total Assets	$ 6,404,423	$ 20,544,956
LIABILITIES AND STOCKHOLDER'S DEFICIT		
CURRENT LIABILITIES:		
Short-term loans payable	$ 20,436	$ —
Short-term loans payable from related parties	349,607	—
Non-trade accounts payable	290,917	—
Accrued expenses and other current liabilities	7,379	—
Current liabilities, discontinued operations	—	7,476,491
Total current liabilities	668,339	7,476,491
Total Liabilities	668,339	7,476,491
Commitments and contingencies (Note 16)		
STOCKHOLDER'S DEFICIT:		
Common Stock, $0.02 par value		
Authorized 110,000,000 (common:100,000,000, preferred:10,000,000) shares; Issued and outstanding 2,640,429 common shares and 2,640,429 common shares as of December 31, 2024 and December 31, 2023*	52,809	52,809
Additional paid-in capital*	44,251,046	51,415,476
Accumulated deficit	(37,901,301)	(38,893,762)
Accumulated other comprehensive income	(666,470)	493,942
Equity(Deficit) attributable to equity holder of the Company	5,736,084	13,068,465
Total Stockholders' Equity	5,736,084	13,068,465
Total Liabilities and Stockholders' Equity	$ 6,404,423	$ 20,544,956

The Company's liquidity position remained severely constrained throughout 2024. As of December 31, 2024, from continuing operations, the Company reported cash and cash equivalents of $2,352 and total current assets of $2,987, compared to $69,688 and $201,516, respectively, as of December 31, 2023. This sharp decline reflects the depletion of cash reserves due to operational restructuring, platform development efforts, and the absence of revenue.

Total current liabilities increased to $668,339 as of December 31, 2024, from $0 as of December 31, 2023 (from continuing operations), primarily due to accrued professional fees and other operating expenses. As a result, the Company's working capital deficit widened, underscoring the urgency of its capital-raising efforts.

In response, management initiated actions to secure additional funding through equity issuances and potential debt financing. In early 2025, the Company also executed a reverse stock split to maintain its Nasdaq listing and enhance its appeal to institutional investors.

To conserve capital, the Company adopted a leaner operational model by outsourcing key development and administrative functions to third-party providers. These cost-saving measures are expected to support near-term cash flow stabilization.

The Company's ability to continue as a going concern depends on its success in raising additional capital and executing its platform monetization strategies. Management believes that the launch of the upgraded FANING platform and recent operational realignments provide a foundation for improved performance beginning in 2025.

Financial Condition and Going Concern

As of December 31, 2024, the Company's financial condition reflected a continued working capital deficiency, a significant accumulated deficit, and ongoing operating losses. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year from the issuance date of the financial statements.

In evaluating the Company's ability to continue as a going concern, management considered its current cash position, projected operating expenditures, and anticipated financing activities. Management is actively pursuing financing alternatives and has taken steps to reduce operating costs, including the divestiture of non-core subsidiaries and implementation of an outsourced operational model.

While there can be no assurance that sufficient funding will be secured in a timely manner, the Company believes its improved governance structure, upgraded FANING platform, and streamlined business focus enhance its ability to attract investment and commercial partnerships.

Management will continue to monitor liquidity closely and adjust operational plans as needed to conserve resources while maintaining progress toward its strategic objectives.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, as well as related disclosures.

Significant accounting estimates and judgments include:

- Classification and presentation of discontinued operations resulting from the divestiture of subsidiaries.

- Assessment of going concern and the recoverability of assets and obligations.

- Allocation of shared operating expenses and liabilities between continuing and discontinued operations.

- Potential impairment of intangible assets related to platform development.

Management regularly reviews its estimates and assumptions, which are based on historical experience and other relevant factors, including the current economic environment. Actual results may differ materially from these estimates. Any material changes in assumptions could have a significant impact on our financial statements.

FANING is a fandom-centered platform designed to deliver an all-in-one ecosystem that enriches the fan experience through content, community, commerce, and creativity. The platform is available in 17 languages and supports real-time multilingual translation, enabling global fan engagement. Users can consume K-culture content, interact socially, and monetize creative work, including fan art, webtoons, and merchandise.

The platform's monetization strategy includes:

- Direct revenue from advertising, digital content, and commerce

- Commissions on user-to-user transactions, including gifts, stickers, translation matching, and creator content

As of December 31, 2024, FANING had over 26.6 million registered users globally. The platform is positioned to capitalize on the global rise in K-Culture fandom, now exceeding 229 million fans in 119 countries.

The Company uses the following Key Performance Indicators (KPIs) to monitor platform performance

Key Performance Indicators ("KPIs")

In addition to the measures presented in our consolidated financial statements, our management regularly monitors certain KPIs for our business. The KPIs used by the Company are: (1) user base; (2) monthly active users; (3) average revenue per user; and (4) user acquisition cost ("*UAC*").

User Base

User base is defined by the Company as all registered users, regardless of the frequency they access the FANING platform.

2024 average user base: **~26.6 million**

Monthly Active User Accounts ("MAUs")

MAUs is defined by the Company as unique user accounts that access the FANING app during the prior 30 days of the period. The number of MAUs does not correspond to the number of unique individuals who actively utilize the FANING platform or the number of devices associated with an account. For example, a single account may be used by more than one individual, such as a family, and one account may use multiple devices. We believe that the number of MAUs is a relevant measure to gauge the size of our user base and the opportunity to increase the FANING platform's revenue and gross profit. The table below sets forth the number of users compared to MAUs, and the respective percentage of MAUs to the entire FANING user base. The number of MAUs grew significantly in 2022, but both the number of MAUs and their ratio to the user base did not increase following the year ended December 31, 2023. This is because the Company focused on R&D and infrastructure investments to stabilize and monetize the FANING app. It is also due to a reduction in the Company's marketing budget; however, the Company expects that the number of MAUs and the percentage of MAUs to user base will increase once the company has more capital and is able to increase marketing spend and invest in more technological developments.

	24-Jan	24-Feb	24-Mar	24-Apr	24-May	24-Jun	24-Jul	24-Aug	24-Sep	24-Oct	24-Nov	24-Dec
User Base	26,698,810	26,545,310	26,570,423	26,615,003	26,651,734	26,651,331	26,612,491	26,662,825	26,412,013	26,415,256	26,452,013	26,471,290
MAU	627,689	745,716	645,632	847,716	925,882	792,716	824,012	814,527	745,716	795,159	725,026	635,613
%	2.35%	2.81%	2.43%	3.18%	3.47%	2.97%	3.10%	3.08%	2.82%	3.01%	2.74%	2.40%

Average Revenue Per User ("ARPU")

We use ARPU to evaluate and monitor the amount of revenue generated by FANING platform users and analyze growth patterns. ARPU is defined as total revenue generated from the FANING platform during the period, divided by the average of the number of MAUs at the beginning and end. The average number of MAUs, for purposes of our calculation, is the sum of MAUs for the first month of a year and the MAUs for the last month of the same year divided by two. We measure progress in our platform using ARPU because it helps us understand the rate at which we are monetizing our user base.

We believe ARPU is useful to investors in evaluating our operating performance and, more specifically, evaluating the monetization of the FANING platform. ARPU and similar measures with similar titles are common measures used by investors, analysts and peers to compare performance in our industry, although our measure of ARPU may not be directly comparable to similarly titled measures reported by other companies.

ARPU was zero for the years ended December 31, 2023 and 2024, consistent with the Company's pre-monetization development phase. ARPU will remain a key performance indicator as FANING's monetization strategies launch in 2025. Management expects future growth to be driven by organic user expansion, improved marketing efficiency, and the commercial rollout of the upgraded FANING platform beginning in April 2025.

User Acquisition Cost ("UAC")

UAC is the total cost to acquire a new user, and is calculated by dividing sales and marketing expense by the number of new users. The Company believes UAC is important in understanding the Company's effectiveness at acquiring each of its users. UAC was $0.18 for the year ended December 31, 2024. and, for the year ended December 31, 2023 was $0.17 respectively. These efficiencies are expected to improve following the release of the upgraded FANING platform in April 2025.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk.

We are a smaller reporting company as defined in Item 10(f)(1) of Regulation S-K and are not required to provide the information otherwise required under this item.

Item 8.   Financial Statements and Supplementary Data.

The Financial Statements and Supplementary Data required by this Item 8 are incorporated by reference to information beginning on Page F-1 of this Form 10-K.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, our disclosure controls and procedures were ineffective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (a) is recorded, processed, summarized and reported within the time periods specified by Securities and Exchange Commission ("SEC") rules and forms and (b) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding any required disclosure.

Management has identified control deficiencies regarding inadequate accounting resources, the lack of segregation of duties and the need for a stronger internal control environment. Management of the Company believes that these material weaknesses are due to the small size of the Company's accounting staff. The small size of the Company's accounting outsourced staff may prevent adequate controls in the future due to the cost/benefit of such remediation.

To mitigate the current limited resources and limited employees, we rely heavily on direct management oversight of transactions, along with the use of external legal and accounting professionals. As we grow, we expect to increase our number of employees, which will enable us to implement adequate segregation of duties within the internal control framework.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to our financial statements may not be prevented or detected on a timely basis. In light of this material weakness, we performed additional analyses and procedures in order to conclude that our financial statements for the years ended December 31, 2024 and December 31, 2023 included in this Annual Report on Form 10-K were fairly stated in accordance with GAAP. Accordingly, management believes that despite our material weaknesses, our financial statements for the years ended December 31, 2024 and December 31, 2023 are fairly stated, in all material respects, in accordance with GAAP.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness, as of December 31, 2024, of our internal control over financial reporting based on the framework in 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to material weaknesses in our internal control over financial reporting described above.

Changes in Internal Control Over Financial Reporting

Except for the material weaknesses identified above, there were no other changes in our system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B.   Other Information.

Not Applicable.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

The following table sets forth certain information regarding our executive officers, directors and director nominees as of December 31, 2024.

Name	Age	Position
Executive Officers and Directors:		
Taehoon Kim	51	Chief Executive Officer
Juhyon Shin	51	Chief Financial Officer
David Gregg	62	Chief Communications Officer
John S. Morris	62	Director
Amy Shi	43	Director
Jay Hyong Woo	53	Director
Aram Ahn	56	Director
Larry Namer	76	Director

On February 26, 2024, the board of directors (the "Board") of Global Interactive Technologies, Inc. (the "Company") terminated the employment of Changhuyk Kang as the Chief Executive Officer of the Company for cause, effective immediately. On the same date, the Board appointed Taehoon Kim, who serves as the Chief Technology Officer and Vice President of the Company, as the interim Chief Executive Officer of the Company, effective immediately.

Background of Executive Officers and Directors

Taehoon Kim, age 51, Chief Executive Officer

Taehoon Kim was appointed as the Chief Technology Officer (CTO) and Vice President of Hanryu Holdings on June 1, 2022, and was later appointed as the interim Chief Executive Officer by the Board of Directors on February 26, 2024. Mr. Kim was the Founder of Rulemakr Inc. and served as CEO from June 2014 to May 2021. He also served as CEO at Webzen Mobile, Inc. from May 2012 to May 2014, as COO at Webzen, Inc. from September 2008 to April 2012, and as Director at NHN Games Corporation from August 2005 to August 2008. Mr. Kim earned a bachelor's degree in the Department of German Language Education in Seoul National University in February 1997 and received his MBA from Seoul National University in February 2014.

Juhyon Shin, age 51, Chief Financial Officer

Juhyon Shin has served as the Chief Financial Officer of the Company since May 2021. Prior to that, he served, in finance management roles at Centralinsight Co., Ltd., a KOSPI listed company, from January 2021 to May 2021 and at EQCELL Co., Ltd., a KOSDAQ listed company, from October 2019 to January 2021 Mr. Shin also served as the Chief Financial Officer of LUXL Co., Ltd, a KOSDAQ listed company, from June 2001 to October 2019. Mr. Shin earned a bachelor's degree in the Department of Business Administration from SeoHae University in North Jeonla, South Korea in February 1997.

David Gregg, age 62, Chief Communications Officer

David Gregg was appointed as Chief Communications Officer of the Company in January 2022. Mr. Gregg previously worked as a Social Enterprise Strategist, including as the Chief Executive Officer and co-founder of Socialwise, since 2013. Mr. Gregg earned a bachelor's degree in Communications from Brigham Young University in Rexburg, Idaho in July 1992.

John S. Morris, age 43, Director

John S. Morris was appointed as a director of the Company on February 14, 2022. Mr. Moris is the Chief Financial Officer for Metra Commuter Rail and a member of the Chicago Board of Directors for Cents Ability. He has served as the finance leader for Synchrony's Oil and Gas Programs from 2015 to 2021. Prior to that, Mr. Morris has served as the CFO for US Commercial Cards at J.P. Morgan from 2010 to 2014, as well as serving as the financial leader for programs including Best Buy and Yamaha at HSBC from 2007 to 2009. Mr. Morris is a Certified Public Accountant and earned a bachelor's degree in nuclear engineering from The United States Military Academy at West Point, MBA from Northwestern University's Kellogg School, and a Master's degree in science from University of Southern California's Viterbi School.

Mr. Morris was selected to be a director based on his background as a financial analysis executive with over 20 years of experience in the financial services industry.

Amy Shi, age 53, Director

Amy Shi brings over 20 years of experience in business development and relationship management across the banking, investment management, international trade, media, and technology industries. Currently based in Seoul as an independent management consultant, she focuses on driving growth for global media and tech firms. She made significant contributions to the Company as an independent consultant from October 2021 to April 2023. From May 2019 to August 2020, Ms. Shi worked as Vice President at HSBC, where she managed high-net-worth portfolios, and as AVP at JPMorgan Chase from August 2012 to May 2019 where her strategies led to significant business expansion. In the tech industry, she served in Partner Relations at Apple Inc. from 2016 to 2017 and as Account Executive at China Telecom from 2002 to 2005. She also has extensive experience in operations and management consulting, having served as Operations Manager at Bestview International from 2007 to 2010 and as Management Consultant at Phoenix Design from 2010 to 2012. Complementing her business acumen, Ms. Shi also has over a decade of experience as an actress and producer in Hollywood, where she developed expertise in content production and gained valuable insights into the global entertainment market. Fluent in English, Mandarin, and Korean, Ms. Shi holds dual bachelor's degrees in Computer Science and Marketing, as well as a Master's degree from Ohio State University.

We believe Ms. Shi's extensive background in banking, technology, and media, combined with her cross-industry management expertise and global perspective, qualifies her to serve on our board of directors.

Jay Hyong Woo, age 53, Director

Jay Hyong Woo was appointed as a director of the Company on February 14, 2022. Mr. Woo has served as the president of Epic Pro, Inc since November 2003. He also served as the Chief Executive Officer of CTK US from August 2017 to December 2021. Prior to that, Mr. Woo served as the President of Crossen, Inc, from August 2009 to March 2018. Mr. Woo earned a Bachelor of Arts in Hotel Management from the University of Nevada Las Vegas.

Mr. Woo was selected to be a director based on his extensive experience operating and advising businesses in a number of different industries. This will benefit the Company as we develop our business, and seek to expand the areas in which we operate.

Aram Ahn, age 56, Director

Aram Ahn was appointed as a director of the Company on February 14, 2022. Mr. Ahn has served as the Chief Executive Officer of Leverstone Financial Co, Inc. since February 2016. From January 2013 to October of 2015, Mr. Ahn managed the trading department at Maxberry T&I. Mr. Ahn earned a bachelor's degree in statistics from Korea University in Seoul, South Korea, and a Masters degree in the Department of Financial Law from Korea University in Seoul, South Korea.

Mr. Ahn was selected to be a director based on his extensive experience in the financial services industry.

Larry Namer, age 76, Director

Larry Namer founded E! Entertainment in July 1987 and served as President and Chairman of LJN Media from January 2003 to the present. Mr. Namer is a seasoned media entrepreneur and innovator with over 50 years of experience in the entertainment industry. He is best known for founding E! Entertainment Television, a network currently in 140 countries and valued at over five billion USD. Prior to that, Mr. Namer served as President of Company Communications from February 1989 to January 2023. Mr. Namer also served as Chairman of Steeplechase Media from January 1985 to December 2003. He has worked extensively in Russia until 2003 and then moved on to China where his company Metan continues bringing Western media to international audiences reaching over one billion Mandarin speakers. Mr. Namer earned a bachelor's degree in economics from Brooklyn College.

We believe Mr. Namer's extensive experience in the entertainment industry qualified him to serve on our board of directors.

Board Composition

Our Board currently consists of five members. Each of our directors will serve until our next annual meeting of stockholders or until his or her successor is elected and duly qualified. Our Board is authorized to appoint persons to the offices of Chair of the Board of Directors, Vice Chair of the Board of Directors, Chief Executive Officer, President, one or more Vice Presidents, Chief Financial Officer, Treasurer, one or more Assistant Treasurers, Secretary, one or more Assistant Secretaries, and such other officers as may be determined by the Board. The Board may also empower the Chief Executive Officer, or in absence of a Chief Executive Officer, the President, to appoint such other officers and agents as our business may require. Any number of offices can be held by the same person.

Audit Committee

Our audit committee, which is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is composed of John S. Morris, Jay Hyong Woo, and Larry Namer, each of whom is independent under Nasdaq Stock Market ("Nasdaq") Rule 5605(c)(2) and Rule 10A-3 under the Exchange Act.

The Board has determined that it has at least one "audit committee financial expert" serving on the Audit Committee. John S. Morris serves as the audit committee financial expert. Mr. Morris also serves as the Chairman of the Audit Committee.

Director Independence

Our Board has determined that four members of its board of directors qualify as independent directors in accordance with the rules of the Nasdaq Stock Market ("Nasdaq"). The director independence definition under the Nasdaq rule includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities and relationships as they may relate to us and our management.

There are no other family relationships among any of our directors or executive officers.

Role of Board in Risk Oversight Process

Our Board has responsibility for the oversight of the Company's risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business, and the steps we take to manage them. The risk oversight process includes receiving regular reports from Board committees and members of senior management to enable our Board to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk. Cybersecurity risk is a key consideration in our operational risk management capabilities. We are in the process of instituting a formal information security management program, which will be subject to oversight by, and reporting to, our Board. Given the nature of our operations and business, cybersecurity risk may manifest itself through various business activities and channels and is thus considered an enterprise-wide risk which is subject to control and monitoring at various levels of management throughout the business. Our Board will oversee and review reports on significant matters of corporate security, including cybersecurity. In addition, we maintain specific cyber insurance through our corporate insurance program, the adequacy of which is subject to review and oversight by our Board.

Our audit committee reviews information regarding liquidity and operations and oversees our management of financial risks. Periodically, our audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. Our compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. Matters of significant strategic risk are considered by our Board as a whole.

Board Committees and Independence

Our Board has established the following three standing committees: audit committee, compensation committee, and nominating and governance committee. Our Board has adopted written charters for each of these committees. We made each committee's charter available under the Corporate Governance section of our website at *https://gitechnologies.com*. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Report. All members of the Audit and Compensation Committees will meet the criteria for independence.

Board Diversity

Our nominating and governance committee will be responsible for reviewing with the Board, on an annual basis, the appropriate characteristics, skills and experience required for the Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and governance committee, in recommending candidates for election, and the Board, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

- personal and professional integrity, ethics and values;

- experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

- experience as a board member or executive officer of another publicly-held company;

- strong finance experience;

- diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

- diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

- experience relevant to our business industry and with relevant social policy concerns; and

- relevant academic expertise or other proficiency in an area of our business operations.

Our Board evaluates each individual in the context of the Board as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee, at any time, have been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers on our Board of Directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our employees, officers and directors. We made our Code of Business Conduct and Ethics available under the Corporate Governance section of our website at *https://gitechnologies.com*. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Report. We intend to disclose any future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of these provisions, on our website or in our filings with the SEC under the Exchange Act.

Limitation of Liability and Indemnification

Our Certificate of Incorporation ("*Charter*"), and our bylaws ("*Bylaws*") provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law ("*DGCL*"). In addition, the Charter provides that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

As permitted by the DGCL, we have entered into or plan to enter into separate indemnification agreements with each of our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insider Trading Policy

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities (the "Insider Trading Policy") that applies to all of the Company's directors, officers, employees and other covered persons identified within the Insider Trading Policy. The Company believes that the Insider Trading Policy is reasonably designed to promote compliance with applicable U.S. federal securities laws, rules and regulations, as well as Nasdaq listing standards applicable to the Company, relating to insider trading. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with applicable federal securities laws and Nasdaq listing requirements. The Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11.   Executive Compensation

We are an emerging growth company for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation table and an Outstanding Equity Awards at Fiscal Year End table, as well as limited narrative disclosures regarding executive compensation for our last two completed fiscal years. Further, our reporting obligations extend only to our "named executive officers," who are those individuals serving as our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year (the "*Named Executive Officers*").

We have identified Taehoon Kim and Juhyon Shin as our Named Executive Officers. Our Named Executive Officers for the fiscal year ending December 31, 2024 may change, as we may hire or appoint new executive officers.

For the fiscal years ended December 31, 2024 and December 31, 2023, compensation for NEO was as follows:

Name and principal position	Year	Compensation	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[1]	All Other Compensation ($)	Total ($)
Taehoon Kim	2024	Received	$ —	$ —	$ —	$ —	$ —	$ —
Chief Executive Officer		Accrued	$ 58,600	$ —	$ —	$ —	$ —	$ 58,600
Changhyuk Kang	2024	Received	$ —	$ —	$ —	$ —	$ —	$ —
Chief Executive Officer		Accrued	$ —	$ —	$ —	$ —	$ —	$ —
Juhyon Shin	2024	Received	$ 7,368	$ —	$ —	$ —	$ —	$ 7,368
Chief Financial Officer		Accrued	$ 44,000	$ —	$ —	$ —	$ —	$ 44,000
Taehoon Kim	2023	Received	$ —	$ —	$ —	$ —	$ —	$ —
Chief Executive Officer		Accrued	$ 75,000	$ —	$ —	$ —	$ —	$ 75,000
Changhyuk Kang	2023	Received	$ —	$ —		$ —	$ —	$ —
Chief Executive Officer		Accrued	$ 91,925	$ —	$ —	$ —	$ —	$ 91,925
Juhyon Shin	2023	Received	$ 58,736	$ —	$ —	$ —	$ —	$ 58,753
Chief Financial Officer		Accrued	$ 75,213	$ —	$ —	$ —	$ —	$ 75,213

(1) This column represents the grant date fair value calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation — Stock Compensation ("*ASC 718*"). These amounts do not represent the actual value, if any, that may be realized by the Named Executive Officers.

(2) Accrued and unpaid salary expenses which were recorded for the years ended December 31, 2024 and December 31, 2023 will be paid and was paid during the year of 2024 and 2023.

(3) Changhyuk Kang was removed from his position as CEO by the board of directors of Global Interactive Technologies, Inc. (the "Company") on February 26, 2024.

Elements of Compensation

Our executive compensation program consisted of the following components of compensation in 2024 and 2023:

Base Salary

Each of our executive officers receives a base salary for the expertise, skills, knowledge and experience he or she offers to our management team. The base salary of each of our executive officers is re-evaluated annually, and may be adjusted to reflect:

• the nature, responsibilities, and duties of the officer's position;

• the officer's expertise, demonstrated leadership ability, and prior performance;

• the officer's salary history and total compensation, including annual equity incentive awards; and

• the competitiveness of the officer's base salary.

Equity Incentive Awards

Moving forward, we believe that to attract and retain management, key employees and non-management directors, the compensation paid to these persons should include, in addition to base salary, annual equity incentives. Our Compensation committee will determine the amount and terms of equity-based compensation granted to each individual. In determining whether to grant certain equity awards to our executive officers, the Compensation Committee will assess the level of the executive officer's achievement of meeting individual goals, as well as the executive officer's contribution towards goals of the Company. Whenever possible, equity incentive awards will be granted under our equity incentive plan, described below.

Employment Agreements and Potential Payments upon Termination or Change of Control

On June 1, 2022, Taehoon Kim entered into an employment agreement to serve as Chief Technology Officer (CTO) and Vice President. He was subsequently appointed as the Interim Chief Executive Officer by the Board of Directors on February 26, 2024. Effective April 1, 2024, he will receive an annual base salary of $58,600 under a one-year term commencing March 1, 2024. His salary was initially determined in Korean Won and converted to USD at an exchange rate of 1,450 KRW to $1.00.

On May 3, 2021, Juhyon Shin entered into an employment agreement to serve as Chief Financial Officer (CFO). Effective April 1, 2024, he will receive an annual base salary of $44,000 under a one-year term beginning on April 1, 2024. His salary was initially determined in Korean Won and converted to USD at an exchange rate of 1,450 KRW to $1.00.

On January 1, 2022, entered into an employment agreement with David Gregg, the Company's Chief Communications Officer (CCO). This agreement provides for a monthly base salary of $5,000 under a one-year term beginning April 1, 2023.

On February 26, 2024, the Company's Board terminated the employment of Changhuyk Kang as the Chief Executive Officer of the Company for cause, effective immediately. On the same date, the Board appointed Taehoon Kim, who served as the Chief Technology Officer and Vice President of the Company, as the interim Chief Executive Officer of the Company, effective immediately.

None of the aforementioned employment agreements require any payments beyond salary already earned in the event of the executive's termination or a change in control.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding stock option awards, or other equity-based awards, held by any of the Named Executive Officers as of December 31, 2024.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary of the securities authorized for issuance under our equity compensation plans as of December 31, 2024

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2022 Omnibus Equity Incentive Plan	—	$ —	1,500,000
Equity compensation plans not approved by security holders	—	—	—
Total	—	$ —	1,500,000

Stock Option and Incentive Plan

Global Interactive Technologies, Inc. (Former: Hanryu Holdings, Inc) 2022 Omnibus Equity Incentive Plan

Our Board unanimously approved the *Global Interactive Technologies, Inc.(Former : Hanryu Holdings, Inc)*. 2022 Omnibus Equity Incentive Plan (the "*Plan*") on February 14, 2022. The maximum number of shares of common stock issuable under the Plan is currently 1.5 million shares, subject to adjustments for stock, stock dividends or other similar changes in our common stock or our capital structure.

Our Plan provides for the grant of (a) Incentive Stock Options (within the meaning of Section 422 of the Code) to our full-time employees ("*Employees*"), subject to the requirements of Section 422(c)(6) where an Employee owns 10% or more of our voting stock outstanding; (b) Non-Qualified Options (together with Incentive Stock Options, "*Options*"); (c) stock awards; and (d) performance shares to any individual who is (i) an Employee, (ii) a member of our Board, or (iii) an independent contractor who provides services for the Company.

Plan Administration

Pursuant to the Plan, our Board has delegated the authority to administer the Plan to the Board's Compensation Committee (the "*Committee*"). Subject to the provisions of our Plan, the Committee has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The Committee also has the authority to amend, modify, extend renew or terminate outstanding Options, or may accept the cancellation of outstanding Options, whether or not granted under the Plan, in return for the grant of new Options at the same or a different price. Additionally, the Committee may shorten the vesting period, extend the exercise period, remove any or all restrictions or convert an Incentive Option to a Non-Qualified Option, if, at its sole discretion, it determines that such action is in the best interest of the Company; *provided, however,* that any modification made to outstanding Options requires the prior consent of the holder(s) of such Options, unless the Committee determines that the action would not materially and adversely affect such holder(s).

Incentive Stock Options

The exercise price of Incentive Stock Options granted under our Plan must at least be equal to 100% of the fair market value of our common stock on the date of grant. The term of an Incentive Stock Option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

Non-Qualified Stock Options

The exercise price of Non-Qualified Options granted under our Plan must at least be equal to 85% of the fair market value of our common stock on the date of grant. The term of a Non-Qualified Stock Option may not exceed ten years.

Stock Awards or Sales

Eligible individuals may be issued shares of common stock directly, upon the attainment of performance milestones or the completion of a specified period of service or as a bonus for past services. The purchase price for the shares shall not be less than 100% of the fair market value of the shares on the date of issuance, and payment may be in the form of cash or past services rendered. Eligible individuals shall have no stockholder rights with respect to any unvested restricted shares or restricted share units issued to them under the stock award or sales program, however, eligible individuals shall have the right to receive any regular cash dividends paid on such shares.

Termination of Relationship

Except as the Committee may otherwise determine with respect to a Non-Qualified Stock Option, if the holder of an Option ceases to have a Relationship (as defined in the Plan) with the Company for any reason other than death or permanent disability, any Options granted to him shall terminate 90 days from the date on which such Relationship terminates; *provided, however*, that no Option may be exercised or claimed by the holder of an Option following the termination of his Relationship for Cause (as defined in the Plan). In the event that the Relationship terminates as a result of the death or permanent disability of the Option holder, any Options granted to him shall terminate one year from the date of his death or termination due to permanent disability. In no event may an option be exercised later than the expiration of its term.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Plan, the administrator will adjust the number and class of shares available for future grants under the Plan, the exercise price of outstanding Options, the number of shares covered by each outstanding award, or the purchase price of each outstanding award.

Reorganization

In the event we are a party to a merger or other corporate reorganization, all outstanding Options shall be subject to the agreement of merger or reorganization. Such agreement may provide for the assumption of the outstanding Options by the surviving corporation or its parent or for their continuation by the Company (if the Company is a surviving corporation); *provided, however*, that if the assumption or continuation is not [provided by/used in] such agreement, then the Committee, in its sole discretion, shall have the option of offering the payment of a cash settlement equal to the difference between the amount to be paid for one share under the agreement and the exercise price.

Change of Control

Under the Plan, a Change of Control is generally defined as: (i) the sale of all or substantially all of the assets of the Company, or (ii) any merger, consolidation or acquisition of the Company with, by or into another corporation, entity or third party, the result of which is a change in the ownership of more than 50% of the voting capital stock of the Company.

In the event of a Change of Control, all restrictions on all awards or sales of shares will accelerate and vesting on all unexercised and unvested Options will occur on the Change of Control date.

Policies and Practices Related to the Grant of Certain Equity Awards

Neither the Board nor the compensation committee takes material nonpublic information into account when determining the timing or terms of equity awards, including with respect to options, nor do we time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. Equity awards may be granted at other times during the year to newly hired or promoted employees, and in other special circumstances. In 2024, we did not grant any stock options, stock appreciation rights, or similar option-like instruments.

Director Compensation

Each of our non-employee directors are entitled to receive a monthly retainer of $3,000 for serving on the Board, which fee may be paid either in cash, options or shares of common stock. As of December 31, 2024, we have paid no compensation to non-employee directors.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table sets forth certain information known to us regarding beneficial ownership of our Common Stock as of April 15, 2025(the most recent practicable date) for (i) each of our executive officers and directors individually, (ii) all of our executive officers and directors as a group, and (iii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our capital stock. The percentage of beneficial ownership in the table below is based on 2,640,429 shares of common stock deemed to be outstanding after the reverse stock split on January 27, 2025.

Name, address and title of beneficial owner[(1)]	Shares of Common Stock	Total Number of Shares Beneficially Owned	Percentage of Voting Common Stock Outstanding[(2)]
Officers and Directors			
Taehoon Kim			
Chief Executive Officer...............................	7,500	7,500	0.28%
Changhyuk Kang			
(Former) Chief Executive Officer......................	70,000	70,000	2.65%
Ju-Hyon Shin			
Chief Financial Officer...............................	5,000	5,000	0.19%
David Gregg			
Chief Communications Officer.........................	—	—	—
John S. Morris			
Director...	—	—	—
Aram Ahn			
Director...	—	—	—
Shi Amy			
Director...	19,340	19,340	0.73%
Jay Hyong Woo			
Director...	—	—	—
Larry Namer			
Director...	—	—	—
Executive Officers and Directors as a Group (9 persons) . . .	**101,840**	**101,840**	**3.85%**
Greater than 5% Stockholders			
Hangmuk Shin and his related parties			
(Seoul, Republic of Korea)...........................	346,793	346,793	13.13%
Si Young Jang			
(Seoul, Republic of Korea)...........................	145,000	145,000	5.49%

---

*   Less than 1.0%

(1)   Unless otherwise indicated, the business address for each of the executive officers and directors is c/o Global Interactive Technologies, Inc., 160, Yeouiseo-ro, Yeongdeungpo-gu, Seoul, Republic of Korea 07231.

(2)   Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership by that person, shares of voting common stock subject to outstanding rights to acquire shares of voting common stock held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares are not deemed outstanding for the purpose of computing the percentage of ownership by any other person.

Securities Authorized for Issuance under Equity Compensation Plans

See Item 11.

Changes in Control

None.

Item 13.   Certain Relationships and Related Transactions, and Director Independence Certain Relationships and Related Transactions

The Company is affiliated with several individuals that have common ownership, and transacts a portion of its business with related parties.

"Short-Term Loan Payables"

	December 31, 2024	December 31, 2023
Jaeman Lee, July 1, 2024 through December 23, 2024	$ 255,286	$ —
Hangmuk Shin, July 1, 2024 through December 23, 2024	$ 94,321	—
Aram Ahn, 2024 and April 2024	—	—
Total	$ 349,607	—

Jaeman lee

- On July 1, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 100,000,000 (USD 68,027), and the maturity date is June 30, 2025. The principal and interest will be repaid at maturity.

- On July 8, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 50,000,000 (USD 34,014), and the maturity date is July 7, 2025. The principal and interest will be repaid at maturity.

- On September 23, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 1,015,000 (USD 691), and the maturity date is September 22, 2025. The principal and interest will be repaid at maturity.

- On September 27, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 100,000,000 (USD 68,027), and the maturity date is September 26, 2025. The principal and interest will be repaid at maturity.

- On October 14, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 50,000,000 (USD 34,014), and the maturity date is October 13, 2025. The principal and interest will be repaid at maturity.

- On October 25, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 4,026,400 (USD 2,739), and the maturity date is October 24, 2025. The principal and interest will be repaid at maturity.

- On October 29, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 5,500,000 (USD 3,742), and the maturity date is October 28, 2025. The principal and interest will be repaid at maturity.

- On November 13, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at a 0% annual interest rate. The principal amount of the loan was KRW 19,655,025 (USD 13,371), and the maturity date is November 12, 2025. The principal will be repaid at maturity.

- On November 20, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 5,000,000 (USD 3,401), and the maturity date is November 19, 2025. The principal and interest will be repaid at maturity.

- On November 26, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 73,800 (USD 50), and the maturity date is November 25, 2025. The principal and interest will be repaid at maturity.

- On December 4, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at a 0% annual interest rate. The principal amount of the loan was KRW 1,000,000 (USD 680), and the maturity date is December 3, 2025. The principal will be repaid at maturity.

- On December 20, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 19,000,000 (USD 12,925), and the maturity date is December 19, 2025. The principal and interest will be repaid at maturity.

- On December 23, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 20,000,000 (USD 13,605), and the maturity date is December 22, 2025. The principal and interest will be repaid at maturity.

Hangmuk Shin

- On July 1, 2024, the Company entered into a short-term borrowing agreement with its largest shareholder, Hangmuk Shin, at an interest rate of 4.6%. The principal amount of the loan was KRW 110,000,000 (USD $74,830), and the maturity date is June 30, 2025. The principal and interest will be repaid at maturity.

- On July 2, 2024, the Company repaid KRW 1,000,000 (USD $680) of the loan to Hangmuk Shin.

- On July 5, 2024, the Company entered into another short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 300,000 (USD $204), and the maturity date is July 4, 2025. The principal and interest will be repaid at maturity.

- On September 13, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 10,000 (USD $7), and the maturity date is September 12, 2025. The principal and interest will be repaid at maturity.

- On October 14, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 30,000,000 (USD $20,408), and the maturity date is October 13, 2025. The principal and interest will be repaid at maturity.

- On October 29, 2024, the Company repaid KRW 3,000,000 (USD $2,041) of the loan to Hangmuk Shin.

- On October 31, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 1,000,000 (USD $680), and the maturity date is October 30, 2025. The principal and interest will be repaid at maturity.

- On November 2, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 50,000 (USD $34), and the maturity date is November 1, 2025. The principal and interest will be repaid at maturity.

- On November 22, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 150,000 (USD $102), and the maturity date is November 21, 2025. The principal and interest will be repaid at maturity.

- On December 13, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 500,500 (USD $340), and the maturity date is December 12, 2025. The principal and interest will be repaid at maturity.

- On December 17, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 658,000 (USD $448), and the maturity date is December 16, 2025. The principal and interest will be repaid at maturity.

- On December 23, 2024, the Company repaid KRW 16,763 (USD $11) of the loan to Hangmuk Shin.

Aram Ahn

On June 26, 2024, the Company entered into a short-term borrowing agreement with outside director Aram Ahn at an interest rate of 0%, and the loan amount of $400 was repaid on September 27, 2024.

Item 14.   Principal Accountant Fees and Services.

We have appointed One Stop Assurance PAC ("ONESTOP") to serve as our independent registered public accounting firm for the fiscal years ending December 31, 2024 and December 31, 2023.

Fees Billed to the Company in fiscal year 2024 and 2023

The following table sets forth the fees billed to us by our principal auditor, ONESTOP, professional services rendered for the during the fiscal years ended December 31, 2024 and December 2023:

	December 31, 2024	December 31, 2023
Audit fees[1]	$ 180,000	$ 230,000
Audit related fees[2]	9,000	11,500
Tax fees[3]	—	—
All other fees	—	—
Total	189,000	241,500

The following table sets forth the fees billed to us by our BF Borgers, PC, BFB, professional services rendered for the during the fiscal years ended December 31, 2024 and December 2023:

	December 31, 2024	December 31, 2023
Audit fees[1]	$ —	$ 50,000
Audit related fees[2]	—	5,000
Total	—	55,000

(1)   Audit Fees — Audit fees consist of fees billed for the audit of our annual financial statements and the review of the interim consolidated financial statements.

(2)   Audit-Related Fees — These consisted principally of the aggregate fees related to audits that are not included Audit Fees.

(3)   Tax Fees — Tax fees consist of aggregate fees for tax compliance and tax advice, including the review and preparation of our various jurisdictions' income tax returns.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Except as described below, there have been no changes in or disagreements with accountants on accounting and financial disclosure.

On January 4, 2024, Global Interactive Technologies, Inc (Former: Hanryu Holdings, Inc (the "*Company*")) retained ONESTOP as its independent registered public accounting firm for the fiscal year ending December 31, 2023.

On May 11, 2024, the Company retained ONESTOP as its independent registered public accounting firm for the fiscal year ending December 31, 2022 since the previous independent public accounting firm for the fiscal year ending December 31, 2022, BFB, is not currently permitted to appear or practice before the SEC for reasons described in the SEC's Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the SEC's Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated May 3, 2024. BFB's audit reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. There have been no "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) and no "reportable event" occurred (as that term is defined in Item 304(a)(1)(v) of Regulation S-K during the fiscal years ended December 31, 2022 and the subsequent interim periods up to the date between the Company and BFB on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of BFB, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company's financial statements for those periods.

Pre-Approval Policy

Our Audit Committee has the authority to appoint or replace our independent registered public accounting firm (subject, if applicable, to stockholder ratification). Our Audit Committee is also responsible for the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent registered public accounting firm was engaged by, and reports directly to, our Audit Committee.

Our Audit Committee pre-approves all audit services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent registered public accounting firm, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act and Rule 2-01(c)(7)(i)(C) of Regulation S-X, provided that all such excepted services are subsequently approved prior to the completion of the audit. We have complied with the procedures set forth above, and our Audit Committee has otherwise complied with the provisions of its charter.

PART IV

Item 15.   Exhibit and Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

(1) Financial Statements

(2) Financial Statements Schedule

All financial statement schedules are omitted because they are not applicable or the amounts are immaterial and not required, or the required information is presented in the financial statements and notes beginning on F-1 on this Report.

(3) Exhibits

We hereby file as part of this Report the exhibits listed in the attached Exhibit Index. Exhibits which are incorporated herein by reference are available on the SEC website at *www.sec.gov.*

Item 16.   Form 10-K Summary.

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Global Interactive Technologies, Inc. (formerly as "Hanryu Holdings, Inc.")

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Interactive Technologies, Inc. (formerly as "Hanryu Holdings, Inc.") and its subsidiaries ("the Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, has a working capital deficiency, these factors raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company's auditor since 2023.

Singapore
April 29, 2025

GLOBAL INTERACTIVE TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2024 and December 31, 2023

	December 31, 2024	December 31, 2023
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 2,352	$ 69,688
Short-term loans receivable	338	131,080
Non-trade receivables	297	—
Prepaid expenses and other receivable	—	748
Current assets, discontinued operations	—	20,219,410
Total current assets	2,987	20,420,926
PROPERTY PLANT AND EQUIPMENT, NET	2,656	124,030
INTANGIBLE ASSETS, NET	4,940,000	—
OPERATING LEASE RIGHT-OF-USE ASSET	1,458,780	—
Total Assets	$ 6,404,423	$ 20,544,956
LIABILITIES AND STOCKHOLDER'S DEFICIT		
CURRENT LIABILITIES:		
Short-term loans payable	$ 20,436	$ —
Short-term loans payable from related parties	349,607	—
Non-trade accounts payable	290,917	—
Accrued expenses and other current liabilities	7,379	—
Current liabilities, discontinued operations	—	7,476,491
Total current liabilities	668,339	7,476,491
Total Liabilities	668,339	7,476,491
Commitments and contingencies (Note 16)		
STOCKHOLDER'SDEFICIT:		
Common Stock, $0.02 par value		
Authorized 110,000,000 (common:100,000,000, preferred:10,000,000) shares; Issued and outstanding 2,640,429 common shares and 2,640,429 common shares as of December 31, 2024 and December 31, 2023*	52,809	52,809
Additional paid-in capital*	44,251,046	51,415,476
Accumulated deficit	(37,901,301)	(38,893,762)
Accumulated other comprehensive income	(666,470)	493,942
Equity attributable to equity holder of the Company	5,736,084	13,068,465
Total Stockholders' Equity	5,736,084	13,068,465
Total Liabilities and Stockholders' Equity	$ 6,404,423	$ 20,544,956

---

*   On January 27, 2025, the Company effected a 1-for-20 reverse stock split of its issued and outstanding common shares. As a result of the reverse stock split, every 20 shares of the Company's issued and outstanding common stock were combined into one share, reducing the total number of issued shares from 52,808,589 to 2,640,429.

The par value per share changed from $0.001 to $0.02. All share and per-share amounts in the accompanying consolidated financial statements and related notes have been retroactively adjusted to reflect the reverse stock split for all periods presented.

GLOBAL INTERACTIVE TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Sales	$ —	$ —
Cost of Revenue	—	—
Gross profit	—	—
Operating cost and expenses	(888,363)	(2,005,925)
Loss from operations	(888,363)	(2,005,925)
OTHER INCOME (EXPENSE):		
Impairment loss on intangible assets	(94,264)	—
Gain on disposal of subsidiary	12,400,373	—
Loss on disposal of tangible assets	(23,937)	—
Interest income (expense), net	(1,181)	32
Gain on foreign currency transactions	3,617	154,561
Bad-debt expense of other assets	(16,179,823)	—
Other expense, net	(73)	—
Net other (expense)/income	(3,895,288)	154,593
Net Loss from continuing operations before taxes	(4,783,651)	(1,851,332)
Income tax expense	—	—
Net loss from continuing operations	(4,783,651)	(1,851,332)
Discontinued operations:		
Loss from discontinued operations	(1,388,318)	(7,556,303)
Income tax benefit	—	—
Loss from discontinued operation	(1,388,318)	(7,556,303)
Net Loss	(6,171,969)	(9,407,635)
Less net loss attributable to non-controlling interest	—	(121,725)
Net Loss attributable to equity holders of the Company	(6,171,969)	(9,285,910)
Net Loss	(6,171,969)	(9,407,635)
Basic net loss per share:		
Loss from continuing operations	(1.81)	(0.73)
Loss from discontinued operations	(0.53)	(2.99)
Total basic net loss per share	(2.34)	(3.68)
Diluted net loss per share		
Loss from continuing operations	(1.81)	(0.73)
Loss from discontinued operations	(0.53)	(2.99)
Total diluted net loss per share	(2.34)	(3.68)
Weighted average number of common shares outstanding:		
Basic and Diluted	2,640,429	2,525,171

GLOBAL INTERACTIVE TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2024 and 2023

	Common Stock		Additional Paid-in and Other Capital	Accumulated Deficit	Accumulated other Comprehensive Gain (Loss)	Non-controlling interests	Total Stockholder's Equity (Deficit)
	Shares	Amount					
Balance at December 31, 2022*.	2,270,847	$45,417	27,578,666	$(29,607,852)	$ 879,420	$(236,166)	$ (1,340,515)
Issuance of common stock at $10.00 per share by private placement, net of issuance costs issuance . .	50,000	1,000	9,999,000	—	—	—	10,000,000
Issuance of common stock at $10.00 per share by initial public offering, net of issuance costs	43,866	877	7,707,140	—	—	—	7,708,017
Exercise of warrants at $1.27 per share by cash considerations, net of issuance costs	51,000	1,020	427,380	—	—	—	428,400
Exercise of warrants at $1.27 per share by cash considerations, net of issuance costs	209,244	4,185	5,310,624	—	—	—	5,314,809
Exercise of warrants at $1.27 per share by cash considerations, net of issuance costs	15,472	310	392,666	—	—	—	392,976
translation adjustment					(385,478)	357,891	(27,587)
Net loss	—	—	—	(9,285,910)	—	(121,725)	(9,407,635)
Balance at December 31, 2023.	2,640,429	$52,809	51,415,476	$(38,893,762)	$ 493,942	$ —	$ 13,068,465
Reclassification of APIC to Accumulated Deficit.	—	—	(7,164,430)	7,164,430	—	—	—
Currency translation adjustment.	—	—	—	—	(1,160,412)	—	(1,160,412)
Net loss	—	—	—	(6,171,969)	—	—	(6,171,969)
Balance at December 31, 2024.	2,640,429	$52,809	$44,251,046	$(37,901,301)	$ (666,470)	$ —	$ 5,736,084

On January 27, 2025, the Company completed a 1-for-20 reverse stock split of its issued and outstanding common shares. As a result, every 20 shares were combined into one share, reducing the total number of issued shares from 52,808,589 to 2,640,429. The par value per share was increased from $0.001 to $0.02. All share and per-share amounts in the accompanying consolidated financial statements and related notes have been retroactively adjusted to reflect the reverse stock split for all periods presented.

GLOBAL INTERACTIVE TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income(loss) from continuing operations.	$ (4,783,651)	$ (1,851,332)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	6,352	9,183
Gain on disposal of subsidiary	(12,400,373)	—
Bad-debt expense of other assets	16,179,823	—
Loss on disposal of tangible assets	23,937	—
Impairment loss on intangible assets	94,264	—
Changes in operating assets and liabilities:		
Non-trade receivable	2,170	—
Prepaid expenses and other current assets	(357)	(739)
Other assets	414,610	—
Accrued expenses and other current liabilities	6,812	—
Net cash used in operating activities of continuing operations.	(456,413)	(1,842,888)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Receipt from collection of short-term loan receivable	84,154	11,988
Payment for short-term loan receivable	(14,103)	(6,037,561)
Disposal of property and equipment	84,097	—
Purchase of property and equipment	—	(131,692)
Net cash provided by/(used in) investing activities of continuing operations.	154,148	(6,157,265)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short-term loan payable	10,264	505
Proceeds from short-term loan payable from related parties	364,172	—
Proceeds from exercising warrants	—	420,000
Net proceeds from IPO	—	7,708,016
Repayment of short-term loan payable	(2,933)	(505)
Repayment of short-term loan payable from related parties.	(3,351)	—
Net cash provided by financing activities of continuing operations.	368,152	8,128,016
Net change in cash – continued operations	65,887	127,863
Cash from discontinued operations:		
Net cash used in operating activities of discontinued operations	(1,222,364)	(13,851,297)
Net cash (used in) provided by investing activities of discontinued operations	(5,235,253)	2,161,641
Net cash (used in) provided by financing activities of discontinued operations	311,413	16,718,667
Net change in cash – discontinued operations	(6,146,204)	5,029,011
Cash beginning of the year – continued operations	69,688	8,343
Cash beginning of the year – discontinued operations	5,358,142	110,615
Beginning cash	5,427,830	118,958
Cash end of the year – continued operations	2,352	69,688
Cash end of the year – discontinued operations	1,408	5,358,142
Ending cash	3,760	5,427,830

GLOBAL INTERACTIVE TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows — (Continued)
For the Years December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,080,317)	5,156,874)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	656,247	151,998)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,427,830	118,958
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$ 3,760	$ 5,427,830
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash receipt (paid) for interest – all operations	$ 63	70,122)
Less Cash receipt for interest – discontinued operations	$ 63	4
Cash receipt (paid) for interest – continued operations	$ —	$ 70,118)
Cash receipt (paid) during the period for interest	$ 63	$ 70,122)
Supplemental disclosure of non-cash investing and financing activities:	—	—

GLOBAL INTERACTIVE TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2024 and 2023

	2024	2023
NET LOSS	$ (6,171,969)	$ (9,407,635)
Other comprehensive income (loss):		
Change in foreign currency translation adjustment	(1,160,412)	(385,478)
Change in foreign currency translation adjustment to attributable to noncontrolling interest	—	357,891
COMPREHENSIVE LOSS	$ (7,332,381)	$ (9,435,222)
Less: Comprehensive Income/(Loss) attributable to noncontrolling interest	—	(236,166)
Comprehensive Income(Loss) attributable to the Company	(7,332,381)	(9,199,056)

NOTE 1 — NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Business

Global Interactive Technologies, Inc. ("GITS") is a corporation incorporated in the State of Delaware, and in 2024, we acquired 100% ownership of our subsidiary, Faning Korea, LLC. We aim to become a leading company in the global Korean entertainment market, also known as "Hanryu" or "K-Culture," through our fan-participation-based social media platform, FANING. The FANING platform is an all-in-one global playground where fans around the world can consume, create, and get rewarded for content related to their interests, and connect with other like-minded fans.

Corporate History

Since the inception of Global Interactive Technologies, Inc in 2018, we have accomplished a number of key objectives, as follows:

Date	Event/Milestone
October 18, 2018	HBC is incorporated under the laws of the ROK with the idea of creating an all-in-one product to capture the growing global momentum and popularity of K-Culture.
October 29, 2020	HBC establishes FNS, and begins the initial stages of designing and implementing a platform that can create a fandom networking system.
March 11, 2021	HBC establishes Hanryu Times. Hanryu Times begins operations as HBC's media outlet, reporting on and providing up-to-date K-Culture news within the FANTOO platform, across a number of languages, including English, Japanese, Chinese (simplified/traditional), Indonesian, Spanish, Russian, and Portuguese.
March 31, 2021	HBC consummates an agreement and plan of merger (the "*Merger Agreement*") with RnDeep, Co. Ltd, a Korean corporation ("*RnDeep*"), pursuant to which RnDeep merged with and into HBC, with HBC continuing as the surviving corporation (the "*RnDeep Acquisition*"). As consideration for the RnDeep Acquisition, HBC ratably issued a total 4,150,000 HBC common shares, par value $0.45 per share ("*Common Shares*"), to the former shareholders of RnDeep.

As a result of the RnDeep Acquisition, HBC acquired the underlying technologies that the Company plans on utilizing in the future development of new functions and integrations within the FANTOO platform. Once the FANTOO platform is ready to integrate the technology acquired, this technology will support new functions and integrations including, without limitation, the Company's enterprise resource planning solution, and its artificial intelligence ("*AI*"), which the Company plans on using to power many of FANTOO's upcoming features such as speech synthesis, curated content delivery, deepfake detection and blocking, and nudity detection and blocking. |
May 17, 2021	The FANTOO platform is launched and made available to the public.
June 30, 2021	HBC enters into an agreement to acquire all the issued and outstanding common shares of Marine Island (the "*Marine Island Acquisition*"), which owns the right to use and occupy 19,200 square-feet of office space within the iconic Seoul Marina, located at 160 Yeouiseo-ro, Yeungdeungpo-gu, Seoul, Korea (the "*Seoul Marina*") from Sewang Co., Ltd. ("*Sewang*"), for the purchase price of 3,500,000,000 Korean Won ("*KRW*"), along with the assumption of all Marine Island's liabilities.
August 30, 2021	HBC establishes FANTOO Entertainment. FANTOO Entertainment provides a variety of content to the Company's FANTOO platform, which contributes to the spread of the Korean Wave by promoting new entertainers and artists.

NOTE 1 — NATURE OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

Date	Event/Milestone
October 3, 2021	HBC consummates the Marine Island Acquisition, making it the owner of 100% of the issued and outstanding common shares of Marine Island.
October 3, 2021	HBC consummates a strategic acquisition of 50.8% of the outstanding common shares of K-Commerce. In consideration for the shares of K-Commerce, HBC forgave a short-term loan of $270,530 (KRW 309,600,000) owed to HBC by K-Commerce.
	HBC's investment into K-Commerce was a strategic acquisition in order to integrate K-Commerce's retail platform, "SelloveLive" into the FANTOO ecosystem as the FANTOO Fanshop. When launched as the FANTOO Fanshop, K-Commerce's platform will offer combined services of shopping and live broadcasting, allowing users to easily live-stream travel and share local attractions, local festivals, cultures, and news from around the world.
	Prior to HBC's acquisition of its shares in K-Commerce, K-Commerce was 100% owned by Changhyuk Kang, the Company's Chief Executive Officer and Donghoon Park, the Company's Chief Marketing Officer.
October 20, 2021	Hanryu Holdings is incorporated in the State of Delaware.
February 25, 2022 through May 10, 2022	Hanryu Holdings, HBC, and the shareholders of HBC (the "*HBC Shareholders*") enter into a share exchange agreement (the "*Share Exchange Agreement*"), pursuant to which the HBC Shareholders agreed to assign, transfer, and deliver, free and clear of all liens, 100% of the issued and outstanding Common Shares, representing 100% of the voting securities in HBC, to the Company in exchange for the Company issuing 42,565,786 restricted shares of the Company's common stock, par value $0.001 per share ("*Common Stock*") to the HBC Shareholders (the "*Share Exchange*").
	Concurrently with entering into the Share Exchange Agreement, the Company, HBC, and the holders (the "*HBC Warrantholders*") of all outstanding warrants to purchase Common Shares ("*HBC Warrants*") enter into a warrant exchange agreement, pursuant to which the HBC Warrantholders agreed to assign, transfer, and delivery, free and clear of any liens, 100% of the outstanding HBC Warrants to the Company in exchange for the Company issuing to the HBC Warrantholders 10,046,666 warrants to purchase restricted shares of Common Stock (the "*Warrant Exchange*").
	The Warrants and Common Shares of HBC transferred to the Company in the Share Exchange and the Warrant Exchange constituted 100% of the outstanding equity securities of HBC.
June 16, 2022	Hanryu Holdings, HBC, the HBC Shareholders, and the HBC Warrantholders consummate the Share Exchange and Warrant Exchange concurrently, pursuant to which HBC became a wholly owned subsidiary of the Company, and the HBC Stockholders and HBC Warrantholders, collectively, acquired a controlling interest in the Company.
June 22, 2022	The Company divests itself of all Kingdom Coin ("*KDC*") holdings and terminates all crypto-currency-related activity, including, without limitation, the operation of the MainNet (FandomChain) and the Kingdom Wallet, pursuant to a Business Transfer Agreement (the "*Divestiture Agreement*") between HBC and an unaffiliated and unrelated third party, Kingdom Coin Holdings, a Cayman Islands Foundation Company (the "*KDC Foundation*") (the "*KDC Divestiture*"), to substantially reduce its involvement with blockchain technologies. Pursuant to the Divestiture Agreement, as of June 22, 2022, the Company no longer owns any KDC, and no longer conducts or controls the operations, issuances, or sales of KDC. In connection with the KDC Divestiture, the Company revised its procedures regarding FP and no longer allows, nor has the technology to allow, for the transfer of FP outside of the FANTOO platform or the exchange of FP and KDC.

NOTE 1 — NATURE OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

Date	Event/Milestone
August 1, 2023	The shares of the Company are listed at NASDAQ exchange market.
December 28, 2023	HBC sold owned whole shares of Hanryu Times, Fantoo Entertainment, and K-Commerce, so the business from the three companies became the discontinued operations.
November 5, 2024	HBC sold its 100% ownership interests in its subsidiaries, FNS Co., Ltd. and Marine Island Co., Ltd., in order to improve its financial structure.
December 4, 2024	We acquired 100% ownership of Faning Korea, LLC to pursue a new business aimed at improving profitability.
December 28, 2024	We sold 100% of our ownership interest in Hanryu Bank Co., Ltd. ("HBC"), our wholly owned subsidiary, to improve our financial structure.

Risks and Uncertainties

The Company is subject to a number of risks similar to other companies in its industries, including rapid technological change and transitions in Hanryu trends. The extent of the impact of the COVID-19 pandemic on the Company's business continues to be highly uncertain and difficult to predict, as the responses that the Company, other businesses and governments are taking continue to evolve. Furthermore, capital markets and economies worldwide have also been negatively impacted by the COVID-19 pandemic, and it is possible that it could cause a lasting national and/or global economic recession. Policymakers around the globe have responded with fiscal policy actions to support the entertainment industry and economy as a whole.

To date, the Company has experienced significant changes in the business as a result of the COVID-19 pandemic. The impact has delayed the Company's ability to generate revenue as result of the diversification of potential customer budgets towards the COVID-19 pandemic. The extent to which the COVID-19 pandemic may in the future materially impact the Company's financial condition, liquidity or results of operations is uncertain.

Going Concern

The Company had an accumulated deficit of $37,901,301 and working capital of $(665,352) as of December 31, 2024. As of December 31, 2023, the accumulated deficit was $38,893,762 and working capital was $(2,927,886). Also, the Company has operating losses of $888,363 and $2,005,925 for the years ended December 31, 2024 and December 31, 2023, respectively. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern for after the issuance date of these financial statements. The accompanying financial statements have been prepared under the assumption that we will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of us to continue as a going concern.

The Company is soon to launch the upgraded FANING2 version. The upgraded FANING2 version has been restructured with a user-centric approach and is designed to create a platform focused on ensuring profitability. Additionally, through its subsidiary, Faning Korea, LLC, the Company plans to pursue K-Food products and entertainment business ventures. Furthermore, to secure additional operating capital, the Company intends to proceed with a capital increase and borrowings. However, there can be no assurance as to the outcome of these factors or that future funding efforts will generate sufficient capital to maintain our operations.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The Company's consolidated financial statements include Global Interactive Technologies and its wholly owned subsidiary Faning Korea, LLC, which was acquired on December 4, 2024. The financial statements also include Hanryu Bank Co. Ltd, FNS Co. Ltd, and Marin Island Co. Ltd, which were classified as discontinued operations following the sale of their equity interests in 2024. Additionally, all significant intercompany transactions and balances have been eliminated in consolidation.

Changes in the consolidated group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

On November 5, 2024, Hanryu Bank Co. Ltd ("HBC") sold all of its equity interests in FNS Co. Ltd and Marin Island Co. Ltd. Furthermore, on December 28, 2024, Global Interactive Technologies ("the Company") sold all of its equity interest in Hanryu Bank Co. Ltd ("HBC"). As a result, these subsidiaries will be excluded from consolidation starting from the date of the equity sales.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The Company performs its annual impairment assessment on goodwill as of December 31 of each fiscal year. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill allocated to the reporting unit.

Intangible Assets

Intangible assets acquired separately are recorded at cost, and those acquired in a business combination are recognized at fair value as of the acquisition date. The Company's intangible assets primarily consist of trademarks, customer relationships, and software, which are amortized on a straight-line basis over their estimated useful life of 5 years. The Company reviews the recoverability of its intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount of an intangible asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value.

Foreign Currency

The Company's functional currency for all operations is the KRW. The Company's accounting records are maintained in KRW, and translated into U.S. Dollars at year-end for the purposes of presentation. During the translation process, the year-end closing exchange rate is used for the valuation of all assets and liabilities, historical exchange rate is used to value stockholder's equity, and the average exchange rate for the year is used for the calculation of the consolidated financial statements. The net impact of the translation into the U.S. Dollar is included in the accumulated other comprehensive income (loss) of the Company's consolidated balance sheet as of December 31, 2024 and December 31, 2023. During the year ended December 31, 2024, there was a fluctuation in the exchange rates ranging from KRW 1,289.40/USD $1 to KRW 1,470.00/USD $1. Also, cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of the Company's consolidated financial statements and related disclosures in conformity with U.S. Generally Accepted Accounting Principles ("*US GAAP*") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management evaluates its estimates on an ongoing basis. Although estimates are based on the Company's historical experience, knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed the federal insurance limit, and the balance of deposit accounts of the Company exceed the federal insurance limit as of December 31, 2024.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an Allowance for credit losses for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition in dispute, and the current receivables aging and current payment patterns. The Company reviews its Allowance for credit losses quarterly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company recorded the allowance of $0 on the accompanying consolidated balance sheets as of December 31, 2024 and December 31, 2023. The Company does not have any off-balance-sheet credit exposure related to its customers.

Non-Trade Receivables

Non-trade receivables are recorded at the invoiced amount and do not bear interest. Amounts collected on non-trade receivables are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an Allowance for credit losses for estimated losses inherent in its non-trade receivables portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition in dispute, and the current receivables aging and current payment patterns. The Company reviews its Allowance for credit losses quarterly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has set an Allowance for credit losses of $16,179,823 in full as of December 31, 2024, related to the loan balance from the sale of subsidiaries, and had no Allowance for credit losses as of December 31, 2023. The Company does not have any off-balance-sheet credit exposure related to its customers.

Credit Losses

The Company maintains current receivable amounts with most of its customers and vendors. The Company regularly monitors and assesses its risk of not collecting amounts owed by them. This evaluation is based upon an analysis of current and past due amounts, along with relevant history and facts particular to the customer. The Company records its allowance for credit losses based on the results of this analysis. The analysis requires the Company to make significant estimates and as such, changes in facts and circumstances could result in material changes in the allowance for credit losses. The Company considers as past due any receivable balance not collected within its contractual terms.

The Company wrote off $16,179,823 of short-term loan receivables as of December 31, 2024.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Company anticipates generating revenues from (i) FANING platform through advertising, direct sales, and user to user commissions, and (ii) other businesses. Revenue billed or collected in advance will be recorded as deferred revenue until the event occurs or until applicable performance obligations are satisfied.

Revenue is recognized when the Company transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In this regard, revenue is recognized when: (i) the parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations; (ii) the entity can identify each party's rights regarding the goods or services to be transferred; (iii) the entity can identify the payment terms for the goods or services to be transferred; (iv) the contract has commercial substance (that is, the risk, timing, or amount of the entity's future cash flows is expected to change as a result of the contract); and (v) it is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Transaction prices are based on the amount of consideration to which we expect to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, if any. We consider the explicit terms of the revenue contract, which are typically written and executed by the parties, our customary business practices, the nature, timing, and the amount of consideration promised by a customer in connection with determining the transaction price for our revenue arrangements. Refunds and sales returns historically have not been material.

For the years ended December 31, 2024 and December 31, 2023, the Company recognized product sales revenue amounting to $0 and $0. Revenue is derived at the point in time when merchandise is sold and shipped or delivered to customers. Merchandise sales are fulfilled with inventory sourced from our owned inventory. Although the Company does not currently have any inventory as of the balance sheet date, the Company, from time to time, may hold products in inventory for an abbreviated amount of time before shipping such inventory and recognizing the corresponding revenue.

Revenue is recognized when control of the product passes to the customer, typically at the date of delivery of the merchandise to the customer, or the date a service is provided and is recognized in an amount that reflects the expected consideration to be received in exchange for such goods or services. As such, customer orders are recorded as unearned revenue prior to delivery of products or services ordered. If the Company ships high volumes of packages through multiple carriers, the Company will use estimates to determine which shipments are to be delivered and, therefore, recognized as revenue at the end of the period. Delivery date estimates are based on average shipping transit times, which are calculated using the following factors: (i) the type of shipping carrier (as carriers have different in-transit times); (ii) the fulfilment source; (iii) the delivery destination; and (iv) actual transit time experience, which shows that delivery date is typically one to eight business days from the date of shipment. The Company reviews and updates our estimates on a quarterly basis based on our actual transit time experience. However, actual shipping times may differ from our estimates.

Generally, the Company requires authorization from credit cards or other payment vendors whose services the Company offers to customers or verification of receipt of payment, before the Company ships products to purchasers. The Company generally receives payments from our customers before our payments to our suppliers are due. The Company does not recognize assets associated with costs to obtain or fulfill a contract with a customer.

Shipping and handling is considered a fulfillment activity, as it takes place prior to the customer obtaining control of the merchandise, and fees charged to customers are included in net revenue upon completion of our performance obligations. The Company presents revenue net of sales taxes, discounts, and expected refunds.

Merchandise sales contracts include terms that could cause variability in the transaction price for items such as discounts, credits, or sales returns. Accordingly, the transaction price for product sales includes estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. At the time

GLOBAL INTERACTIVE TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

of sale, the Company estimates a sales return liability for the variable consideration based on historical experience, which is recorded within "Accrued Liabilities" in the consolidated balance sheet. The Company records an allowance for returns based on current period revenues and historical returns experience. The Company analyzes actual historical returns, current economic trends and changes in order volume, and acceptance of our products when evaluating the adequacy of the sales returns allowance in any accounting period.

The Company evaluates the criteria outlined in the Financial Accounting Standards Board ("*FASB*") Accounting Standards Codification ("*ASC*") 606-10-55, *Principal versus Agent Considerations*, in determining whether it is appropriate to record the gross amount of merchandise sales and related costs or the net amount earned as commissions. When the Company is the principal in a transaction and controls the specific good or service before it is transferred to the customer, revenue is recorded gross; otherwise, revenue is recorded on a net basis. Currently, the Company records all advertising revenue as a net basis, and other revenues are recorded as a gross basis, and the revenues as a gross basis for the years ended December 31, 2024 and December 31, 2023 are $0 and $0. Through contractual terms with our partners, we have the ability to control the promised goods or services and as a result record the majority of the revenue on a gross basis.

The Company did not record revenue amounts as it classified the subsidiaries, from which past revenue was generated, as discontinued operations following their sale in 2024.

Cost of Revenue

Cost of revenue is recognized at the time the products or services are delivered to the customers. Cost of revenue includes all direct labor, material, shipping and handling cost and other direct costs such as travel, postage, telecommunication, vehicle charge, printing, and training, and allocated indirect costs related to revenue such as supplies, utilities, office equipment rental, and computers.

Property Plant and Equipment

Property plant and equipment are carried at cost (see Note 5). Depreciation expense is provided over the estimated useful lives of the assets using the straight line method for vehicles and the declining balance method for fixtures and equipment. A summary of the estimated useful lives is as follows:

Classification	Estimated Useful Life in Years
Vehicles	5
Fixtures	5
Equipment	5

Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized.

The Company evaluates property and equipment for impairment when facts and circumstances indicate that the carrying values of such assets may not be recoverable. When evaluating for impairment, the Company first compare the carrying value of the asset to the asset's estimated future undiscounted cash flows. If the estimated undiscounted future cash flows are less than the carrying value of the asset, the Company determines if there is an impairment loss by comparing the carrying value of the asset to the asset's estimated fair value and recognizes an impairment charge when the asset's carrying value exceeds its estimated fair value. The fair value of the asset is estimated using a discounted cash flow model based on forecasted future revenues and operating costs, using internal projections. There were no significant property and equipment asset impairment charges recorded during the year ended December 31, 2024, and the year ended December 31, 2023.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-Lived Assets

The Company assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the cost basis of a long-lived asset is greater than the projected future undiscounted net cash flows from such asset, an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. There were no significant long-lived assets impairment charges recorded during the year ended December 31, 2024 and the year ended December 31, 2023.

Concentrations of Credit Risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk. The Company may maintain deposits in financial institutions in excess of government insured limits. The Company believes that it is not exposed to significant credit risk as its deposits are held at financial institutions that management believes to be of high credit quality and the Company has not experienced any losses on these deposits. The Company is also potentially subject to concentrations of credit risk in its accounts receivable and loans. Credit risk with respect to receivables is limited due to the number of companies comprising the Company's customer base. Credit risk with respect to loans is limited since they are made principally related to the collaborative activities between the Company and loan holders. Since the Company is directly affected by the financial condition of its customers and loan holders, management carefully watch if any significant credit risks exist, and they will make actions to remove or mitigate such risks if there are any. As of December 31, 2024 and December 31, 2023, there were no outstanding accounts receivable balances. The Company believes that the credit risk related to accounts receivable is manageable and controllable as of December 31, 2024 and December 31, 2023. Generally, the Company does not require collateral or other securities to support its accounts receivable and loans.

Fair Value of Financial Instruments

The fair value of Company's financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, debt receivables, debt payables approximate their recorded amounts due to their relatively short settlement terms.

Fair Value Measurements

The Company applies a three-level valuation hierarchy for fair value measurements. The categorization of assets and liabilities within the valuation hierarchy is based on the lowest level of input that is significant to the measurement of fair value.

> Level 1   Inputs to the valuation methodology utilize unadjusted quoted market prices in active markets for identical assets and liabilities.
>
> Level 2   Inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets and liabilities, quoted prices for identical and similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3   Inputs to the valuation methodology are unobservable inputs based on management's best estimate of the inputs that market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

A change to the level of an asset or liability within the fair value hierarchy is determined at the end of a reporting period.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments

The Company's investments are carried at historical cost. As of December 31, 2024 and December 31, 2023, there is no balance of investments.

Earning (Loss) Per Share

Basic earning (loss) per share is computed by dividing the income or loss by the weighted-average number of outstanding shares of Common Stock for the applicable period. Diluted earning (loss) per share is computed by dividing the income or loss by the weighted-average number of outstanding shares of Common Stock for the applicable period, including the dilutive effect of Common Stock equivalents. Potentially dilutive Common Stock equivalents primarily consist of warrants issued in connection with financings. For purposes of computing both basic and diluted earning (loss) per share, income or loss shall exclude the income or loss attributable to the non-controlling interest. The Company calculates net loss per share in accordance with FASB ASC Topic 260, *Earnings Per Share*. Basic net loss per share amounts have been computed by dividing net loss excluded loss attributable to the non-controlling interest by the weighted-average number of common shares outstanding during the period. For the years ended December 31, 2024 and 2023, the Company reported net losses and, accordingly, potential common shares were not included since such inclusion would have been anti-dilutive. As a result, our basic and diluted net loss per share are the same because the Company generated a net loss in all periods presented.

Income Taxes

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted. We have determined that all of our deferred tax benefits are not likely to be realized due to our historical and expected future taxable losses. Accordingly, we have maintained a full valuation allowance.

The Company applies the provisions of FASB ASC Topic 740-10, *Uncertainty in Income Taxes*. The Company has evaluated our tax positions, and there are none as of December 31, 2024 and December 31, 2023.

Income taxes on the Company's taxable income from operating activities are subject to various tax laws and determinations of the authority in the ROK. Regarding taxes payable in the ROK, if a certain portion of taxable income is not used for investments or for increases in wages or dividends, in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on Korean tax law.

The Company assesses uncertainty over a tax treatment. When the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company will reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the Company expects to better predict the resolution of the uncertainty;

- The most likely amount: The single most likely amount in a range of possible outcomes.

- The expected value: The sum of the probability-weighted amounts in a range of possible outcomes.

Lease

Under ASC 842, the determination of whether an arrangement is a lease is made at the lease's inception and a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

determination if the terms and conditions of the contract are changed. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on stand-alone prices or for which it has made an accounting policy election to account for these as a single lease component. For certain equipment leases, like vehicles, the Company accounts for the lease and non-lease components as a single lease. Refer to Note 7 for additional disclosures required as a result of the adoption of this new standard.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, *Debt — Debt with Conversion and Other Options (Subtopic 470-20)* and *Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40)*. ASU 2020-06 simplifies the accounting for convertible instruments by removing certain separation models and revises the guidance on diluted earnings per share. This update is effective for fiscal years beginning after December 15, 2023.

In November 2019, the FASB issued ASU 2019-10, which amended the effective dates for various standards including credit losses, hedging, and leases. For smaller reporting companies like the Company, ASU 2016-13 (Credit Losses — Topic 326) is effective for fiscal years beginning after December 15, 2022. The Company adopted this standard in the quarter ended September 30, 2023.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires the use of a current expected credit loss (CECL) model. Several amendments have since been issued to clarify implementation.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This update enhances the transparency of income tax disclosures by requiring detailed information on the effective tax rate reconciliation and income taxes paid by jurisdiction. The amendments are effective for annual periods beginning after December 15, 2024, with early adoption permitted.

In March 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Expense Disaggregation Disclosures*. This update requires entities to disclose more detailed information about the nature of the expenses within certain income statement captions (such as cost of sales, SG&A, etc.). The standard is effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025. Early adoption is permitted.

The Company is currently evaluating the impact of these new standards and does not expect them to have a material effect on its financial statements upon adoption.

NOTE 3 — SHORT-TERM LOAN RECEIVABLES

The following table summarizes information with regard to short-term loan receivables outstanding as of December 31, 2024 and December 31, 2023, and the interest income from short-term loan receivables is $0 and $0 for the year ended December 31, 2024 and December 31, 2023.

	Interest Rate	December 31, 2024	December 31, 2023
LA PRIMERA CAPITAL INVESTMENTS	0%	$ 30,000	$ 30,000
AMERIDGE CORPORATION	0.1%	11,000	97,000
HANRYU BANK CO. LTD	0%	14,721,901	—
FNS CO. LTD	0%	250,332	—
Due to exchange rate fluctuations.		—	4,080
(-) Allowance for credit losses		(15,012,895)	—
Total short-term loans		$ 338	$ 131,080

*   For the fiscal year ended December 31, 2024, the Company wrote off short-term loan receivables in the amount of $16,179,823, based on the fact that more than six months had passed since the loan due dates and after assessing the recoverability of the amounts. Hanryu Bank Co. Ltd. and FNS Co. Ltd. were excluded from the consolidated subsidiaries as of 2024 due to the sale of all their shares.

*   Allowance for credit losses related to short-term loan receivables denominated in foreign currencies was recognized. The bad debt expense presented in the statement of operations was translated using the average exchange rate, while the allowance balance in the balance sheet was translated using the closing exchange rate. The difference between these amounts arises from exchange rate fluctuations and does not represent an actual change in the amount of credit loss or additional provision.

As of December 31, 2023, the balance of short-term loans changed from $127,000 as of December 31, 2022, to $131,080 due to the application of the year-end exchange rate, reflecting an increase in the exchange rate. This change is due to exchange rate fluctuations and is not related to any actual change in the loan amount or additional allowance for credit losses.

NOTE 4 — PREPAID EXPENSES AND OTHER RECEIVABLES

The following table summarizes information with regard to prepaid expenses and other receivables as of December 31, 2024 and December 31, 2023.

	December 31, 2024	December 31, 2023
Total prepaid expenses and other receivables	$ —	$ 748

As of December 31, 2024, and December 31, 2023, prepaid expenses and other receivables were $0 and $748, respectively.

NOTE 5 — PROPERTY PLANT AND EQUIPMENT

Property plant and equipment consist of the following:

	December 31, 2024	December 31, 2023
Vehicles.	$ —	$ 126,981
Fixtures	5,567	6,346
	5,567	133,327
Less accumulated depreciation	(2,911)	(9,297)
Property plant and equipment, net	$ 2,656	$ 124,030

NOTE 5 — PROPERTY PLANT AND EQUIPMENT (cont.)

The total depreciation expense for the years ended December 31, 2024, and December 31, 2023, was $6,352 and $9,183, respectively. Depreciation expense is reflected in operating costs and expenses in the consolidated statements of operations. In 2024, the Company sold its vehicle and recorded depreciation expense up to the date of sale. The loss on disposal of the vehicle was $23,937. Due to the disposal of subsidiaries in 2024, the Company classified property, plant, and equipment, as well as related depreciation expense, as discontinued operations for both 2024 and 2023, and excluded them from the presentation in the financial statements.

NOTE 6 — SOFTWARE

The Company acquired the software through two transactions: (1) an asset transfer agreement with its former subsidiary, Hanryu Bank Co., Ltd., from which all equity interest was sold in December 2024, and (2) the transfer of the Faning application. The acquisition cost of $4,940,000 was determined based on an independent appraisal. The software is classified as an intangible asset in accordance with ASC 350 — Intangibles — Goodwill and Other, and is being amortized on a straight-line basis over its estimated useful life of five years. Beginning in 2025, the related amortization expense will be recognized as a non-operating expense in the consolidated statements of operations.

	December 31, 2024	December 31, 2023
Acquisition cost	$ 4,940,000	$ —
Less Accumulated amortization	(—)	(—)
Net book value	$ 4,940,000	$ —

The Company regularly evaluates the recoverability of its software assets and determined that no impairment was necessary as of December 31, 2024.

NOTE 7 — GOODWILL AND IMPAIRMENT LOSS

On December 4, 2024, the Company acquired 100% of the equity interests in Faning Korea, LLC and recognized goodwill in the amount of $94,264. This amount represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired.

Impairment Testing and Recognition of Impairment Loss In accordance with ASC 350, the Company performs an annual impairment test on goodwill, and interim assessments are made when there are indicators of impairment. As of December 31, 2024, the Company determined that the goodwill had no recoverable value and concluded that the carrying amount of the goodwill exceeded its recoverable amount.

Accordingly, the Company recognized an impairment loss on intangible assets of $94,264, which has been reflected in the consolidated statement of operations for the year ended December 31, 2024. As a result, the carrying amount of goodwill related to Faning Korea, LLC has been fully written off, and the remaining balance is $0.

NOTE 8 — LEASE

The Company uses approximately 19,200 square feet of office space at the Seoul Marina free of charge. Although there is no formal lease agreement, the Company determined that the ASC 842 accounting standard applies and recognized the fair value of the rent-free use of the property through May 2031 as a right-of-use (ROU) asset, with corresponding lease expense recognized in the statement of operations.

At the time of initial acquisition from SMC in July 2021, the Company used the following assumptions:

- **Annual lease cost**: 300,000,000 Korean Won

- **10-year present value calculation**

NOTE 8 — LEASE (cont.)

- **Assumed annual rent increase**:   -4.96%

- **Interest rate**:   3%

- **10-year Korean government bond yield**:   2.11%

- **Exchange rate**:   1,188.5 KRW/USD

Based on the assumptions outlined, the Company calculated the present value of 10 years of free rent to be $2,775,512 and recognized it as a long-term right-of-use (ROU) asset as of June 30, 2021. Since the space was provided free of charge, no lease liability was recognized. The ROU asset was amortized at approximately $23,000 per month over the 10-year lease term.

As the Company initially allocated $2,935,658 to the SMC receivable and leasehold rights, an impairment loss of $158,278 was recognized on the ROU asset as of December 31, 2021.

In December 2024, the Company sold its entire equity interest in Hanryu Bank Co., Ltd. ("HBC"), a subsidiary that held the rent-free rights to the Seoul Marina building. However, through an asset transfer agreement between the Company and HBC, the Company acquired the rent-free rights to the Seoul Marina building. The transfer amount was based on the net book value of the ROU asset as of the contract date and was offset against the Company's outstanding loan receivable. As of December 31, 2024, the carrying amount of the ROU asset was $1,458,780.

Following the sale of the subsidiary in December 2024, the lease expense has been reclassified to discontinued operations and is not presented in the statements of operations for the years ended December 31, 2024 and 2023.

NOTE 9 — SHORT-TERM LOAN PAYABLES

The following table summarizes information with regard to short-term loan payables outstanding as of December 31, 2024 and December 31, 2023.

	Interest Rate	December 31, 2024	December 31, 2023
Jaeman Lee, July 1, 2024 through December 23, 2024	4.60%	$ 255,286	$ —
Hangmuk Shin, July 1, 2024 through December 23, 2024. . . .	4.60%	94,321	—
Mijung Oh, September 30, 2024.	0%	5,436	—
Changhyuk Kang, April 1, 2024	0%	15,000	—
Total short-term loan payables		$ 370,043	$ —

The Company recognized interest expense of $5,962 and $0 for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the balance of short-term borrowings includes amounts borrowed in Korean Won, which have been converted into U.S. dollars using the exchange rate as of December 31, 2024 (e.g., 1 USD = 1,470.00 KRW). This may result in differences due to fluctuations in the exchange rate.

NOTE 10 — SHORT-TERM LOAN PAYABLES FROM RELATED PARTIES

The following table summarizes information regarding short-term loan payables from related parties as of December 31, 2024 and December 31, 2023. Jaman Lee was appointed as the Company's President in 2024, and Hangmuk Shin is the largest shareholder of Global Interactive Technologies, Inc.

	December 31, 2024	December 31, 2023
Jaeman Lee, July 1, 2024 through December 23, 2024	$ 255,286	$ —
Hangmuk Shin, July 1, 2024 through December 23, 2024.	94,321	—
Total	$ 349,607	—

As of December 31, 2024, the interest rate on the loan payables is 4.6% per annum, and the total interest accrued amounts to $5,962. There are no other financial covenants.

NOTE 11 — FAIR VALUE MEASUREMENTS

Fair value has been determined on a basis consistent with the requirements of FASB ASC Topic 825, *Financial Instruments*, and the Company adopted on a prospective basis required provisions of FASB ASC Topic 820, *Fair Value Measurement.*

Financial Items Measured at Fair Value on a Recurring Basis

The carrying amounts reported in the consolidated balance sheet for short-term financial instruments, including cash and cash equivalents, short-term loans, accounts receivable, prepaid expenses, short-term borrowings, accrued expense and other current liabilities due to the short maturities of these instruments.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and December 31, 2023 are summarized in the table below.

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ —	$ —	$ —	$ —
Liabilities				
Bonds with warrants	$ —	$ —	$ —	$ —

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ —	$ —	$ —	$ —
Liabilities				
Bonds with warrants	$ —	$ —	$ —	$ —

Financial Items Measured at Fair Value on a Nonrecurring Basis

There are no financial assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2024 and December 31, 2023.

Nonfinancial Items Measured at Fair Value on a Recurring Basis

There are no nonfinancial assets measured at fair value on a recurring basis as of December 31, 2024 and December 31, 2023.

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

Nonfinancial Items Measured at Fair Value on a Nonrecurring Basis

The fair value of long-lived assets is measured whenever the carrying value of long-lived asset or asset group is not recoverable on an undiscounted cash flow basis. No impairment is recognized for long-lived assets as of as of December 31, 2024 and December 31, 2023.

NOTE 12 — SIGNIFICANT NON-CASH TRANSACTION

The company reclassified its operations into continuing and discontinued operations due to the sale of its subsidiary in 2024. There were no significant non-cash transactions related to continuing operations for the years ended December 31, 2024, and December 31, 2023.

NOTE 13 — OTHER EXPENSE/INCOME

Other expense for the fiscal year ended December 31, 2024 was $(3,895,288), a decrease of $4,049,881, compared to the other income for the fiscal year ended December 31, 2023. This decrease was primarily due to the recognition of a gain on the disposal of subsidiaries amounting to $12,400,373 and a bad debt expense of $16,179,823 related to the short-term loan

NOTE 14 — OTHER

The Company believes that KDC meets the definition of indefinite-lived intangible assets under ASC 350, as it is nonfinancial asset that lacks physical substance. Therefore, KDC was recognized and measured at historical cost. In addition, the Company determined that KDC has an indefinite life since there is no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of KDC, in accordance with ASC 350-30-35-4.

The Company initially created KDC, a public digital cryptocurrency separate and apart from the FANING platform, as a method of onboarding and offboarding FP to and from the FANING platform through the Kingdom Wallet. However, on June 22, 2022, the Company entered into a Business Transfer Agreement (the "*KDC Agreement*") with Kingdom Coin Holdings, a corporation incorporated in the Cayman Islands (the "*KDC Foundation*"), pursuant to which the Company transferred all of its KDC to the KDC Foundation, and no longer conducts or controls the operations, issuance, or sales of KDC in order to substantially reduce our involvement with blockchain technologies. This shift in our business plan was undertaken both to protect our users from potential risks associated with speculation in KDC, and because of the recent market and regulatory conditions surrounding cryptocurrency in general. As such, the Company no longer supports or operates Kingdom Wallet, and no longer allows the conversion of FP into KDC (and vice-versa). Neither Hanryu Holdings, nor any of its subsidiaries, have any affiliation with the KDC Foundation.

Additionally, and for the avoidance of doubt, the control person of Plus Meta PTE Ltd., KDC Foundation's management company, is not an affiliate, and is not in any way related to, any officer, director, or shareholder of the Company. The KDC Foundation does not, has not, and will not coordinate any of its activities with the Company or the Company's operation of FANING. Further, KDC will not be marketed to FANTOO users.

Pursuant to the KDC Agreement, in exchange for the Company transferring (a) its then-existing outstanding KDC balance of 299,651,320,620, (b) blockchain mainnet known as the Fandomchain, and (c) the Kingdom Wallet to the KDC Foundation, the KDC Foundation will (y) assume all obligations and liabilities with respect to KDC and Kingdom Wallet, and (z) pay to the Company the following contingent amounts, if, at December 31, 2024:

- The KDC Foundation generates sales in excess of $74 million from the assets transferred from the Company, the KDC Foundation shall pay 10% of such sales to the Company;

- The KDC Foundation generates sales in excess of $37 million, but less than $74 million, from the assets transferred from the Company, the KDC Foundation shall pay 15% of such sales to the Company; and

NOTE 14 — OTHER (cont.)

- The Company will receive no consideration from the KDC Foundation if the assets transferred from the Company generates sales under $37 million.

For the avoidance of doubt, sales generated from the transferred assets do not include any post-transfer newly created KDC. KDC Foundation planned to generate revenue by integrating KDC, FandomChain, and the Kingdom Wallet into mobile games, and monetizing such games. Due to current cryptocurrency-related market conditions, the Company does not expect to receive any payments from KDC Foundation through December 31, 2024 in accordance with the terms of the Business Transfer Agreement.

The KDC agreement included contingent earn-out consideration, the fair value of which was estimated on June 22, 2022, as the present value of the expected future contingent receivables which the Company determined using a probability-weighted discounted cash flow model for probabilities of possible future receivables. The Company determined the fair value of contingent consideration as zero on June 22, 2022. Contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved, with changes in fair value recognized in profit or loss in most circumstances. The Company recorded zero value of the contingent consideration on the accompanying consolidated balance sheets as of December 31, 2024.

The Company believes that the transfer of KDC meets the definition of a "Component of an Entity" under FASB ASC Topic 205-20, *Discontinued Operations*, and as such can be disposed of by a means other than sale. The divestiture of KDC and its associated operations does not represent a strategic shift, nor has (and will not have), a major effect on the Company's operations and financial results because the blockchain/KDC operations did not represent:

- 15% of the Company's total revenue;

- Geographical area that represents 20% of the Company's total assets; or

- 30% of the Company's historic net income and 15% of the current period's income.

The Company did not present the divestiture of its holdings of KDC and KDC-related activity as discontinued operations because there was no revenue, asset value, or net income from the divestiture of KDC and the related operations.

NOTE 15 — SHARE CAPITAL

As of December 31, 2024, and December 31, 2023, Global Interactive Technologies' total authorized capital stock is 110,000,000 shares, consisting of 100,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.001 per share.

On January 4, 2023, through March 8, 2023, warrants of $1,813,120 were exercised with an exercise price of $1.27 to purchase 1,427,653 shares of Common Stock by cash of $1,420,144 and debt conversion of $392,776.

In February and March of 2023, the Company closed two private placements solely to accredited investors (as defined by Rule 501(a) of Regulation D of the Securities Act) pursuant to which the Company sold an aggregate amount of 240,000 shares of common stock for $10.00 per share, resulting in gross proceeds of $2,400,000. The purchase price of the common stock purchased in the private placements is subject to adjustment to the price of the common stock sold in the Company's IPO, such that additional common stock shall be issued to the purchasers if the price of common stock sold in the IPO is less than $10.00 per share, or the purchasers shall return common stock to the Company if the price of the common stock sold in the IPO is greater than $10.00 per share, in each case resulting in the purchasers purchasing an aggregate amount of $2,400,000 of Company common stock at the IPO price. The offerings were exempt from registration under Section 4(a)(2) of the Securities Act. The subscription agreements pursuant to which the common stock was sold to accredited investors contain customary representations and warranties of the Company and the investors and customary indemnification rights and obligations of the parties.

On March 24, 2023, warrants of $8,400 were exercised with an exercise price of $0.42 to purchase 20,000 shares of Common Stock by cash.

NOTE 15 — SHARE CAPITAL (cont.)

On April 13, 2023, warrants of $420,000 were exercised with an exercise price of $0.42 to purchase 1,000,000 shares of Common stock by cash.

On May 4, 2023, thorough May 8, 2023, warrants of $3,894,666 were exercised with an exercise price of $1.27 to purchase 3,066,666 shares of Common stock by cash.

On May 31, 2023, the Company completed a private placement to solely to an accredited investor (as defined by Rule 501(a) of Regulation D of the Securities Act) pursuant to which the Company sold an aggregate amount of 760,000 shares of common stock for $10.00 per share, resulting in gross proceeds of $7,600,000.

On July 31 2023, the Company consummated its initial public offering (the "IPO") of 877,328 shares of Comon stock at a public offering price of $10.00 per share, generating gross proceeds of $8,773,280. Net proceeds from the IPO was approximately $7.7 million after deducting underwriting discounts and commissions and other offering expenses of approximately $1.1 million.

The Company also granted the underwriters a 45-day option to purchase up to 131,599 additional shares (equal to 15% of the shares of Common stock sold in the IPO) to cover over-allotments, if any, which the underwriters did not exercise. In addition, the Company issued to the representative of the underwriters warrants to purchase a number of shares of Common stock equal to 5.0% of the aggregate number of Common stocks sold in the IPO (including shares of Common stock sold upon exercise of the over-allotment option). The representative's warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-½-year period commencing six months from the date of commencement of the sales of the shares of Common stock in connection with the IPO, at an initial exercise price per share of $10.00 (equal to 125% of the initial public offering price per share of class A common stock). No representative's warrants have been exercised.

As a result, the total number of issued and outstanding shares of Common Stock issued increased from 45,416,942 to 52,808,589. Each holder of Common Stock is entitled to one vote per share at all meetings of stockholders.

On January 27, 2025, the Company effected a 1-for-20 reverse stock split of its issued and outstanding Common Stock. As a result, every 20 shares of Common Stock were combined into one share, reducing the total number of issued and outstanding shares from 52,808,589 to 2,640,429. The par value per share was changed from $0.001 to $0.02.

All share and per-share amounts in the accompanying consolidated financial statements and related notes have been retroactively adjusted to reflect the reverse stock split for all periods presented.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Legal Matters

As of December 31, 2024, the Company is not subject to any material pending legal proceedings or claims. Previously disclosed legal matters were related to subsidiaries that have since been divested and no longer impact the Company's operations or financial position.

NOTE 17 — RELATED PARTY TRANSACTIONS

The company conducts transactions with related parties under standard commercial terms and follows appropriate procedures to protect the company's interests. Below are the related party transaction details as of December 31, 2024, and December 31, 2023.

	December 31, 2024	December 31, 2023
Jaeman Lee, July 1, 2024 through December 23, 2024	$ 255,286	$ —
Hangmuk Shin, July 1, 2024 through December 23, 2024	$ 94,321	—
Total	$ 349,607	—

NOTE 17 — RELATED PARTY TRANSACTIONS (cont.)

(President)

- On July 1, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 100,000,000 (USD 68,027), and the maturity date is June 30, 2025. The principal and interest will be repaid at maturity.

- On July 8, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 50,000,000 (USD 34,014), and the maturity date is July 7, 2025. The principal and interest will be repaid at maturity.

- On September 23, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 1,015,000 (USD 691), and the maturity date is September 22, 2025. The principal and interest will be repaid at maturity.

- On September 27, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 100,000,000 (USD 68,027), and the maturity date is September 26, 2025. The principal and interest will be repaid at maturity.

- On October 14, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 50,000,000 (USD 34,014), and the maturity date is October 13, 2025. The principal and interest will be repaid at maturity.

- On October 25, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 4,026,400 (USD 2,739), and the maturity date is October 24, 2025. The principal and interest will be repaid at maturity.

- On October 29, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 5,500,000 (USD 3,742), and the maturity date is October 28, 2025. The principal and interest will be repaid at maturity.

- On November 13, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at a 0% annual interest rate. The principal amount of the loan was KRW 19,655,025 (USD 13,371), and the maturity date is November 12, 2025. The principal will be repaid at maturity.

- On November 20, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 5,000,000 (USD 3,401), and the maturity date is November 19, 2025. The principal and interest will be repaid at maturity.

- On November 26, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 73,800 (USD 50), and the maturity date is November 25, 2025. The principal and interest will be repaid at maturity.

- On December 4, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at a 0% annual interest rate. The principal amount of the loan was KRW 1,000,000 (USD 680), and the maturity date is December 3, 2025. The principal will be repaid at maturity.

- On December 20, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 19,000,000 (USD 12,925), and the maturity date is December 19, 2025. The principal and interest will be repaid at maturity.

- On December 23, 2024, the Company entered into a short-term loan agreement with President Jaman Lee at an annual interest rate of 4.6%. The principal amount of the loan was KRW 20,000,000 (USD 13,605), and the maturity date is December 22, 2025. The principal and interest will be repaid at maturity.

NOTE 17 — RELATED PARTY TRANSACTIONS (cont.)

Hangmuk Shin(Global Interactive Technologies's Largest Shareholder)

- On July 1, 2024, the Company entered into a short-term borrowing agreement with its largest shareholder, Hangmuk Shin, at an interest rate of 4.6%. The principal amount of the loan was KRW 110,000,000 (USD $74,830), and the maturity date is June 30, 2025. The principal and interest will be repaid at maturity.

- On July 2, 2024, the Company repaid KRW 1,000,000 (USD $680) of the loan to Hangmuk Shin.

- On July 5, 2024, the Company entered into another short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 300,000 (USD $204), and the maturity date is July 4, 2025. The principal and interest will be repaid at maturity.

- On September 13, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 10,000 (USD $7), and the maturity date is September 12, 2025. The principal and interest will be repaid at maturity.

- On October 14, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 30,000,000 (USD $20,408), and the maturity date is October 13, 2025. The principal and interest will be repaid at maturity.

- On October 29, 2024, the Company repaid KRW 3,000,000 (USD $2,041) of the loan to Hangmuk Shin.

- On October 31, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 1,000,000 (USD $680), and the maturity date is October 30, 2025. The principal and interest will be repaid at maturity.

- On November 2, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 50,000 (USD $34), and the maturity date is November 1, 2025. The principal and interest will be repaid at maturity.

- On November 22, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 150,000 (USD $102), and the maturity date is November 21, 2025. The principal and interest will be repaid at maturity.

- On December 13, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 500,500 (USD $340), and the maturity date is December 12, 2025. The principal and interest will be repaid at maturity.

- On December 17, 2024, the Company entered into a short-term borrowing agreement with Hangmuk Shin at an interest rate of 4.6%. The principal amount was KRW 658,000 (USD $448), and the maturity date is December 16, 2025. The principal and interest will be repaid at maturity.

- On December 23, 2024, the Company repaid KRW 16,763 (USD $11) of the loan to Hangmuk Shin.

Aram Ahn(Director)

On June 26, 2024, the Company entered into a short-term borrowing agreement with outside director Aram Ahn at an interest rate of 0%, and the loan amount of $400 was repaid on September 27, 2024.

NOTE 18 — DISPOSAL OF SUBSIDIARIES AND DISCONTINUED OPERATIONS

Hanryu Bank Co. Ltd ("HBC") sold 100% of its shares in FNS Co. Ltd for $733 and Marin Island Co. Ltd for $367 on November 5, 2024, to improve its financial structure. Additionally, Global Interactive Technologies, Inc. ("the Company") sold 100% of its shares in Hanryu Bank Co. Ltd ("HBC") for $2,200 on December 28, 2024. From the date of these sales, the three subsidiaries are no longer included in the consolidated financial statements and are classified as discontinued operations. A gain of $18,832,006 was recognized from the disposal of the shares in these three subsidiaries.

The following table outlines the calculation of the gain on disposal related to the sale of the subsidiaries on November 5, 2024, and December 28, 2024.

	As of December 28, 2024
Consideration received (sale price)	$ 3,300
The carrying amount of any noncontrolling interest	—
Net liabilities	11,502,964
foreign exchange difference	894,109
Gain on disposal of subsidiaries	$ 12,400,373

1. In connection with the deconsolidation of Hanryu Bank Co. Ltd in 2024, the Company reclassified $7,164,430 of Additional Paid-in Capital to Accumulated Deficit, in accordance with ASC 810-10-40. This amount was arouse from group restructuring of the same subsidiary's equity at the consolidated level, resulting from differences between the subsidiary's equity structure and the consolidated equity accounts. The reclassification is reflected in the Consolidated Statement of Stockholders' Equity for the year ended December 31, 2024.

2. The gain or loss on the disposal of investments in subsidiaries was calculated based on the difference between the consideration received and the net assets of the subsidiaries. In this process, the net assets of the subsidiaries were translated using the exchange rate as of December 31, 2024, while the gain or loss on disposal was calculated using the average exchange rate for the year 2024. As a result, a foreign exchange difference arose due to the use of different exchange rates. This difference was not recognized separately as a foreign exchange gain or loss, but was included in the gain or loss on disposal.

NOTE 18 — DISPOSAL OF SUBSIDIARIES AND DISCONTINUED OPERATIONS (cont.)

The financials of the three companies for the years ended December 31, 2024 and December 31, 2023 are as follows.

	December 31, 2024	December 31, 2023
CURRENT ASSETS:	$ 39,653,805	$ 17,415,555
Cash and Cash Equivalents	1,408	5,358,142
Short-term loans	26,550,250	3,658,820
Accounts receivable, net of allowance	5,971,432	324,413
Non-trade receivables	24,320	171,893
Prepaid expenses and other receivables	7,106,395	7,902,287
PROPERTY PLANTAND EQUIPMENT, NET	247,188	505,155
Operating lease right-of-use asset	—	1,918,966
Other Asset	216,258	379,735
Total Assets	$ 40,117,251	$ 20,219,411
CURRENT LIABILITIES:	$ 51,620,215	$ —
Short-term borrowings	40,248,754	1,589,887
Non-trade accounts payable	8,211,344	2,312,669
Bonds with Warrants	3,061,224	3,489,995
Accrued expenses and other current liabilities	98,893	83,940
Total Liabilities	$ 51,620,215	$ 7,476,491
Total Stockholder's Equity (Deficiency)	$ (11,502,964)	$ 12,742,920

	December 31, 2024	December 31, 2023
Sales	196	827,489
Cost of Revenue	—	79,097
Gross profit (Loss)	$ 196	$ 748,392
OPERATING EXPENSES:	1,489,006	10,483,401
OPERATING LOSS	(1,488,810)	(9,735,009)
OTHER INCOME(EXPENSE):	100,492	(2,178,706)
Net loss before taxes	(1,338,318)	(7,556,303)
Income tax expense	—	—
NET INCOME(LOSS)	$ (1,338,318)	$ (7,556,303)

NOTE 19 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of this filing and determined that the following events occurred after December 31, 2024 and prior to the issuance of these financial statements:

1. In February 2025, the Company entered into a debt conversion agreement to convert $210,000 of outstanding debt into shares of common stock.

2. The Company entered into an additional short-term borrowing agreement of $86,666 in the first quarter of 2025 to support working capital needs.

<h1 style="text-align:center">EXHIBIT INDEX</h1>

3.1	Amended and Restated Certificate of Incorporation of Registrant
3.2	Bylaws of Registrant
4.1	Form of Common Stock Certificate
4.3	Description of Registrant's Securities
10.1	Form of IPO Lock-Up Agreement
10.2	Hanryu Holdings, Inc 2022 Omnibus Equity Incentive Plan
10.3	Employment Agreement by and between Taehoon Kim and Hanryu Holdings, Inc, dated April 1, 2024
10.4	Employment Agreement by and between Juhyon Shin and Hanryu Holdings, Inc, dated April 1, 2024
10.5	Employment Agreement by and between David Gregg and Hanryu Holdings, Inc. dated April 1, 2023
10.6	Business Transfer Agreement, dated June 22, 2022, by and between Hanryu Bank Co., Ltd., and Kingdom Coin Holdings, a corporation incorporated in the Cayman Islands
10.7	Hanryu Holdings, Inc. Subscription Agreement
16.1	Letter from BF Borgers, CPA, PC dated October 25, 2023
21.1	Subsidiaries of Registrant
31.1	Certification of Taehoon Kim pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Ju-hyon Shin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Taehoon Kim pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Ju-hyon Shin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 29, 2025   **Global Interactive Technologies, Inc**

By: */s/ Taehoon Kim*
Name: Taehoon Kim
Title: Interim Chief Executive Officer
         (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Taehoon Kim	Interim Chief Executive Officer (Principal Executive Officer)	April 29, 2025
/s/ Ju-Hyon Shin	Chief Financial Officer (Principal Accounting Officer)	April 29, 2025
/s/ John. S. Morris	Director	April 29, 2025
/s/ Jay Hyong Woo	Director	April 29, 2025
/s/ Aram Ahn	Director	April 29, 2025
/s/ Amy Shi	Director	April 29, 2025
/s/ Larry Namer	Director	April 29 ,2025

BOARD OF DIRECTORS

John S. Morris
Director

Amy Shi
Director

Jay Hyong Woo
Director

Larry Namer
Director

EXECUTIVE MANAGEMENT

Taehoon Kim
Interim Chief Executive Officer

Juhyon Shin
Chief Financial Officer

TRANSFER AGENT

Colonial Stock Transfer Company, Inc.
7840 S 700 E
Sandy, UT 84070

INDEPENDENT PUBLIC ACCOUNTANTS

Onestop Assurance PAC
10 Anson Road #06-15
International Plaza
Singapore, 079903

STOCK LISTING

NASDAQ: GITS — Common Stock

Safe Harbor Statement

This 2024 Annual Report (this "Annual Report") consists of our Annual Report on Form 10-K for the year ended December 31, 2024. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained or incorporated herein by reference in this Annual Report, including statements regarding our future operating results, future financial position, business strategy, objectives, goals, plans, prospects, and markets, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "estimates," "expects," "intends," "targets," "contemplates," "projects," "predicts," "may," "might," "plan," "will," "would," "should," "could," "may," "can," "potential," "continue," "objective," or the negative of those terms, or similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. All forward-looking statements included herein are based on information available to us as of the date this Annual Report and speak only as of such date. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. The forward-looking statements contained in or incorporated by reference into this Annual Report reflect our views as of the date of this Annual Report about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of factors could cause actual results to differ materially from those indicated by the forward-looking statements and other risks detailed from time to time in our reports to the SEC.